 As filed with the Securities and Exchange Commission on January 21, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                FORM 10/A-1

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                     Pursuant to Section 12(b) or 12(g) of
                      The Securities Exchange Act of 1934

                               ----------------

                       Edwards Lifesciences Corporation
                   formerly known as CVG Controlled Inc.

          (Exact name of registrant as specified in its charter)

              Delaware                                 36-4316614
   (State or other jurisdiction of                  (I.R.S. Employer
   incorporation or organization)                  Identification No.)

                             17221 Red Hill Avenue
                            Irvine, California 92614
          (Address of principal executive offices, including zip code)

              Registrant's telephone number, including area code:
                                 (949) 250-2500

                               ----------------

       Securities to be registered pursuant to Section 12(b) of the Act:

                Title of each class             Name of each exchange on which
                 to be registered               each class is to be registered
                -------------------             ------------------------------
      Common Stock, par value $1.00                New York Stock Exchange
      Series A Junior Participating Preferred      New York Stock Exchange
      Stock Purchase Rights (currently traded
      with Common Stock)

                               ----------------

   Securities to be registered pursuant to Section 12(g) of the Act: None.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    ANNEX I

   THE INFORMATION CONTAINED IN THIS INFORMATION STATEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO EDWARDS LIFESCIENCES CORPORATION'S COMMON STOCK HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES WILL NOT BE ISSUED BEFORE THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS INFORMATION STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THESE SECURITIES.

                               EXPLANATORY NOTE

   This Registration Statement on Form 10 has been prepared on a prospective basis on the assumption that, among other things, the distribution and the related transactions contemplated to occur prior to or contemporaneously with the distribution will be consummated as contemplated by the information statement which is a part of this Registration Statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015
847.948.2000

                                                                     [  ], 2000

To all Baxter International Inc. Stockholders:

   I am pleased to inform you that on [ ], 2000, Baxter's board of directors declared a stock dividend to achieve a distribution of all of the outstanding shares of common stock of Edwards Lifesciences Corporation to all Baxter stockholders of record on [ ], 2000.

   Edwards Lifesciences is a new company, formed initially as a wholly owned subsidiary of Baxter, and is comprised of Baxter's CardioVascular business. Edwards Lifesciences is a leader in providing a comprehensive line of products and services to treat late-stage cardiovascular disease. The distribution is expected to make both Baxter and Edwards Lifesciences more competitive, giving each company more financial flexibility to invest and grow. We believe the combined value of two separate, but stronger companies will be greater than the value of Baxter as a whole today.

   Following the distribution, Baxter will continue to focus on providing critical medical therapies that improve the lives of millions of people worldwide. We intend to invest more resources in our Blood Therapies, I.V. Systems/Medical Products and Renal businesses. These investments will further enhance our ability to bring new products to market and to expand globally. If you are a Baxter stockholder of record at the close of business on [ ], 2000, the record date for the distribution, you will receive one share of Edwards Lifesciences common stock for every [six] shares of Baxter common stock you own on that date. Edwards Lifesciences stock certificates will be distributed beginning [ ], 2000. No action is required on your part to receive your Edwards Lifesciences stock.

   The attached information statement, which is being mailed to all Baxter stockholders, describes the distribution in detail and contains important information about Edwards Lifesciences, including financial statements.

                                          Sincerely,

                                          Harry M. Jansen Kraemer, Jr.
                                          Chairman and Chief Executive Officer

              [Edwards Lifesciences Corporation letterhead]

                                                                     [  ], 2000

Dear Edwards Lifesciences Corporation Stockholder:

   It is my pleasure to welcome you as a stockholder of Edwards Lifesciences Corporation. We are a leader in providing a comprehensive line of therapies and services to treat late-stage cardiovascular disease, and a significant portion of our current products and services occupy market-leading positions. Edwards Lifesciences operates in four main product lines: cardiac surgery, critical care, vascular and perfusion products and services.

   I invite you to learn more about Edwards Lifesciences in the attached information statement. We expect that operating as an independent company focused on late-stage cardiovascular disease therapy will accelerate the speed of innovation of our business. We also expect that it will allow us to significantly expand our product development pipeline, and pursue attractive opportunities to expand our offerings and operations through acquisitions and strategic alliances. Ultimately, we anticipate that this will lead to innovative, diversified and improved treatment options for patients suffering from late-stage cardiovascular disease. As a more aggressive competitor, we believe that we can accelerate our future growth rate.

   In 1998, we achieved net revenues of $865 million, an amount that will make us the largest company focused exclusively on the late-stage cardiovascular disease market. We expect that Edwards Lifesciences' common stock will be listed and traded on the New York Stock Exchange and that its stock symbol will be "EW ".

   Our management team is eager to distinguish Edwards Lifesciences through continued strong leadership and solid financial performance. We are pleased that you, as a stockholder of Edwards Lifesciences, will participate in our mission.

                                          Sincerely,

                                          Michael A. Mussallem
                                          Chairman and Chief Executive Officer

      Information Contained Herein is Subject to Completion or Amendment

                Preliminary Copy Dated January     , 2000

                             INFORMATION STATEMENT

                                    [LOGO]

                     Edwards Lifesciences Corporation

                                 Common Stock

                                 We are providing this information statement to you as a stockholder of Baxter International Inc. in connection with the distribution by Baxter to its stockholders of all of the outstanding shares of Edwards Lifesciences common stock. Edwards Lifesciences will conduct the business currently performed by Baxter's CardioVascular group.

 Consider carefully the
 risk factors beginning
 on page 7 of this
 information statement.

 Stockholder approval
 of the distribution of
 Edwards Lifesciences
 common stock is not
 required. We are not
 asking you for a proxy
 and we request that
 you do not send us a
 proxy. Also, you are
 not required to make
 any payment for the
 shares of Edwards
 Lifesciences common
 stock that you will
 receive.

                                 It is expected that the distribution will be
                                 made on [      ], 2000, to holders of record
                                 of Baxter common stock on [     ], 2000. If
                                 you are a Baxter stockholder at the close of
                                 business on the record date, you will receive one share of Edwards Lifesciences common stock for every [six] shares of Baxter common stock you hold on that date. Certificates for the shares will be mailed to you, or your brokerage account will be credited for the
                                 shares, on or about [      ], 2000.
                                 Fractional shares will not be issued and you will receive a check or a credit to your brokerage account for the cash equivalent of any fractional shares you otherwise would have received in the distribution. You will not be required to pay anything for the shares of Edwards Lifesciences common stock to be distributed to you, nor will you be required to surrender or exchange your shares of Baxter common stock or take any other action in order to receive Edwards Lifesciences common stock.

 This information
 statement is not an
 offer to sell, or a
 solicitation of any
 offer to buy, any
 securities of Edwards
 Lifesciences
 Corporation or Baxter
 International Inc.

                                 Application has been made to list the Edwards Lifesciences common stock on the New York Stock Exchange under the symbol "EW."

   The information contained in this information statement is subject to completion or amendment. A registration statement on Form 10 relating to Edwards Lifesciences' common stock has been filed with the Securities and Exchange Commission. These securities will not be issued before the registration statement becomes effective.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Edwards Lifesciences common stock, or determined that this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

           The date of this information statement is [      ], 2000.

                               TABLE OF CONTENTS

ITEM                                                                        PAGE
----                                                                        ----

SUMMARY....................................................................   1
  Edwards Lifesciences' Business...........................................   1
  Questions and Answers About Edwards Lifesciences and the Distribution....   2
  Summary Historical Financial Data........................................   5
  Summary Unaudited Pro Forma Financial Data...............................   6

RISK FACTORS...............................................................   7
  Risks Related to Edwards Lifesciences' Business..........................   7
  Risks Related to the Health Care Industry................................  11
  Risks Related to Edwards Lifesciences' Separation from Baxter............  13
  Risks Related to Ownership of Edwards Lifesciences' Common Stock.........  14

FORWARD-LOOKING STATEMENTS.................................................  15

EDWARDS LIFESCIENCES' BUSINESS.............................................  16
  Overview.................................................................  16
  Business Strategy........................................................  16
  Edwards Lifesciences' Product and Service Offerings......................  17
  Cardiac Surgery..........................................................  17
  Critical Care............................................................  19
  Vascular.................................................................  20
  Perfusion Products and Services..........................................  20
  Competition..............................................................  21
  Sales and Marketing......................................................  21
  Raw Materials and Manufacturing..........................................  22
  Quality Assurance........................................................  22
  Research and Development.................................................  23
  Proprietary Technology...................................................  23
  Government Regulation and Other Matters..................................  24
  Properties...............................................................  26
  Employees................................................................  26

EDWARDS LIFESCIENCES' RELATIONSHIP WITH BAXTER AFTER THE DISTRIBUTION......  27
  General..................................................................  27
  Reorganization Agreement.................................................  27
  Tax Sharing Agreement....................................................  29
  Distribution Agreements..................................................  29
  Services and Other Agreements............................................  29

THE DISTRIBUTION...........................................................  31
  Background and Reasons for the Distribution..............................  31
  Manner of Effecting the Distribution.....................................  31
  Accounting Treatment of Plan of Reorganization...........................  32
  Important Federal Income Tax Consequences................................  32
  Market for Edwards Lifesciences Common Stock.............................  33
  Dividend Policy..........................................................  34
  Distribution Conditions and Termination..................................  34
  Opinions of Financial Advisors...........................................  35

SELECTED FINANCIAL DATA OF EDWARDS LIFESCIENCES............................  36

EDWARDS LIFESCIENCES' UNAUDITED PRO FORMA FINANCIAL DATA...................  37

ITEM                                                                       PAGE
----                                                                       ----


EDWARDS LIFESCIENCES MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS......................................  41
  Overview................................................................  41
  Results of Operations...................................................  42
  Liquidity and Capital Resources.........................................  45
  Euro Conversion.........................................................  46
  New Accounting and Disclosure Standard..................................  46
  Currency Risk...........................................................  46

EDWARDS LIFESCIENCES MANAGEMENT...........................................  47
  Board of Directors......................................................  47
  Committees of the Board of Directors....................................  48
  Compensation of Directors...............................................  48
  Executive Officers......................................................  48

EDWARDS LIFESCIENCES EXECUTIVE COMPENSATION...............................  50
  1999 Compensation of Executive Officers.................................  50
  Stock Option Grants.....................................................  51
  Stock Option Exercises..................................................  52
  Pension Plan and Excess Pension Plan....................................  52
  Baxter Common Stock Held by Edwards Lifesciences Employees..............  53
  Future Compensation of Executive Officers...............................  53
  2000 Incentive Compensation Program.....................................  54
  Edwards Lifesciences Change of Control Plan.............................  56
  Edwards Lifesciences Retirement Plan for United States Employees........  57
  Employee Stock Purchase Plan for United States Employees................  58
  Transition Options for Salaried Exempt Employees........................  59
  Initial Stock Option Grant for Salaried Employees Worldwide.............  59
  Employee Stock Purchase Plan for Employees Outside the United States....  59
  Initial Stock Grant for Hourly Employees Outside the United States......  59
  Other Retirement Plans for Employees Outside the United States..........  59

SECURITY OWNERSHIP OF EDWARDS LIFESCIENCES................................  60

DESCRIPTION OF EDWARDS LIFESCIENCES CAPITAL STOCK.........................  61
  Authorized Capital Stock................................................  61
  Edwards Lifesciences Common Stock.......................................  61
  Edwards Lifesciences Preferred Stock....................................  61
  Edwards Lifesciences Rights Agreement...................................  61

CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF EDWARDS LIFESCIENCES'
 CERTIFICATE OF INCORPORATION AND BYLAWS AND OF DELAWARE LAW..............  63
  Certificate of Incorporation and Bylaws.................................  63
  Delaware Law............................................................  65

LIMITATION OF LIABILITY AND INDEMNIFICATIONOF EDWARDS LIFESCIENCES
 DIRECTORS AND OFFICERS...................................................  66
  Limitation of Liability of Directors....................................  66
  Indemnification of Directors and Officers...............................  66

EDWARDS LIFESCIENCES 2001 ANNUAL MEETING OF STOCKHOLDERS..................  67

ADDITIONAL INFORMATION....................................................  67

INDEX TO COMBINED FINANCIAL STATEMENTS AND SCHEDULE....................... F-1

                                    SUMMARY

   This summary highlights selected information from this information statement, but does not contain all details concerning the distribution of the Edwards Lifesciences common stock to Baxter stockholders, including information that may be important to you. To better understand the distribution, and the business and financial position of Edwards Lifesciences, you should carefully review this entire document. References in this information statement to "Edwards Lifesciences" mean Edwards Lifesciences Corporation, a Delaware corporation, and its subsidiaries and affiliates following the distribution. References in this information statement to the CardioVascular business mean the CardioVascular business as conducted by Baxter for periods prior to the distribution date. References in this information statement to "Baxter" mean Baxter International Inc., a Delaware corporation, and its subsidiaries and affiliates.

                      Edwards Lifesciences' Business

   Edwards Lifesciences designs, develops, manufactures and markets a comprehensive line of products and services to treat late-stage cardiovascular disease. Edwards Lifesciences is the worldwide leader in the development, marketing and sale of both tissue replacement heart valves and heart valve repair products. Edwards Lifesciences' product lines are grouped into four general areas: cardiac surgery, critical care, vascular and perfusion products and services. Edwards Lifesciences also offers a diverse grouping of other product lines comprised mostly of pharmaceuticals and select distributed products. Edwards Lifesciences supplies its products and services to customers in more than 80 countries, both through direct sales and distribution relationships, and reported annual sales in 1998 of $865 million.

   Edwards Lifesciences' cardiac surgery product lines include products relating to heart valve therapy, a left ventricular assist device, as well as cannulae and cardioplegia products used during open heart surgery. Edwards Lifesciences' critical care product offerings include hemodynamic monitoring devices for measuring heart pressure and output during surgical procedures and in post-surgical intensive care settings. Edwards Lifesciences has been a world leader in this area since the development of its Swan-Ganz catheter more than 30 years ago. Edwards Lifesciences' vascular products include a line of balloon-tipped, catheter-based products, surgical clips and inserts, angioscopy equipment and artificial implantable grafts. The perfusion products offered by Edwards Lifesciences include a diverse line of disposable and hardware products used during cardiopulmonary bypass procedures, including oxygenators, blood containers, filters and related devices and heart-lung machines. Edwards Lifesciences also is the world's leading provider of contract perfusion services with a staff of more than 400 clinical perfusionists who perform an aggregate of more than 50,000 perfusion cases for open heart surgery per year.

   Edwards Lifesciences employs over 5,000 people and its products are manufactured throughout the world, including Brazil, the Dominican Republic, Japan, The Netherlands, Puerto Rico, Switzerland and the United States. Edwards Lifesciences' headquarters are located at 17221 Red Hill Avenue, Irvine, California 92614 and its telephone number is 949.250.2500. Edwards Lifesciences was incorporated in Delaware in 1999.

   As of the distribution date, Baxter will have transferred its CardioVascular business to Edwards Lifesciences, a newly formed Delaware corporation. Baxter will distribute the shares of Edwards Lifesciences common stock to Baxter stockholders on a proportionate basis beginning on [ ], 2000.

   The distribution of the shares of Edwards Lifesciences common stock will be effective on the distribution date. No vote of Baxter's stockholders is required to approve the distribution of the Edwards Lifesciences common stock.

   Questions and Answers about Edwards Lifesciences and the Distribution

Why is Baxter separating
Edwards Lifesciences?

                            Baxter is creating an independent, publicly traded company for its CardioVascular business because its management believes that the combined value of two separate companies will be greater than the value of Baxter as a whole today. Edwards Lifesciences expects that the distribution will allow it to compete more effectively in the intensely competitive and rapidly consolidating cardiovascular device industry. Edwards Lifesciences believes that as an independent company, it will increase the level of funding of, and commitment to, intense research and development with a focus on enhancing its number and diversity of new products. Edwards Lifesciences also expects that it will be more aggressive in pursuing acquisition and strategic alliance opportunities as an independent company with the ability to use its stock as currency. Having a publicly traded equity security will also enable Edwards Lifesciences to better attract and retain key employees by more directly linking its employees' compensation with Edwards Lifesciences' performance.

                            Following the distribution, Baxter intends to invest more resources in its remaining core businesses, which it expects will further enhance its ability to successfully commercialize new products and to expand its global markets.

What will the               After the distribution, Baxter and Edwards
relationship be between     Lifesciences will be separate, publicly owned
Edwards Lifesciences and    companies. Baxter and Edwards Lifesciences will
Baxter after the            enter into certain agreements to define their
distribution?               ongoing relationship after the distribution. These
                            agreements also will allocate responsibility for obligations both before and after the distribution date. See "Edwards Lifesciences' Relationship With
                            Baxter After The Distribution" beginning on page
                            29.

How will Edwards
Lifesciences be managed?
                            Edwards Lifesciences' management team will be essentially the same operating management team as Baxter's CardioVascular business had during the period prior to the distribution. Michael A. Mussallem will be the Chairman of the Board and Chief Executive Officer of Edwards Lifesciences. Mr. Mussallem has extensive experience in the medical products and services industry, having been with Baxter for over twenty years. Mr. Mussallem will be supported by an experienced management team that will include Stuart L. Foster and Anita B. Bessler, who together have spent in excess of 45 collective years in the industry. See "Edwards Lifesciences Management--Executive Officers" beginning on page 51.

                            The Edwards Lifesciences board of directors is expected to initially consist of seven persons, including Mr. Mussallem and six independent directors who will be designated prior to or promptly following the distribution. See "Edwards Lifesciences Management--Board of Directors" beginning on page 50.

When will the
distribution happen?        [      ], 2000. Baxter will distribute the shares
                            of Edwards Lifesciences common stock on the
                            distribution date, which will be on or about
                            [      ], 2000, to holders of Baxter common stock
                            on the record date.

What is the record date     [   ], 2000
for the distribution?

What do I have to do to
participate in the          Nothing. You are not required to take any action to
distribution?               receive Edwards Lifesciences common stock in the
                            distribution. No proxy or vote is necessary for the distribution. If you own Baxter common stock as of the close of business on the record date, shares of Edwards Lifesciences common stock will be mailed to you or credited to your brokerage account on [ ], 2000. You do not need to mail in Baxter common stock certificates to receive Edwards Lifesciences common stock certificates. The number of shares of Baxter common stock you own will not change as a result of the distribution.

How many shares of
Edwards Lifesciences
common stock will I
receive? Baxter will distribute one share of Edwards Lifesciences common stock, along with associated preferred stock purchase rights, for every [six] shares of Baxter common stock you own as of the close of business on the record date. For example, if you own [150] shares of Baxter common stock on the record date, you will receive [25] shares of Edwards Lifesciences common stock in the distribution. Based on approximately [291,708,000] shares of Baxter common stock that we expect to be outstanding on the record date for the distribution, Baxter will distribute a total of approximately [48,618,000] shares of Edwards Lifesciences common stock.

Will Baxter distribute
fractional shares?          No. Baxter will not distribute any fractional
                            shares of Edwards Lifesciences common stock. You will receive a check or a credit to your brokerage account for the cash equivalent of any fractional shares you otherwise would have received in the distribution, less applicable taxes. The amount of the cash payment will depend upon the prices at which the fractional shares are sold in the open market on or about the distribution date.

Is the distribution
taxable for United States   The distribution is conditioned on Baxter receiving
federal income tax          a ruling from the United States Internal Revenue
purposes?                   Service substantially to the effect that the
                            distribution will be tax-free to Baxter and to Baxter's United States stockholders, except with respect to cash paid in lieu of fractional shares of Edwards Lifesciences common stock. See "The
                            Distribution--Important Federal Income Tax
                            Consequences" beginning on page 34, for a more complete discussion of the United States federal income tax consequences of the distribution to holders of Baxter common stock.

Will I be paid any
dividends on the Edwards
Lifesciences common         Edwards Lifesciences has no current plans to pay
stock?                      dividends following the distribution. Edwards
                            Lifesciences will pay dividends on Edwards
                            Lifesciences common stock only if declared by the Edwards

                            Lifesciences board of directors in its sole discretion following the distribution. The payment and level of cash dividends, if any, will be based upon a number of factors, including the operating results, cash flow and financial requirements of Edwards Lifesciences. See "The Distribution-- Dividend Policy" beginning on page 35.

Where will my shares of     Edwards Lifesciences expects that its common stock
Edwards Lifesciences        will be listed on the New York Stock Exchange under
common stock trade?         the symbol "EW". See "The Distribution--Market for
                            Edwards Lifesciences Common Stock" beginning on page 35.

What will happen to the     Nothing. Baxter common stock will continue to be
listing of Baxter's         listed on the NYSE under the symbol "BAX."
shares on the New York
Stock Exchange?

Will the distribution
affect the trading price    Yes. After the distribution, the trading price of
of my Baxter common         Baxter common stock is likely to be lower than the
stock?                      trading price immediately prior to the
                            distribution. Moreover, the trading price of Baxter common stock may fluctuate after the distribution as the market evaluates the operations of Baxter without the business of Edwards Lifesciences. Until the market has fully analyzed Edwards Lifesciences' business, the prices at which the Edwards
                            Lifesciences common stock trades may fluctuate significantly. The combined market value of Baxter common stock and Edwards Lifesciences common stock may be less than, equal to or greater than the market value of Baxter common stock prior to the distribution. See "The Distribution--Market for
                            Edwards Lifesciences Common Stock" beginning on page 35.

                            Before the distribution, you should direct
Who do I contact for        inquiries relating to the distribution to:
information regarding the
distribution and Edwards
Lifesciences?

                                         Baxter International Inc.
                                             One Baxter Parkway
                                            Deerfield, IL 60015
                                       Attention: Investor Relations
                                                847.948.2000

                            After the distribution, you should direct inquiries relating to an investment in Edwards Lifesciences common stock to:

                                         Edwards Lifesciences
                                           17221 Red Hill Avenue
                                          Irvine, California 92614
                                       Attention: Investor Relations
                                                949.250.2500

                            After the distribution, the transfer agent and registrar for the Edwards Lifesciences common stock will be:

                                              [To be selected]

                       Summary Historical Financial Data

   The following table sets forth summary historical combined financial data for Edwards Lifesciences. The historical combined financial data of Edwards Lifesciences are derived from the "Combined Financial Statements," which are included elsewhere in this information statement. See Note 3 to "Combined Financial Statements" and "Edwards Lifesciences Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussions of the effect of Edwards Lifesciences certain acquisitions on Edwards Lifesciences' revenues, expenses and financial position.

                                        For the nine
                                        months ended    For the years ended
                                        September 30,       December 31,
                                        --------------  ----------------------
                                         1999    1998    1998    1997    1996
                                        ------  ------  ------  ------  ------
                                                  (in millions)
      Income Statement Data
      Net sales........................ $  672  $  639  $  865  $  879  $  837
      Gross profit..................... $  328  $  300  $  399  $  416  $  395
      Net income (loss) (a)............ $   62  $   47  $   62  $  (52) $   87
      Balance Sheet and Cash Flow Data
      Cash flow provided from
       operations...................... $  107  $  113  $  176  $  163  $  185
      Cash flow from investment
       transactions, net............... $  (38) $  (40) $  (52) $  (58) $ (155)
      Cash flow from financing
       transactions, net............... $  (69) $  (73) $ (124) $ (105) $  (30)
      Total assets..................... $1,465  $1,483  $1,483  $1,526  $1,473
      Other Data
      EBITDA (a)(b).................... $  150  $  131  $  175  $  197  $  206

-------

(a) See Note 3 to "Combined Financial Statements" and "Edwards Lifesciences Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding the $132 million in-process research and development charge in 1997 relating to the acquisition of Research Medical, Inc.

(b) EBITDA, or earnings before interest, income taxes, depreciation and amortization, is presented because it is a widely accepted financial indicator used by certain investors and analysts to compare and analyze companies on the basis of operating performance. We believe a presentation of earnings before certain noncash charges may enhance an investor's comparisons of competitor companies that have historically used different methods of accounting for business combinations. EBITDA in 1997 excludes the $132 million in-process research and development charge relating to the acquisition of Research Medical, Inc.

   EBITDA is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States (GAAP). Disclosure regarding cash flows from operating, investing and financing transactions is presented in "Edwards Lifesciences Management's Discussion and Analysis of Financial Condition and Results of Operations". Further, EBITDA is not indicative of operating income or cash flow from operations as determined under GAAP. Items excluded from EBITDA are significant components in understanding and assessing financial performance. Our method of computation may or may not be comparable to other similarly titled measures of other companies.

                   Summary Unaudited Pro Forma Financial Data

   The following table sets forth summary unaudited pro forma financial data. This data presents the combined results of Edwards Lifesciences assuming that the transactions contemplated by the distribution had been completed as of January 1, 1998. See page 39 for computation of pro forma amounts, including descriptions of the pro forma adjustments.

   We have prepared the summary unaudited pro forma information utilizing the historical combined financial statements of Edwards Lifesciences. You should read this information in conjunction with the historical combined financial statements and notes to those statements, included elsewhere in this information statement. The summary unaudited pro forma financial data does not purport to be indicative of the results of Edwards Lifesciences in the future or what the financial position and results of operations would have been had Edwards Lifesciences been a separate, stand-alone entity during the periods shown. Pro forma cash flows are not presented as such amounts would not be factually supportable.

                                                     For the
                                                      nine
                                                     months
                                                      ended
                                                    September For the year ended
                                                       30,       December 31,
                                                    --------- ------------------
                                                    1999 1998        1998
                                                    ---- ---- ------------------
                                                           (in millions)
      Net sales.................................... $672 $639        $865
      Gross profit................................. $326 $298        $396
      Net income................................... $ 32 $ 21        $ 27
      EBITDA (a)................................... $130 $111        $147

--------

(a) EBITDA, or earnings before interest, income taxes, depreciation and amortization, is not a measure defined by generally accepted accounting principles. Refer to footnote (b) of "Summary Historical Financial Data" for a discussion of the EBITDA measure.

                                 RISK FACTORS

   Consider carefully all of the information contained in this information statement and, in particular, the following factors:

Risks Related to Edwards Lifesciences' Business

 If Edwards Lifesciences does not introduce new products in a timely manner, its products may become obsolete, and its operating results may suffer.

   The cardiovascular products industry is characterized by rapid technological changes, frequent new product introductions and evolving industry standards. Without the timely introduction of new products and enhancements, Edwards Lifesciences' products will likely become technologically obsolete over time, in which case Edwards Lifesciences' revenue and operating results would suffer. The success of Edwards Lifesciences' new product offerings will depend on several factors, including its ability to:

  . properly identify and anticipate customer needs;

  . innovate and develop new technologies and applications;

  . successfully commercialize new technologies in a timely manner;

  . manufacture and deliver products in sufficient volumes on time;

  . differentiate Edwards Lifesciences' offerings from competitors offerings;
    and

  . price products competitively.

   In addition, new technologies that Edwards Lifesciences develops may not be accepted quickly because of industry-specific factors, such as the need for regulatory clearance, unanticipated restrictions imposed on approved indications, entrenched patterns of clinical practice, uncertainty over third-party reimbursement and clinicians' fears of malpractice suits.

   Moreover, significant technical innovations generally will require a substantial investment before Edwards Lifesciences can determine the commercial viability of these innovations. Edwards Lifesciences may not have the financial resources necessary to fund these technical innovations. In addition, even if Edwards Lifesciences is able to successfully develop enhancements or new generations of its products, these enhancements or new generations of products may not produce revenue in excess of the costs of development, and they may be quickly rendered obsolete by changing customer preferences or the introduction by Edwards Lifesciences' competitors of products embodying new technologies or features.

 Edwards Lifesciences may incur product liability and professional liability losses and insurance coverage may be inadequate or unavailable to cover these losses.

   Edwards Lifesciences' business exposes it to potential product liability risks that are inherent in the design, manufacture and marketing of medical devices. Edwards Lifesciences' products are often used in surgical and intensive care settings with seriously ill patients. In addition, some of the medical devices manufactured and sold by Edwards Lifesciences are designed to be implanted in the human body for long periods of time. Edwards Lifesciences could be the subject of product liability suits alleging that component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information could result in an unsafe condition or injury to patients. Product liability lawsuits and claims, safety alerts or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on Edwards Lifesciences' business and reputation and on its ability to attract and retain customers. In addition, Edwards Lifesciences' perfusion services subsidiaries expose it to medical malpractice risks. In recent years, physicians, hospitals and other medical-service providers have become subject to an increasing number of lawsuits alleging medical malpractice. Medical malpractice suits often involve large claims and substantial defense costs.

   Upon the distribution, Edwards Lifesciences will assume the defense of litigation involving claims related to the CardioVascular business and will indemnify Baxter for all related losses, costs and expenses. As part of its risk management policies, Edwards Lifesciences intends to seek third-party product liability and professional liability insurance coverage. However, Edwards Lifesciences is not certain that it will be able to obtain product liability and professional liability insurance on commercially reasonable terms, if at all. Furthermore, product liability claims against Edwards Lifesciences may exceed the coverage limits of any insurance policies or cause Edwards Lifesciences to record a self-insured loss. Edwards Lifesciences maintains professional liability insurance coverage for individuals employed by the subsidiary who perform perfusion services, although the amount of that coverage may not be sufficient. Further, even if any product liability or professional liability losses are covered by an Edwards Lifesciences insurance policy, these policies may have substantial retentions or deductibles that provide that Edwards Lifesciences will not receive insurance proceeds until the losses incurred by Edwards Lifesciences exceed the amount of those retentions or deductibles. To the extent that any losses are below these retentions or deductibles, Edwards Lifesciences will be responsible for paying these losses. A product liability or professional liability claim in an amount in excess of applicable insurance could have a material adverse effect on Edwards Lifesciences.

 Edwards Lifesciences may experience supply interruptions that could harm its ability to manufacture products.

   Edwards Lifesciences uses a diverse and broad range of raw materials and other items in the design and manufacture of its products. Edwards Lifesciences' non-implantable products are manufactured from man-made raw materials including resins, chemicals, electronics and metals. Edwards Lifesciences' heart valve therapy products are manufactured from natural animal tissue and man-made materials. Edwards Lifesciences purchases certain of the materials and components used in the manufacture of its products from external suppliers. In addition, Edwards Lifesciences purchases certain supplies from single sources for reasons of quality assurance, sole source availability, cost-effectiveness or constraints resulting from regulatory requirements. Edwards Lifesciences works closely with its suppliers to assure continuity of supply while maintaining high quality and reliability. Edwards Lifesciences uses a diverse and broad range of raw and organic materials in the design, development and manufacture of its products. Edwards Lifesciences purchases certain of the materials and components used in manufacturing its products from external suppliers. In addition, Edwards Lifesciences purchases certain supplies from single sources for reasons of quality assurance, cost effectiveness or constraints resulting from regulatory requirements. Edwards Lifesciences works closely with its suppliers to assure continuity of supply while maintaining high quality and reliability. Alternative supplier options are generally considered and identified, although Edwards Lifesciences does not typically pursue regulatory qualification of alternative sources due to the strength of its existing supplier relationships and the time and expense associated with the regulatory process. Although a change in suppliers could require significant effort or investment by Edwards Lifesciences in circumstances where the items supplied are integral to the performance of Edwards Lifesciences' products or incorporate unique technology, management does not believe that the loss of any existing supply contract would have a material adverse effect on the company.

   In an effort to reduce potential product liability exposure, certain suppliers have announced that they intend to limit or terminate sales of certain materials and parts to companies that manufacture implantable medical devices. In the past, Baxter has been required in specific instances to indemnify certain suppliers for its CardioVascular business for product liability expenses. There can be no assurance that an indemnity from Edwards Lifesciences will be satisfactory to these suppliers. If Edwards Lifesciences is unable to obtain these raw materials or there is a significant increase in the price of materials or components, its business could be harmed.

 Edwards Lifesciences may not successfully identify and complete acquisitions or strategic alliances on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; Edwards Lifesciences may be required to incur additional indebtedness to fund any acquisitions.

   As part of Edwards Lifesciences' growth strategy, Edwards Lifesciences intends to aggressively seek to acquire complementary businesses, technologies, services or products and to enter into strategic alliances. Edwards Lifesciences may be unable to find suitable acquisition candidates. Even if Edwards Lifesciences identifies appropriate acquisition or alliance candidates, Edwards Lifesciences may be unable to complete such acquisitions on favorable terms, if at all. In addition, the process of integrating an acquired business, technology, service or product into Edwards Lifesciences' existing business and operations may result in unforeseen operating difficulties and expenditures. Integration of an acquired company also may require significant management resources that otherwise would be available for ongoing development of Edwards Lifesciences' business. Moreover, Edwards Lifesciences may not realize the anticipated benefits of any acquisition. Future acquisitions could also require issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm Edwards Lifesciences' business. Edwards Lifesciences currently does not have any current understandings, commitments or agreements with respect to any material acquisition.

   Edwards Lifesciences also intends to pursue strategic alliances with third parties. Edwards Lifesciences may not identify appropriate partners with whom to form partnerships or strategic alliances. Any alliances may not generate anticipated financial results.

 Edwards Lifesciences' business is subject to economic, political and other risks associated with international sales and operations.

   Because Edwards Lifesciences sells its products in a number of foreign countries, its business is subject to risks associated with doing business internationally. Edwards Lifesciences' net revenue originating outside of the United States, as a percentage of Edwards Lifesciences' total net revenue, was 41% in fiscal year 1998 and 43% for the nine months ended September 30, 1999. Edwards Lifesciences anticipates that revenue from international operations will continue to represent a substantial portion of its total revenue. In addition, many of Edwards Lifesciences' manufacturing facilities and suppliers are located outside of the United States. Edwards Lifesciences management expects to increase its sales efforts internationally, which could expose it to greater risks associated with international sales and operations. Accordingly, Edwards Lifesciences' future results could be harmed by a variety of factors, including:

  . changes in foreign medical reimbursement policies and programs;

  . unexpected changes in foreign regulatory requirements;

  . changes in foreign currency exchange rates;

  . changes in a specific country's or region's political or economic conditions, particularly in emerging regions;

  . trade protection measures and import or export licensing requirements;

  . potentially negative consequences from changes in tax laws;

  . difficulty in staffing and managing foreign operations;

  . differing labor regulations; and

  . differing protection of intellectual property.

 Edwards Lifesciences will be subject to risks arising from currency exchange rate fluctuations.

   Approximately 43% of Edwards Lifesciences' revenues for the nine months ended September 30, 1999 were generated from outside of the United States. Measured in local currency, a substantial portion of Edwards Lifesciences foreign-generated revenues were generated in Europe (and primarily denominated in the Euro) and in Japan. The United States dollar value of Edwards Lifesciences foreign-generated revenues varies with currency exchange rate fluctuations. Significant increases in the value of the United States dollar relative to the Euro or the Japanese Yen, as well as other currencies, could have a material adverse effect on Edwards Lifesciences' results of operations. The CardioVascular business has historically been considered in Baxter's overall risk management strategy. As part of this strategy, Baxter has used financial instruments to reduce its exposure to adverse movements in currency exchange rates. As an independent company, Edwards Lifesciences plans to implement a hedging policy which will attempt to manage currency exchange rate risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and cost; however this hedging policy may not successfully eliminate the effects of currency exchange rate fluctuations.

 The conversion to the Euro has required Edwards Lifesciences to modify its business operations and if these modifications are not successful or if there are any negative economic developments in the European Union, Edwards Lifesciences' business may be negatively affected.

   On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between their existing currencies and one common currency, the Euro. Uncertainties exist as to the effects the Euro may have on Edwards Lifesciences' European customers, as well as the impact of the Euro conversion on the economies of the participating countries. Approximately 43% of Edwards Lifesciences' revenues for the nine months ended September 30, 1999 were derived from outside the United States, a significant portion of which were generated in Europe and primarily denominated in currencies linked to the Euro since January 1, 1999. Any negative economic developments that occur in the combined European Union economy and the possible devaluation of the Euro could have a material negative impact on Edwards Lifesciences' business.

   Potential effects on Edwards Lifesciences' operations include:

  . the need to modify business systems to recognize the Euro as a functional currency; and

  . the competitive impact of cross-border price transparency, which may make it more difficult for a business to charge different prices for the same products on a country-by-country basis, particularly once the Euro currency begins circulation in 2002.

   Edwards Lifesciences will continue to evaluate the impact of the introduction of the Euro as Edwards Lifesciences continues to expand its operations throughout Europe.

 Fluctuations in Edwards Lifesciences' quarterly operating results may cause Edwards Lifesciences' stock price to decline.

   Edwards Lifesciences' revenue and operating results may vary significantly from quarter to quarter. A high proportion of Edwards Lifesciences' costs are fixed, due in part to significant sales, research and development and manufacturing costs. Thus, small declines in revenue could disproportionately affect operating results in a quarter, and the price of Edwards Lifesciences common stock may fall. Other factors that could affect quarterly operating results include:

  . demand for and clinical acceptance of products;

  . the timing and execution of customer contracts, particularly large contracts that would materially affect Edwards Lifesciences' operating results in a given quarter;

  . the timing of sales of products;

  . changes in foreign currency exchange rates;

  . unanticipated delays or problems in introducing new products;

  . competitors' announcements of new products, services or technological innovations;

  . changes in Edwards Lifesciences' pricing policies or the pricing policies of its competitors;

  . increased expenses, whether related to sales and marketing, raw materials or supplies, product development or administration;

  . adverse changes in the level of economic activity in the United States and other major regions in which Edwards Lifesciences does business;

  . costs related to possible acquisitions of technologies or businesses;

  . Edwards Lifesciences' ability to expand its operations; and

  . the amount and timing of expenditures related to expansion of Edwards
    Lifesciences' operations.

 Edwards Lifesciences' inability to protect its intellectual property could have a material adverse effect on its business.

   Edwards Lifesciences' success and competitive position are dependent, in part, upon its proprietary intellectual property. Edwards Lifesciences relies on a combination of patents, trade secrets and nondisclosure agreements to protect its proprietary intellectual property, and will continue to do so. Although Edwards Lifesciences seeks to protect its proprietary rights through a variety of means, Edwards Lifesciences cannot guarantee that the protective steps it has taken are adequate to protect these rights. Patents issued to or licensed by Edwards Lifesciences in the past or in the future may be challenged and held invalid or not infringed by third parties. Competitors may also challenge Edwards Lifesciences' patents.

   Edwards Lifesciences will also rely on confidentiality agreements with certain employees, consultants and other parties to protect, in part, trade secrets and other proprietary information. These agreements could be breached and Edwards Lifesciences may not have adequate remedies for any breach. In addition, others may independently develop substantially equivalent proprietary information or gain access to Edwards Lifesciences' trade secrets or proprietary information.

   Edwards Lifesciences will be required to spend significant resources to monitor and enforce its intellectual property rights. Edwards Lifesciences may not be able to detect infringement and may lose its competitive position in the industry. In addition, competitors may design around Edwards Lifesciences' technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture increased market position.

 Third parties may claim Edwards Lifesciences is infringing their intellectual property, and Edwards Lifesciences could suffer significant litigation or licensing expenses or be prevented from selling products.

   During recent years, Baxter's competitors have been involved in substantial litigation regarding patent and other intellectual property rights in the medical device industry generally. In the future, Edwards Lifesciences may be forced to defend itself against claims and legal actions alleging infringement of the intellectual property rights of others. Because intellectual property litigation can be costly and time consuming, Edwards Lifesciences' intellectual property litigation expenses could be significant in the future. Adverse determinations in any such litigation could subject Edwards Lifesciences to significant liabilities to third parties, could require Edwards Lifesciences to seek licenses from third parties and could, if such licenses are not available, prevent Edwards Lifesciences from manufacturing, selling or using certain of its products, any one of which could have a material adverse effect on Edwards Lifesciences.

   Third parties could also obtain patents that may require Edwards Lifesciences to either re-design its products or, if possible, negotiate licenses to conduct its business. If Edwards Lifesciences is unable to re-design its products or obtain a license, Edwards Lifesciences may have to exit a particular product offering.

 Edwards Lifesciences has not previously operated as an independent company.

   Edwards Lifesciences does not have an operating history as an independent public company and Edwards Lifesciences' management has no experience, as a group, in operating Edwards Lifesciences as a stand-alone business. While Edwards Lifesciences has been profitable as a part of Baxter, there is no assurance that as a stand-alone company revenues and profits will continue at the same level. For more information, see "Combined Financial Statements."

 The agreements governing Edwards Lifesciences' indebtedness will contain restrictive covenants that may limit Edwards Lifesciences' future financial flexibility.

   In connection with the distribution, Edwards Lifesciences will borrow approximately $[550] million. This indebtedness is reflected in the pro forma financial information presented elsewhere in this information statement.

The debt agreements relating to this indebtedness will contain restrictive covenants which may limit or prohibit certain actions by Edwards Lifesciences. For more information, see "Edwards Lifesciences Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Edwards Lifesciences' Unaudited Pro Forma Financial Data."

Risks Related to the Health Care Industry

 Edwards Lifesciences faces intense competition and consolidation within its industry, and if Edwards Lifesciences does not compete effectively, its business will be harmed.

   The cardiovascular medical products industry is highly competitive. Edwards Lifesciences competes with many companies, some of which have longer operating histories, better brand or name recognition and greater access to financial and other resources than Edwards Lifesciences. Furthermore, the industry is characterized by intensive development efforts and rapidly advancing technology. Edwards Lifesciences' present and future products could be rendered obsolete or uneconomical by technological advances by one or more of Edwards Lifesciences' current or future competitors or by alternative therapies, including drug therapies. The future success of Edwards Lifesciences will depend, in large part, on its ability to anticipate technology advances and keep pace with other developers of cardiovascular therapies and services. In addition, the medical devices industry has been consolidating and as a result, transactions with customers are larger, more complex and tend to involve more long-term contracts. The enhanced purchasing power of these larger Edwards Lifesciences customers may also increase downward pressure on product pricing. Competitive market forces may also adversely affect the prices at which Edwards Lifesciences sells its products.

   Many existing and potential customers for Edwards Lifesciences' products have combined to form group purchasing organizations (GPOs). GPOs negotiate pricing arrangements with medical supply manufacturers and distributors and these negotiated prices are made available to a GPO's affiliated hospitals. If Edwards Lifesciences is not one of the providers selected by a GPO, Edwards Lifesciences may be precluded from making sales to members of a GPO for several years. Even if Edwards Lifesciences is one of the selected providers, Edwards Lifesciences may be at a disadvantage relative to other selected providers that are able to offer volume discounts based on purchases of a broader range of medical equipment and supplies. Further, Edwards Lifesciences may be required to commit to pricing that has a material adverse effect on sales and profit margins, the business, financial condition, and results of operations of Edwards Lifesciences.

 Edwards Lifesciences and its customers are subject to various governmental regulations, and Edwards Lifesciences may incur significant expenses to comply with these regulations and develop its products to be compatible with these regulations.

   The medical devices manufactured and marketed by Edwards Lifesciences are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. The process of obtaining regulatory approvals to market a medical device, particularly from the FDA and certain foreign governmental authorities, can be costly and time consuming, and approvals might not be granted for future products on a timely basis, if at all. Delays in receipt of, or failure to obtain, approvals for future products could result in delayed realization of product revenues or in substantial additional costs which could have material adverse effects on Edwards Lifesciences' business or results of operations. In addition, there can be no assurance that Edwards Lifesciences will be or will continue to be in compliance with applicable FDA and other material regulatory requirements. If the FDA were to conclude that Edwards Lifesciences was not in compliance with applicable laws or regulations, it could institute proceedings to detain or seize Edwards Lifesciences' products, issue a recall, impose operating restrictions, enjoin future violations and assess civil penalties against Edwards Lifesciences, its officers or its employees and could recommend criminal prosecution to the Department of Justice. Moreover, the FDA could proceed to ban, or request recall, repair, replacement or refund of the cost of, any device or product manufactured or distributed by Edwards Lifesciences. Furthermore, both the FDA and foreign government regulators have become increasingly stringent, and Edwards Lifesciences may be subject to more rigorous regulation by governmental authorities in the future.

 If third-party payors decline to reimburse Edwards Lifesciences customers for Edwards Lifesciences products or reduce reimbursement levels, Edwards Lifesciences' ability to profitably sell its products will be harmed.

   Edwards Lifesciences sells its products and services to hospitals, doctors and other health care providers, all of which receive reimbursement for the health care services provided to their patients from third-party payors, such as government programs (both domestic and international), private insurance plans and managed care programs. These third-party payors may deny reimbursement if they determine that a device used in a procedure was not used in accordance with cost-effective treatment methods, as determined by such third-party payor, or was used for an unapproved indication. Third-party payors may also decline to reimburse for experimental procedures and devices. Many of Edwards Lifesciences' existing and future products are cost-effective because they are intended to reduce overall health care costs over a long period of time. Edwards Lifesciences cannot be certain whether these third-party payors will recognize these cost savings or will merely focus on the lower initial costs associated with competing therapies. If Edwards Lifesciences' products are not considered cost-effective by third-party payors, Edwards Lifesciences' customers may not be reimbursed for Edwards Lifesciences' products.

   In addition, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for medical products and services. There can be no assurance that levels of reimbursement, if any, will not be decreased in the future, or that future legislation, regulation or reimbursement policies of third-party payors will not otherwise adversely affect the demand for and price levels of Edwards Lifesciences' products. In Japan, Edwards Lifesciences' customers are reimbursed for Edwards Lifesciences products under a government-operated insurance system. Under this system, the Japanese government annually reviews the reimbursement levels for products. If the Japanese government decides to reduce reimbursement levels for Edwards Lifesciences' products, Edwards Lifesciences' product pricing may be adversely affected.

Risks Related to Edwards Lifesciences' Separation from Baxter

 The distribution may become a taxable event as a result of subsequent actions or events undertaken by Edwards Lifesciences.

   Although the distribution is expected to be free from United States federal income tax as of the distribution date, it could be rendered taxable as a result of subsequent actions or events. Edwards Lifesciences has agreed not to undertake specified actions and has agreed that under particular circumstances it will indemnify Baxter for taxes, liabilities and associated expenses incurred as a result of any such actions or events. For more information, see "Edwards Lifesciences' Relationship With Baxter After the Distribution-- Reorganization Agreement."

 After Edwards Lifesciences' separation from Baxter, Edwards Lifesciences may experience increased costs resulting from decreased purchasing power, which could decrease its profitability overall.

   Prior to Edwards Lifesciences' separation from Baxter, Edwards Lifesciences was able to take advantage of Baxter's size and purchasing power in procuring goods, services and technology, such as computer software licenses. As a separate, stand-alone entity, Edwards Lifesciences may be unable to obtain goods, services and technology at prices and on terms as favorable as those it obtained prior to the distribution.

 Edwards Lifesciences' new name is not yet recognized as a brand in the marketplace, and as a result its product sales could suffer.

   The loss of the "Baxter" brand name may hinder Edwards Lifesciences' ability to establish new relationships. In addition, Edwards Lifesciences' current customers, suppliers and partners may react negatively to the separation from Baxter. In connection with Edwards Lifesciences' separation from Baxter, Edwards Lifesciences will change the brand name and some associated trademarks and trade names under which Edwards Lifesciences conducts its business. This transition to a new name will occur rapidly in certain geographic regions and over specified periods of time in other regions. Edwards Lifesciences believes that sales of its products have benefited from the use of the "Baxter" brand name. In addition, although Edwards Lifesciences believes that it will have all necessary rights to use its new brand name, Edwards Lifesciences' rights to use the name may be challenged by others.

 Edwards Lifesciences will need to fund its future capital requirements internally or obtain third-party financing.

   Edwards Lifesciences believes that its capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in Edwards Lifesciences' operating results, financing activities and build-up of inventories. In the past, Edwards Lifesciences' working capital requirements have been met from internally-generated cash flow. Edwards Lifesciences believes that the planned initial debt financing, along with its future cash flow from operations, will be sufficient to satisfy its working capital, capital expenditure and research and development requirements for the foreseeable future. However, Edwards Lifesciences may be required or choose to obtain additional debt or equity financing in the future, especially for significant acquisitions. Future equity financings could be dilutive to the existing holders of Edwards Lifesciences' common stock. Future debt financings could involve restrictive covenants that limit Edwards Lifesciences' ability to take certain actions. To the extent Edwards Lifesciences must obtain financing, Edwards Lifesciences cannot guarantee that financing will be available on favorable terms and any financing may not be at interest rates as favorable as those historically enjoyed by Baxter. See "Edwards Lifesciences Management's Discussion and Analysis of Financial Condition and Results of Operations."

 The transitional services being provided to Edwards Lifesciences by Baxter may be difficult to replace without operational problems.

   Baxter has agreed to provide certain administrative services to Edwards Lifesciences in various countries around the world. These services include information systems and telecommunications, human resources, finance and accounting and other administrative services. In most cases, either party will have the right after 21 months to terminate these arrangements either in whole or in part. If these arrangements are terminated, Edwards Lifesciences will need to seek alternative providers of these services. Edwards Lifesciences may experience operational problems if it is not able to immediately replace these services or as Edwards Lifesciences transitions to another provider's systems. In addition, since the prices charged to Edwards Lifesciences under these arrangements are intended to approximate the costs of providing the services, the costs of obtaining services from third parties upon any termination could be in excess of the costs payable by Edwards Lifesciences to Baxter.

Risks Related to Ownership of Edwards Lifesciences' Common Stock

 Edwards Lifesciences' common stock has no prior market, and Edwards Lifesciences cannot guarantee that Edwards Lifesciences' stock price will not decline after the distribution.

   There has been no prior trading market for Edwards Lifesciences' stock and there can be no assurance as to the prices at which Edwards Lifesciences' stock will trade before or after the date of the distribution. Until the Edwards Lifesciences common stock is fully distributed and an orderly market develops, the prices at which the Edwards Lifesciences common stock trades may fluctuate significantly. Prices for the Edwards Lifesciences common stock will be determined in the trading markets and may be influenced by many factors, including:

  . the depth and liquidity of the market for Edwards Lifesciences' stock;

  . developments generally affecting the cardiovascular products market;

  . investor perceptions of Edwards Lifesciences and its business;

  . the financial results of Edwards Lifesciences;

  . Edwards Lifesciences' dividend policy; and

  . general economic and industry conditions.

   For more information, see "The Distribution--Market for Edwards Lifesciences Common Stock."

   In addition, the stock market, in general, frequently experiences extreme volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of Edwards Lifesciences common stock. In the past, securities class action litigation often has been instituted against companies following periods of volatility in the market price of their securities. Such litigation could result in substantial costs and a diversion of management's attention and resources.

 Edwards Lifesciences' charter documents and Delaware law contain provisions that may discourage takeover attempts which could preclude Edwards Lifesciences' stockholders from receiving a change of control premium.

   Edwards Lifesciences' certificate of incorporation and bylaws and Delaware law contain anti-takeover provisions that could have the effect of delaying or preventing changes in control that a stockholder may consider favorable. The provisions in Edwards Lifesciences' charter documents include the following:

  . a classified board of directors with three-year staggered terms;

  . the ability of Edwards Lifesciences' board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

  . stockholder action to be taken only at a special or regular meeting;

  . advance notice procedures for nominating candidates to Edwards
    Lifesciences' board of directors or presenting matters at stockholder meetings;

  . removal of directors only for cause; and

  . super-majority voting requirements to amend the charter.

   The foregoing could have the effect of delaying, deferring or preventing a change in control of Edwards Lifesciences, discouraging bids for Edwards Lifesciences' common stock at a premium over the market price or harming the market price of, and the voting and other rights of the holders of, Edwards Lifesciences' common stock. Edwards Lifesciences also is subject to Delaware laws that could have similar effects. One of these laws prohibits Edwards Lifesciences from engaging in a business combination with any significant stockholder for a period of three years from the date the person became a significant stockholder unless specific conditions are met. In addition, Edwards Lifesciences has adopted a stockholder rights plan. The preferred stock purchase rights under this plan, if triggered, would cause substantial dilution to any person or group who attempts to acquire a significant interest in Edwards Lifesciences without advance approval of Edwards Lifesciences' board of directors. For more information, see "Description of Edwards Lifesciences Capital Stock" and "Certain Anti-Takeover Effects of Provisions of Edwards Lifesciences' Certificate of Incorporation and Bylaws and of Delaware Law."

                          FORWARD-LOOKING STATEMENTS

   This information statement and other materials filed or to be filed by Edwards Lifesciences with the SEC (as well as information included in oral statements or other written statements made, or to be made, by Edwards Lifesciences) contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements address, among other things, strategic objectives and the anticipated effects of the distribution. These forward-looking statements are based on the current plans and expectations of the management of Edwards Lifesciences and are subject to a number of uncertainties and risks that could significantly affect current plans and expectations and the future financial condition and results of Edwards Lifesciences. These factors include, but are not limited to:

  .  the highly competitive nature of the health care industry;

  . the efforts of insurers, health care providers and others to contain health care costs;

  . possible changes in United States or foreign programs that may further limit reimbursements to health care providers and insurers;

  . changes in federal, state or local regulation affecting the health care industry;

  .  the possible enactment of federal or state health care reform;

  .  the departure of key executive officers from Edwards Lifesciences;

  .  claims and legal actions relating to product liability;

  .  fluctuations in the market value of Edwards Lifesciences common stock;

  .  changes in accounting practices;

  . changes in general economic conditions and foreign currency fluctuations;

  .  product demand and risks associated with industry acceptance;

  .  new product development and commercialization; and

  .  other risk factors described above.

   As a consequence, current plans, anticipated actions and future financial conditions and results may materially differ from those expressed in any forward-looking statements made by or on behalf of Edwards Lifesciences. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this information statement.

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


                      EDWARDS LIFESCIENCES' BUSINESS

Overview

   Edwards Lifesciences provides a comprehensive line of products and services to treat late-stage cardiovascular disease. Edwards Lifesciences is the worldwide leader in the design, development, manufacture and marketing of tissue heart valves and heart valve repair products. Many products manufactured by Edwards Lifesciences occupy leading positions around the world. Edwards Lifesciences' engineers and scientists work closely with many leading clinicians, which has allowed Edwards Lifesciences to develop and commercialize new products and to pioneer new treatment techniques. Edwards Lifesciences' sales are categorized in four main product areas: cardiac surgery, critical care, vascular and perfusion products and services. Edwards Lifesciences is headquartered in Irvine, California, and supplies its products and services to customers in more than 80 countries, both through direct sales and distributor relationships. In 1998, Edwards Lifesciences reported sales of $865 million. Edwards Lifesciences' products are manufactured in locations throughout the world, including Brazil, the Dominican Republic, Japan, The Netherlands, Puerto Rico, Switzerland and the United States.

   Cardiovascular disease is the number one cause of death in the world, and is among the top three diseases in terms of health care spending in nearly every country in the world. We believe that around the world, more than $200 billion is spent each year for the treatment of cardiovascular disease. Cardiovascular disease is both progressive and pervasive; progressive, in that it tends to worsen over time, and pervasive because it often affects an individual's entire circulatory system. In its later stages, surgery frequently becomes the preferred treatment option. In 1999, approximately one million open heart surgeries were performed worldwide; of these, approximately 64% were coronary artery bypass graft (CABG) procedures, approximately 24% were heart valve replacement or repair procedures, and approximately 12% were related to the repair of congenital heart defects.

   Edwards Lifesciences expects the following factors to contribute to the growth in the number of patients being treated for advanced late-stage cardiovascular disease:

  . an increasing and aging population;

  . the progressive nature of the disease; and

  . continued economic development around the world, which permits more resources to be dedicated to treating chronic health conditions.

   Patients undergoing surgical treatment for cardiovascular disease are likely to encounter a variety of Edwards Lifesciences' products and services. For example, an individual with a heart valve disorder may have a faulty valve re-shaped and repaired with an Edwards Lifesciences annuloplasty ring, or the surgeon may elect to remove the valve altogether and replace it with one of Edwards Lifesciences' handcrafted bioprosthetic heart valves, which can be made of bovine or porcine tissue. If a patient undergoes other types of open heart surgery, such as a CABG procedure, the functions of their heart and lungs may be managed through the use of disposable products and equipment offered in Edwards Lifesciences' perfusion products line. The perfusion process may be performed by a clinical perfusionist employed by Edwards Lifesciences' perfusion services, the largest organization of contract perfusionists in the world. A patient with end-stage cardiovascular disease who is awaiting a heart transplant may receive treatment from Edwards Lifesciences' mechanical cardiac assist system. If the circulatory problems are in the limbs rather than in the heart, the patients' procedure may involve some of Edwards Lifesciences' vascular products, which include various types of balloon-tipped catheters that are used to remove blood clots. Finally, virtually all high-risk patients in the operating room or cardiac-care unit are candidates for having their cardiac function monitored by Edwards Lifesciences' critical care products.

Business Strategy

   Treatment of cardiovascular disease represents a significant, growing opportunity. Edwards Lifesciences' strategy is to develop, manufacture and market products that result in improved therapeutic outcomes for patients with late-stage cardiovascular disease. Edwards Lifesciences plans to aggressively expand its leading product

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


offerings and develop new products and therapies that improve the quality of patient care and reduce overall treatment costs. The key aspects of Edwards Lifesciences' strategy include:

     Focus on Late-Stage Cardiovascular Disease Therapy. Cardiovascular disease is the leading cause of death in the world. Edwards Lifesciences has differentiated itself from other competitors by focusing primarily on late-stage treatments, which tend to rely more heavily on the use of devices and implantables and less on behavior-modification or drug therapy. Edwards Lifesciences believes there will be significant opportunity for growth as the aging global population increases and new technologies are developed.

     Invest in Technological Innovation. Clinical performance historically has been the primary driver of commercial success for products used to treat cardiovascular disease. Edwards Lifesciences' product portfolio includes many leading technologies, and Edwards Lifesciences has been credited with pioneering a variety of new treatment techniques. Edwards Lifesciences plans to increase investment in research and development to enhance existing technologies and to develop and commercialize new products and therapies.

     Expand Global Sales. Continuing economic development around the world and expanded global adoption of established medical procedures will provide attractive growth opportunities for Edwards Lifesciences. Edwards Lifesciences expects to broaden its sales, service and distribution channels globally to take advantage of these opportunities. Currently, an estimated 43% of Edwards Lifesciences' sales are derived from outside of the United States.

     Evaluate Attractive Investment Opportunities. Edwards Lifesciences' operations generate significant operating cash flow, some of which Edwards Lifesciences plans to reinvest to accelerate growth and maximize long-term return to its stockholders. Edwards Lifesciences plans to evaluate investment opportunities based on the incremental return on invested capital in excess of Edwards Lifesciences' weighted average cost of capital. Edwards Lifesciences believes that its stockholders will recognize the greatest appreciation in value through investments which generate the highest incremental return.

     Improve Existing Cost Structure. As an independent company, Edwards Lifesciences will be required to anticipate and react to market changes and eliminate inefficient processes and unnecessary costs. Edwards Lifesciences is already pursuing a number of opportunities to improve its existing cost structure and plans to continue identifying and implementing additional cost-savings initiatives.

     Pursue Strategic Opportunities. The cardiovascular medical products industry is undergoing significant consolidation. Edwards Lifesciences plans to continue pursuing attractive opportunities to expand its product offerings and operations through acquisition. Possible acquisition candidates will have innovative technology positions or well-established product franchises. In addition, Edwards Lifesciences will continue to critically assess all of its product lines and offerings to ensure that each is contributing a return on invested capital that meets Edwards Lifesciences' short-term and long-term objectives.

Edwards Lifesciences' Product and Service Offerings

   Edwards Lifesciences' comprehensive line of cardiovascular products and services are categorized into four main areas:

  . Cardiac Surgery, encompassing heart valve therapy products, mechanical cardiac assist systems, and cannulae and cardioplegia;

  . Critical Care, featuring cardiac monitoring systems and disposables used to evaluate cardiac output and measure blood pressure;

  . Vascular, which includes products used in peripheral vascular surgery, surgical accessories, implantable grafts, and endovascular graft systems for treating aortic aneurysms; and

  . Perfusion Products and Services, comprised of oxygenators and related disposables used during cardiopulmonary bypass, cardiopulmonary bypass hardware and perfusion services.

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

Cardiac Surgery

 Heart Valve Therapy

   Edwards Lifesciences is the world's leading manufacturer of tissue heart valves and valve repair products, which are used to replace or repair a patient's diseased or defective heart valve. Edwards Lifesciences operates two world-class manufacturing facilities in Irvine, California, and Horw, Switzerland, producing pericardial and porcine valves from biologically inert animal tissue sewn onto proprietary wireforms or stents.

   An estimated 270,000 patients worldwide will have heart valve surgery in 2000. The procedure can extend lives and provide a higher quality of life than many patients have experienced in years. Depending on a patient's valve condition as well as other factors such as overall health, age and physical activity level, a surgeon may elect to replace a malfunctioning valve with a prosthetic heart valve made either of metal or tissue, or may perform a surgical repair of the heart valve, a procedure known as an annuloplasty.

   Edwards Lifesciences expects the number of valve procedures to continue to grow due, in part, to an aging population; the high incidence in developing nations of rheumatic fever, which often leads to valvular problems; and the global growth of cardiovascular disease. Increased health care spending around the world, and improved diagnostic techniques that allow physicians to detect valve problems sooner, also are expected to contribute to an increasing number of heart valve procedures. Edwards Lifesciences has been a pioneer in the development and commercialization of tissue valves and repair products and is the world's leader in these areas.

   Although patients of any age may require valve surgery, younger patients are more likely to receive a human-donated hemograft, mechanical valve or repair product, while older patients are more frequently candidates for tissue valves. Tissue valves can offer considerable lifestyle advantages over mechanical valves, in that mechanical valve patients must maintain a life-long regimen of blood-thinning medications. These medications increase the likelihood of bleeding and related complications, potentially impairing their physical activity levels or impacting other health conditions. Implantation rates for tissue valves are exceeding overall valve procedure growth, as surgeons continue to demonstrate their preference for tissue valves for certain types of patients.

   The core of Edwards Lifesciences' tissue product line is the Carpentier-Edwards pericardial valve, made from the tissue that surrounds a cow's heart. The most widely prescribed tissue heart valve due to its proven durability and performance is the Carpentier-Edwards pericardial valve and is the only pericardial valve available in the United States.

   While stented tissue valves represent the vast majority of tissue implants and the greatest opportunity for growth, some physicians may choose an unstented porcine tissue valve for select patients. Edwards Lifesciences introduced the Prima Plus, the first stentless valve, nearly a decade ago and continues to offer this product outside of the United States. Edwards Lifesciences also offers mechanical valves, including the Edwards MIRA bi-leaflet mechanical valve, and the Starr-Edwards silastic ball valve which Edwards Lifesciences launched in the 1960s as the first commercially available artificial heart valve. The Prima Plus valve is currently in clinical trials in the United States as part of the FDA approval process and Edwards Lifesciences is awaiting approval to commence clinical trials of the Edwards MIRA valve in the United States.

   In addition to its replacement valves, Edwards Lifesciences is the worldwide leader in heart valve repair products. Through extended product development, training and promotion, Edwards Lifesciences has been a major force in the rapid acceptance of heart valve repair procedures, also known as annuloplasty, as an alternative to heart valve replacement. Through its Carpentier-Edwards and Cosgrove-Edwards annuloplasty systems, Edwards Lifesciences offers the broadest offering of heart valve repair products in the industry.

 Mechanical Cardiac Assist

   While tens of thousands of patients worldwide need heart transplants each year, only a fraction--about 4,000 individuals--actually receive a donor organ. The others must rely on continuous medication therapy or mechanical assist while they wait for an organ.

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


   Edwards Lifesciences' Novacor Left Ventricular Assist System (LVAS) is a small, electromechanical pump that takes over the hearts pumping function for end-stage heart disease patients requiring a heart transplant. The device, which is implanted in the abdomen and surgically attached to the heart's left ventricle, is regulated by an external controller and battery pack that automatically responds to a patient's changing heartbeat and circulatory demands. The LVAS has been shown to add months, and in some cases years, to patients' lives while they await their donor hearts.

   To date, more than 1,000 patients worldwide have received the Novacor LVAS. Approved in Europe since 1994 as both a "bridge" for patients awaiting transplant, as well as a permanent "alternative" to transplant, the Novacor LVAS was approved in 1998 by the FDA for the "bridge" application only. Although Edwards Lifesciences considers the achievement of the "bridge" approval in the United States to be a critical milestone toward gaining broader clinical acceptance of mechanical assist systems, it recognizes the significantly greater patient need in the "alternative" indication and continues to focus its resources on pursuing this opportunity.

 Cannulae and Cardioplegia

   Edwards Lifesciences, through the 1997 acquisition of Research Medical, Inc., is a leading manufacturer of cannulae and cardioplegia products used during cardiac surgery. Cannulae are various types of specialized tubing that are used in the surgical field to transport blood from the heart to the cardiopulmonary pump and oxygenator and to return the blood to the circulatory system. While there are standard configurations of cannulae, many are custom-designed to suit individual surgeons' requirements. Edwards Lifesciences offers more than 1,200 types of cannulae and accessories to facilitate the perfusion process.

   Edwards Lifesciences also offers cardioplegia products that are used to preserve the heart muscle tissue during open heart surgery. Preservation is necessary because during traditional open heart surgery, the heart is disconnected from the body's circulatory system and unless some form of preservation or heart cooling is employed, the heart tissue will be damaged. Through its close work with clinicians, Edwards Lifesciences helped pioneer a new methodology for administering cardioplegia through a retrograde approach that delivers cardioplegia solutions to the coronary sinus and venous side of the heart, thereby bypassing the blocked coronary arteries.

   Edwards Lifesciences' more recent developments include a line of cannulae to facilitate vacuum-assisted venous drainage during perfusion, and dispersion aortic cannulae, which are used to reduce the pressure of blood flow returning to the body in the wall of the aorta. Edwards Lifesciences also has introduced a number of products to facilitate coronary artery bypass surgery when it is performed on a beating heart. Included among these products is the AnastaFlo coronary shunt, which is used to redirect blood away from the suturing site, and the VisuFlo humidifying blower, which keeps the surgical site dry and optimizes the surgeon's visual field during a procedure.

Critical Care

   Edwards Lifesciences is also a world leader in hemodynamic monitoring systems that are used to measure a patient's heart function in surgical and intensive care settings. Hemodynamic monitoring enables a clinician to balance the oxygen supply and demand of a critically ill patient. Failure to appropriately manage a patient's hemodynamic needs can cause organ injury, organ failure, or death. Edwards Lifesciences' systems provide important added clinical value by serving as a diagnostic tool that prompts clinicians to act when a patient's hemodynamic balance becomes disrupted.

   In addition, hemodynamic monitoring plays an important role in assuring that the heart function of millions of patients who have pre-existing cardiovascular conditions or other critical illnesses is optimized before they undergo a surgical procedure. The vast majority of high-risk patients undergoing open heart, major vascular, major abdominal, neurological, and orthopedic procedures are candidates for Edwards Lifesciences' bedside monitoring technologies, which are often deployed before, during, and after surgery.

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


   Edwards Lifesciences is credited with pioneering the practice of hemodynamic monitoring with the launch of the original Swan-Ganz catheter in the 1970s. Today, we believe that Edwards Lifesciences' extensive line of monitoring catheters and bedside patient monitoring equipment continue to be considered the standard in critical care medicine. Edwards Lifesciences has played a major role in evolving critical care monitoring technologies, selling more than 20 million catheters and monitors worldwide, with new generations of products performing increasingly sophisticated functions.

   Edwards Lifesciences also is a global leader in the broader field of disposable pressure monitoring devices and has introduced a line of innovative products enabling closed-loop arterial blood sampling to protect both patients and clinicians from the risk of infection.

   Recently Edwards Lifesciences initiated the European launch of Vantex, the first anti-microbial central venous catheter, manufactured from a patented, antimicrobial material. Central venous catheters are the primary route for fluid and medication delivery to patients undergoing major surgical procedures and/or intensive care. Bloodstream infections related to central venous catheters have increased significantly over the past 10 years, and addressing this life-threatening and costly problem is another example of Edwards Lifesciences' leadership in critical care.

   Edwards Lifesciences recognizes that assessing a patient's physiological balance and minimizing the risk of infection will remain fundamental requirements for successful treatment of critically ill patients. Edwards Lifesciences will continue to leverage its strength in this area and explore further opportunities in the diagnostics and therapeutic delivery areas.

Vascular

   The pervasive nature of cardiovascular disease means that the conditions that occur inside of the heart are often duplicated elsewhere in a patient's body. Outside of the heart, the network of veins and arteries are collectively referred to as the body's vascular system. Atherosclerotic disease is one common circulatory condition which involves the thickening of blood-carrying vessels and the formation of circulation-restricting plaque, clots, and other substances, and often occurs concurrently in the vascular system as well as in the heart. When the abdomen, arms or legs are impacted, the diagnosis is usually peripheral vascular disease (PVD), which occurs in millions of patients worldwide, and in very advanced cases, may lead to amputation of patients' limbs.

   Edwards Lifesciences manufactures and sells a variety of products used to treat PVD, including a line of balloon-tipped, catheter-based products, as well as surgical clips and inserts, angioscopy equipment, and artificial implantable grafts. Edwards Lifesciences' Fogarty line of embolectomy catheters has been an industry standard for removing blood clots from peripheral blood vessels for more than 30 years.

   Edwards Lifesciences is also working on a number of new innovative technologies to treat PVD. For example, Edwards Lifesciences' Side Branch Occlusion system was launched in 1998 to help surgeons restore circulation in the legs. By working within the saphenous veins, the system eliminates the traditional incision along the entire length of the leg and the extensive complications usually associated with this procedure.

   Another significant area of interest and investment has been the development of endovascular grafts. Edwards Lifesciences has developed the Lifepath AAA System to treat potentially life-threatening abdominal aortic aneurysms (AAA) with an endovascular approach. An abdominal aortic aneurysm can form in the aorta, the body's main circulatory channel, when a portion of the aortic wall becomes weakened and begins bulging outward. Often, the aneurysm grows until it poses a life-threatening risk of rupturing. The Lifepath AAA System treats abdominal aortic aneurysm by inserting an endovascular graft which replaces the wall of the aorta in the damaged area. By accessing and repairing the aneurysm from within the aorta, rather than making a major incision that exposes most of the body's internal organs, the endovascular procedure is less traumatic and invasive than standard aortic repair surgery. The Lifepath AAA is approved for commercial sale in Europe and

Australia. It remains in clinical trials in the United States, with an anticipated commercial approval within the next two years.

Perfusion Products and Services

   During the majority of open heart surgical procedures, a patient's heart is stopped, and the body's blood flow and oxygenation needs are managed through a series of pumps, tubing and filters attached to a cardiopulmonary bypass machine. After the surgery is completed, the heart is revived after the normal blood flow through the heart and lung is restored. The practice of bypassing the heart and lungs externally during surgery is known as extracorporeal circulation.

   Edwards Lifesciences develops, manufactures and markets a diverse line of disposable products used during extracorporeal circulation, including oxygenators, blood containers, filters and related devices. Many of the disposable products in Edwards Lifesciences' perfusion product line are coated with Edwards Lifesciences' patented Duraflo heparin treatment, which has been shown to improve the compatibility of medical devices used in cardiopulmonary bypass procedures with a patient's blood.

   Edwards Lifesciences recently expanded its offering of perfusion products to include hardware with the acquisition of the COBE Century Heart Lung Machine business, one of the most popular heart-lung machine systems for cardiopulmonary bypass. Edwards Lifesciences also recently acquired and now offers the Metaplus Blood Pump System, a next-generation cardiopulmonary bypass circuit.

   Although Edwards Lifesciences had been manufacturing and distributing perfusion products for years, it did not become active in the service side of the perfusion business until 1996, when it merged two previously acquired contract perfusion service companies, PSICOR, Inc. and SETA, Inc., into one company operating as an indirect, wholly owned subsidiary of Edwards Lifesciences. Through this subsidiary, coupled with the addition of several smaller regional perfusion service providers in the United States and Europe, Edwards Lifesciences now owns or operates the world's largest practice of contract perfusionists, employing more than 400 clinical perfusionists who perform an aggregate of more than 50,000 perfusion cases for open heart surgery per year in the United States. In all but one state, Edwards Lifesciences' perfusion services allow hospitals to purchase perfusion supplies and capital equipment as well as contract for highly trained personnel who perform perfusion during open heart and transplant surgeries, blood salvage, and intra-aortic balloon pumping procedures.

Competition

   The medical devices industry is highly competitive. Edwards Lifesciences competes with many companies ranging from small start-up enterprises to companies that are larger and more established than Edwards Lifesciences with access to significant financial resources. Furthermore, rapid product development and technological change characterize the market in which Edwards Lifesciences competes. The present or future products of Edwards Lifesciences could be rendered obsolete or uneconomical by technological advances by one or more of Edwards Lifesciences' present or future competitors or by other therapies, including drug therapies. Edwards Lifesciences must continue to develop and acquire new products and technologies to remain competitive in the cardiovascular medical devices industry.

   Edwards Lifesciences believes that it competes primarily on the basis of product reliability and performance, product features that enhance patient benefit, customer and sales support, and cost-effectiveness.

   The cardiovascular segment of the medical device industry is dynamic and currently undergoing significant change due to cost-of-care considerations, regulatory reform, industry and customer consolidation, and evolving patient needs. The ability to provide cost-effective products and services that improve clinical outcomes is becoming increasingly important for medical device manufacturers.

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


   Edwards Lifesciences' products and services face substantial competition from a number of companies. In cardiac surgery, the primary competitors include St. Jude Medical, Inc., Medtronic, Inc., and Sulzer Medica, Ltd. In critical care, Edwards Lifesciences' principal competitors include Abbott Laboratories Inc. and Arrow International, Inc., as well as a number of smaller companies. In vascular, Edwards Lifesciences' primary competitors include W.L. Gore and Associates, Inc. and Applied Medical Resources Corporation. In perfusion products, Edwards Lifesciences' major competitors include Medtronic, Inc., Sorin Biomedica Ltd. and Terumo Corporation. In addition, while Edwards Lifesciences is also the leading contract supplier of perfusion services in the United States, there are many small regional contract service providers who compete with Edwards Lifesciences for contracts in those hospitals that outsource perfusion services.

Sales and Marketing

   Edwards Lifesciences has a number of broad product lines which require a sales and marketing strategy that is tailored to its customers in order to deliver high quality, cost-effective products and services to all of its customers worldwide. We believe that Edwards Lifesciences' portfolio includes some of the most respected product brands in cardiovascular devices today, including Carpentier-Edwards, Cosgrove-Edwards, Duraflo, Fogarty, Starr-Edwards and Swan-Ganz. Because of the diverse global needs of the population that Edwards Lifesciences serves, Edwards Lifesciences' distribution system includes a direct sales force and independent distributors. For the period ended September 30, 1999, approximately 12% of Edwards Lifesciences' net sales were from sales to Allegiance Corporation, which serves as a distributor of Edwards Lifesciences products in the United States. The Allegiance distribution agreement extends until December 31, 2000 and provides for distribution of Edwards Lifesciences' products by Allegiance on a generally non-exclusive basis for a percentage of the price paid to Edwards Lifesciences by Allegiance for the products. Allegiance distributes Edwards Lifesciences products to a variety of customers, including hospitals, surgical centers and other health care institutions. Edwards Lifesciences is not dependent on any single end-user customer and no single end-user customer accounted for more than 10% of Edwards Lifesciences' net sales in the period ended September 30, 1999.

   Sales personnel work closely with the primary decision makers who purchase Edwards Lifesciences' products, whether they are physicians, material managers, nurses, biomedical staff, hospital administrators or purchasing managers. Additionally, Edwards Lifesciences' sales force actively pursues approval of Edwards Lifesciences as a qualified supplier for hospital group purchasing organizations that negotiate contracts with suppliers of medical products. Edwards Lifesciences already has contracts with a number of national buying groups and is working with a growing number of regional buying groups that are emerging in response to cost containment pressures and health care reform in the United States.

 United States

   In the United States, Edwards Lifesciences sells substantially all of its products through its direct sales force. Substantially all of its direct sales force consists of employees of Edwards Lifesciences. For the period ended September 30, 1999, 57% of Edwards Lifesciences' sales were derived from sales to customers in the United States.

 International

   For the period ended September 30, 1999, 43% of Edwards Lifesciences' sales were derived internationally through its direct sales force and independent distributors. Edwards Lifesciences sells its products in more than 80 countries. Major international countries in which Edwards Lifesciences' products are sold include: Australia, Belgium, Canada, France, Germany, Italy, Japan, The Netherlands, Spain and the United Kingdom. The sales and marketing approach in international geographies varies depending on each country's size and state of development. See "Edwards Lifesciences' Relationship with Baxter After the Distribution--Distribution Agreements."

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

Raw Materials and Manufacturing

   Edwards Lifesciences uses a diverse and broad range of raw and organic materials in the design, development and manufacture of its products. Edwards Lifesciences purchases certain of the materials and components used in manufacturing its products from external suppliers. In addition, Edwards Lifesciences purchases certain supplies from single sources for reasons of quality assurance, sole source availability, cost effectiveness or constraints resulting from regulatory requirements. Edwards Lifesciences works closely with its suppliers to assure continuity of supply while maintaining high quality and reliability. Edwards Lifesciences uses a diverse and broad range of raw and organic materials in the design, development and manufacture of its products. Edwards Lifesciences purchases certain of the materials and components used in manufacturing its products from external suppliers. In addition, Edwards Lifesciences purchases certain supplies from single sources for reasons of quality assurance, cost effectiveness or constraints resulting from regulatory requirements. Edwards Lifesciences works closely with its suppliers to assure continuity of supply while maintaining high quality and reliability. Alternative supplier options are generally considered and identified, although Edwards Lifesciences does not typically pursue regulatory qualification of alternative sources due to the strength of its existing supplier relationships and the time and expense associated with the regulatory process. Although a change in suppliers could require significant effort or investment by Edwards Lifesciences in circumstances where the items supplied are integral to the performance of Edwards Lifesciences' products or incorporate unique technology, management does not believe that the loss of any existing supply contract would have a material adverse effect on the Company.

   Edwards Lifesciences' non-implantable products are manufactured from man-made raw materials including resins, chemicals, electronics and metal. Most of Edwards Lifesciences' heart valve therapy products are manufactured from natural tissues harvested from animal tissue, as well as man-made materials. In an effort to reduce potential product liability exposure, certain suppliers have announced that they intend to limit or terminate sales of certain materials and parts to companies that manufacture implantable medical devices.

   In 1998, Congress enacted the Biomaterials Access Assurance Act to help ensure a continued supply of raw materials and component parts essential to the manufacture of medical devices by allowing for rapid dismissal of claims against suppliers in product liability lawsuits if certain facts and circumstances exist. This law has not yet had a material impact, and it is not possible to assess the long-term impact it will have, on the continued availability of raw materials. The inability to develop satisfactory alternatives, if required, or a reduction or interruption in supply or a significant increase in the price of materials or components could have a material adverse effect on Edwards Lifesciences' business.

Quality Assurance

   Edwards Lifesciences is committed to providing high quality products to its customers. To meet this commitment, Edwards Lifesciences has implemented modern quality systems and concepts throughout the organization. The quality system starts with the initial product specification and continues through the design of the product, component specification processes and the manufacturing, sales and servicing of the product. The quality system is designed to build in quality and to utilize continuous improvement concepts throughout the product life.

   Edwards Lifesciences' operations are certified under the applicable international quality systems standards, such as ISO 9001, ISO 9002, EN46001 and EN46002. ISO 9001 and 9002 require, among other items, an implemented quality system that applies to component quality, supplier control and manufacturing operations. In addition, ISO 9001 and EN46001 require an implemented quality system that applies to product design. These certifications can be obtained only after a complete audit of a company's quality system has been conducted by an independent outside auditor. These certifications require that Edwards Lifesciences' facilities undergo periodic reexamination.

Research and Development

   Edwards Lifesciences is engaged in ongoing research and development to introduce clinically advanced new products, to enhance the effectiveness, ease of use, safety and reliability of its existing products and to expand the applications of its products as appropriate. Edwards Lifesciences is dedicated to developing novel technologies that will furnish health care providers with a more complete line of products to treat late-stage cardiovascular disease.

   Edwards Lifesciences' research and development activities are carried out primarily in facilities located in the United States. Edwards Lifesciences' research and development staff is focused on product design and development, quality, clinical research and regulatory compliance. To pursue primary research efforts, Edwards Lifesciences has developed alliances with several leading research institutions and universities. Edwards Lifesciences also works with leading clinicians around the world in conducting scientific studies on Edwards Lifesciences' existing and developing products. These studies include clinical trials which provide data for use in regulatory submissions and post-market approval studies involving applications of Edwards Lifesciences' products.

   Edwards Lifesciences spent $38 million on research and development (6% of total sales) during the nine months ended September 30, 1999, approximately $56 million (7% of total sales) in 1998 and approximately $53 million (6% of total sales) in 1997. These funds have been used primarily to develop new products and to improve and expand the applications for existing products.

Proprietary Technology

   Patents and other proprietary rights are important to the success of Edwards Lifesciences' business. Edwards Lifesciences also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. All employees and consultants that have access to confidential and proprietary information, or that are employed to perform duties or services that are likely to result in inventions, are required to sign either our standard employment agreement or our standard consulting agreement. In addition, all third parties that are given access to confidential and proprietary information are required to sign our standard outgoing confidentiality agreement. Edwards Lifesciences reviews third-party patents and patent applications in an effort to develop an effective patent strategy, identify licensing opportunities and monitor the patent claims of others.

   The medical device industry has been engaged in substantial litigation in recent years regarding patent and other intellectual property rights in the medical device industry. From time to time, Edwards Lifesciences may be subject to claims of, and legal actions alleging, infringement of the patent rights of others. While Edwards Lifesciences has taken numerous steps to continuously review the patents of others with regard to its products, there can be no assurance that all pertinent third-party patents have been identified. An adverse outcome with respect to any one or more of these claims or actions could have a material adverse effect on Edwards Lifesciences.

   Edwards Lifesciences owns or has licensed approximately 1,400 U.S. and foreign patents and patent applications that relate to aspects of the technology incorporated in many of Edwards Lifesciences' products. This proprietary protection often affords Edwards Lifesciences the opportunity to enhance its position in the marketplace by precluding its competitors from using or otherwise exploiting Edwards Lifesciences' technology. Most of Edwards Lifesciences' products are protected in some way by issued patents and/or pending patent applications. Although some of these patents are due to expire within the next five years, Edwards Lifesciences' patent strategy is to file improvement patent applications and, in some cases, additional patent applications covering new aspects or modifications of the affected products, or line extensions of these products. As a result, the duration of the patents covering Edwards Lifesciences' products can extend up to twenty years from the date of filing of the patent application. Edwards Lifesciences management does not believe that the expiration of any one or more of its patents that are due to expire in the next five years will cause a material adverse effect on the sales of Edwards Lifesciences' products. In addition, Edwards Lifesciences is a party to several license agreements with unrelated third parties pursuant to which it has obtained, for varying terms, the exclusive or non-exclusive rights to certain patents held by such third parties in consideration for cross-licensing rights or royalty payments. Edwards Lifesciences has also granted various rights in its own patents to others under license agreements. There can be no assurance that pending patent applications will result in issued patents. Competitors may challenge the validity and enforceability of, or circumvent these patents issued to or licensed by Edwards Lifesciences. Such patents may also be found to be not infringed and thus insufficiently broad to provide Edwards Lifesciences with a competitive advantage.

   Edwards Lifesciences actively monitors the products of its competitors for possible infringement of Edwards Lifesciences' owned and/or licensed patents. Historically, litigation has been necessary to enforce certain patent rights held by Edwards Lifesciences and Edwards Lifesciences plans to continue to defend and prosecute its rights with respect to such patents. However, Edwards Lifesciences' efforts in this regard may not be successful. In addition, patent litigation could result in substantial cost to and diversion of effort by Edwards Lifesciences. Edwards Lifesciences also relies upon trade secrets for protection of its confidential and proprietary information. Others may independently develop substantially equivalent proprietary information and techniques, and third parties may otherwise gain access to Edwards Lifesciences' trade secrets.

   It is Edwards Lifesciences' policy to require certain of its employees, consultants and other parties to execute confidentiality and invention assignment agreements upon the commencement of employment, consulting or other relationships with Edwards Lifesciences. However, these agreements may not provide meaningful protection against, or adequate remedies for, the unauthorized use or disclosure of Edwards Lifesciences' trade secrets.

   Edwards Lifesciences has the following registered trademarks and non-registered trademarks that are referred to in this information statement:

    Registered trademarks:


    AnastaFlo(R)            Duraflo(R)            Novacor(R)
    Bentley(R)              Edwards MIRA(R)       Starr-Edwards(R)
    Carpentier-Edwards(R)   Fogarty(R)            Swan-Ganz(R)
    Cosgrove-Edwards(R)     Lifepath AAA(R) SystemVantex(R)


    Non-registered trademarks:

    Century(TM)                                   Metaplus(TM)
    Edwards Prima Plus(TM)                        Side Branch Occlusion(TM)
    Edwards Prima(TM) Plus                        System

   Many of these trademarks have also been registered for use in certain foreign countries where registration is available and Edwards Lifesciences has determined it is commercially advantageous to do so.

Government Regulation and Other Matters

 Regulatory Approvals

   In the United States, the FDA, among other government agencies, is responsible for regulating the introduction of new medical devices. The FDA regulates laboratory and manufacturing practices, labeling and record keeping for medical devices, and review of required manufacturers' reports of adverse experience to identify potential problems with marketed medical devices. Many of the devices that Edwards Lifesciences develops and markets are in a category for which the FDA has implemented stringent clinical investigation and pre-market approval requirements. The process of obtaining FDA approval to market a product can be resource-intensive, lengthy and costly. FDA review may involve substantial delays that adversely affect the marketing and sale of Edwards Lifesciences' products. Any delay or acceleration experienced by Edwards Lifesciences in obtaining regulatory approvals to conduct clinical trials or in obtaining required market clearances (especially with respect to significant products in the regulatory process that have been discussed in public announcements) may affect Edwards Lifesciences' operations or the market's expectations for the timing of such events and, consequently, the market price for Edwards Lifesciences' common stock.

   The FDA has the authority to halt the distribution of certain medical devices, detain or seize adulterated or misbranded medical devices, or order the repair, replacement or refund of the costs of such devices. The FDA may also require notification of health professionals and others with regard to medical devices that present unreasonable risks of substantial harm to the public health. The FDA may enjoin and restrain certain violations of the Food, Drug and Cosmetic Act and the Safe Medical Devices Act pertaining to medical devices, or initiate action for criminal prosecution of such violations. Moreover, the FDA administers certain controls over the export of medical devices from the United States and the importation of devices into the United States.

   Medical device laws are also in effect in the other countries in which Edwards Lifesciences does business outside of the United States. These range from comprehensive device approval requirements for some or all of Edwards Lifesciences' medical device products to requests for product data or certifications. The number and scope of these requirements are increasing.

 Health Care Initiatives

   Government and private sector initiatives to limit the growth of health care costs, including price regulation and competitive pricing, are continuing in many countries where Edwards Lifesciences does business, including the United States. As a result of these changes, the marketplace has placed increased emphasis on the delivery of more cost-effective medical therapies. Although Edwards Lifesciences believes it is well positioned to respond to changes resulting from this worldwide trend toward cost containment, proposed legislation and/or changes in the marketplace could have an adverse impact on future operating results.

   Diagnostic-related groups' reimbursement schedules regulate the amount the United States government, through the United States Health Care Financing Administration, will reimburse hospitals and doctors for the in-patient care of persons covered by Medicare. In response to rising Medicare and Medicaid costs, several legislative proposals in the United States have been advanced which would restrict future funding increases for these programs. While Edwards Lifesciences has been unaware of significant domestic price resistance directly as a result of the reimbursement policies of diagnostic-related groups, changes in these reimbursement levels and processes could have an adverse effect on Edwards Lifesciences' domestic pricing flexibility.

   In keeping with the increased emphasis on cost-effectiveness in health care delivery, the current trend among hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power. The medical device industry has also experienced some consolidation, partly in order to offer a broader range of products to large purchasers. As a result, transactions with customers are larger, more complex and tend to involve more long-term contracts than in the past. The enhanced purchasing power of these larger customers may also increase the pressure on product pricing, although management is unable to estimate the potential impact at this time.

 Legal Matters

   Edwards Lifesciences operates in an industry susceptible to significant product liability claims. In recent years, there has been an increased public interest in product liability claims for implanted or other medical devices. These claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class. In addition, product liability claims may be asserted against Edwards Lifesciences in the future arising out of events not known to management at the present time. Management believes that Edwards Lifesciences' risk management practices, including insurance coverage, are adequate to protect against potential product and professional liability losses.

   Baxter is a defendant, along with other companies, in The Working Group on Carcinogens and Immune Suppressing Chemicals v. Baxter International Inc. et. al. This lawsuit was originally filed in the Superior Court of San Francisco County in December, 1997 with an amended complaint filed in June, 1999 and a further amended compliant filed in August, 1999. This lawsuit arises under Proposition 65, a regulation which requires a manufacturer to warn consumers of a product containing a substance known to the state to cause cancer. The lawsuit alleges that Baxter failed to provide an adequate and reasonable warning that certain of its products contain di-2-ethylhexylphthalate (DEHP), which has been listed by the state of California as a carcinogen. DEHP is the plasticizer which makes polyvinyl chloride tubing flexible. Baxter is aggressively defending this action. Some of Edwards Lifesciences' products may be the subject of this action.

   In 1996, government authorities in Germany began an investigation into certain business and accounting practices by heart valve manufacturers. As a part of this investigation, documents were seized from Edwards Lifesciences and certain other manufacturers. Based upon currently available information, Edwards Lifesciences does not expect these investigations to have a materially adverse impact on the company's financial position, results of operations or liquidity.

   Edwards Lifesciences is also subject to various environmental laws and regulations both within and outside of the United States. The operations of Edwards Lifesciences, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify the potential impact of compliance with environmental protection laws, management believes that such compliance will not have a material impact on Edwards Lifesciences' financial position, results of operations or liquidity.

Properties

   The locations and uses of the major properties of Edwards Lifesciences are as follows:

 North America
 Irvine, California            (1) Headquarters, Research and Development,
                                   Regulatory and Clinical Affairs and
                                   Manufacturing
 Oakland, California           (2) Administrative, Research and Development,
                                   Regulatory and Clinical Affairs and
                                   Manufacturing
 San Diego, California         (2) Administrative, Service Center and Warehouse
 Memphis, Tennessee            (1) Distribution and Logistics
 Midvale, Utah                 (1) Administrative, Research and Development,
                                   Regulatory Affairs and Manufacturing
 Haina, the Dominican Republic (2) Manufacturing
 Anasco, Puerto Rico           (2) Manufacturing

 Europe
 Uden, The Netherlands         (1) Warehouse, Distribution, Manufacturing and
                                   Offices
 Horw, Switzerland             (2) Manufacturing
 Lausanne, Switzerland         (2) European Headquarters

 South America
 Sao Paulo, Brazil             (2) Manufacturing

--------
(1) Owned property.
(2) Leased property.

   The leases for the leased properties set forth above generally expire within eight years. The Oakland, California lease expires in 2002; the San Diego, California lease expires in 2006; the Dominican Republic lease expires in 2006; the Puerto Rico lease expires in 2008; and the Horw, Switzerland lease expires in 2001. The Lausanne, Switzerland and Sao Paulo, Brazil leases will be entered into prior to the distribution date. The leased properties range in size from approximately 19,000 square feet to 46,000 square feet with rents ranging from approximately $1.00 to $4.00 per square foot. These leases generally are not renewable. Each of the existing leases listed above will require the consent of the landlord for Baxter to assign or sublease the property to Edwards Lifesciences.

Employees

   Edwards Lifesciences employs over 5,000 employees worldwide, the majority of whom are located at the company's headquarters in Irvine, California, and at its manufacturing facility in Puerto Rico. Other major concentrations of employees are located in Europe and Brazil. Edwards Lifesciences emphasizes competitive compensation, benefits, equity participation and work environment policies in its efforts to attract and retain qualified personnel. None of Edwards Lifesciences' North American employees is represented by a labor union. In various countries outside of North America, there are a limited number of employees who have relationships with works councils or trade unions. Edwards Lifesciences considers its relations with its employees to be good.

  EDWARDS LIFESCIENCES' RELATIONSHIP WITH BAXTER AFTER THE DISTRIBUTION

General

   Immediately prior to the distribution, Edwards Lifesciences will be a wholly-owned subsidiary of Baxter. After the distribution, Baxter will not have any ownership interest in the common stock of Edwards Lifesciences, which will be an independent, publicly traded company and no Baxter directors will also be Edwards Lifesciences directors.

   Immediately prior to the distribution, Baxter and Edwards Lifesciences will enter into certain agreements to define their ongoing relationship after the distribution and to allocate tax, employee benefits and certain other liabilities and obligations arising from periods prior to the distribution date. These agreements are being entered into between Baxter and Edwards Lifesciences while Edwards Lifesciences is still a wholly owned subsidiary of Baxter, and certain terms of these agreements are not the same as would have been obtained through negotiations with an unaffiliated third party.

Reorganization Agreement

   Baxter and Edwards Lifesciences will enter into an Agreement and Plan of Reorganization (the reorganization agreement) providing for, among other things, the principal corporate transactions required to effect the separation of the CardioVascular business from the remaining Baxter businesses and the distribution, and certain other agreements governing the relationship between Baxter and Edwards Lifesciences after the distribution. The following description is intended as a summary of all material terms of the reorganization agreement. We encourage you to read, in its entirety, the reorganization agreement, which is included as an exhibit to the registration statement of which this information statement is a part.

   Pursuant to the reorganization agreement, Baxter will transfer to Edwards Lifesciences substantially all of the assets, and Edwards Lifesciences will assume substantially all of the corresponding liabilities, of the CardioVascular business. See "Edwards Lifesciences' Business." The assets of the CardioVascular business will be transferred to Edwards Lifesciences on an "as is, where is" basis and no representations or warranties will be made by Baxter with respect to the assets other than certain product-related indemnities.

   Subject to certain exceptions, the reorganization agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the CardioVascular business with Edwards Lifesciences and financial responsibility for the obligations and liabilities of Baxter's retained businesses and its other subsidiaries with Baxter. Specifically, Edwards Lifesciences has agreed to assume liability for, and to indemnify Baxter against, any and all liabilities associated with the CardioVascular business, including any litigation, proceedings or claims relating to the products and operations of the transferred business whether or not the underlying basis for such litigation, proceeding or claim arose prior to or after the distribution date. See "Edwards Lifesciences' Business-- Government Regulation and Other Matters." Baxter has agreed to indemnify Edwards Lifesciences against any and all liabilities associated with Baxter's retained businesses and its other subsidiaries.

   The reorganization agreement will also provide that Edwards Lifesciences will assume and indemnify Baxter for all environmental liabilities that arise from or are attributable to the operations of the CardioVascular business regardless of when these liabilities arose. This includes, but is not limited to, off-site waste disposal liabilities, except that Baxter will retain the liabilities relating to two off-site disposal locations. In addition,

Baxter has agreed to indemnify Edwards Lifesciences against any and all environmental liabilities associated with the retained Baxter businesses and its other subsidiaries.

   The reorganization agreement will also provide, among other things, that, in order to avoid potentially adverse tax consequences relating to the distribution, for a period of two years after the distribution, Edwards Lifesciences will not:

  (1) cease to engage in an active trade or business within the meaning of the Internal Revenue Code of 1986, as amended;

  (2) issue or redeem any share of stock of Edwards Lifesciences, except for certain issuances and redemptions for the benefit of Edwards Lifesciences' employees, or to effect acquisitions by Edwards Lifesciences in the ordinary course of business, or in connection with the issuance of any convertible debt by Edwards Lifesciences, or in accordance with the requirements for permitted purchases of Edwards Lifesciences common stock as set forth in Section 4.05(1)(b) of Revenue Procedure 96-30 issued by the IRS; or

  (3) liquidate or merge with any other corporation;

unless, with respect to (1), (2) or (3) above, either (a) an opinion is obtained from counsel to Baxter, or (b) a ruling is obtained from the IRS, in either case to the effect that such act or event will not adversely affect the federal income tax consequences of the distribution to Baxter or its stockholders who receive Edwards Lifesciences stock. Edwards Lifesciences believes that these limitations will not significantly constrain its activities or its ability to respond to unanticipated developments. See "The Distribution--Important Federal Income Tax Consequences."

   The reorganization agreement will also provide that if, as a result of certain transactions occurring after the distribution date involving either the stock or assets of either Edwards Lifesciences or any of its subsidiaries, or any combination thereof, the distribution fails to qualify as tax-free under the provisions of Section 355 of the United States tax code, Edwards Lifesciences will indemnify Baxter for all taxes, liabilities and associated expenses, including penalties and interest, incurred as a result of such failure of the distribution to qualify under Section 355 of the tax code. The reorganization agreement will further provide that if the distribution fails to qualify as tax-free under the provisions of Section 355 of the tax code, other than as a result of a transaction occurring after the distribution date involving either the stock or assets of Edwards Lifesciences or any of its subsidiaries, or any combination of stock or assets, then Edwards Lifesciences will not be liable for those taxes, liabilities or expenses. See "The Distribution--Important Federal Income Tax Consequences."

   The reorganization agreement will also provide for the allocation of benefits between Baxter and Edwards Lifesciences under existing insurance policies after the distribution date for claims made or occurrences prior to the distribution date. The reorganization agreement also sets forth procedures for the administration of insured claims. In addition, the reorganization agreement provides that Baxter will use its reasonable efforts to maintain directors' and officers' insurance at substantially the level of Baxter's current directors' and officers' insurance policy for a period of three years with respect to the directors and officers of Baxter who will become directors and officers of Edwards Lifesciences as of the distribution date for acts relating to periods prior to the distribution date.

   The reorganization agreement will provide that prior to the distribution date the certificate of incorporation and bylaws of Edwards Lifesciences will be substantially in the forms attached as exhibits to the registration statement of which this information statement is a part and that as of the distribution date the directors of Edwards Lifesciences will be the persons named in "Edwards Lifesciences Management--Board of Directors."

   The reorganization agreement will also provide that each of Baxter and Edwards Lifesciences will be granted access to certain records and information in the possession of the other. In addition, the reorganization agreement requires Baxter and Edwards Lifesciences to retain for a period of ten years following the distribution the information in its possession relating to the other. After the ten year period, Baxter and Edwards Lifesciences must give prior notice to the other of their intention to dispose of such information.

   The reorganization agreement will also address the treatment of employee benefit matters and other compensation arrangements for certain former and current Edwards Lifesciences employees and their beneficiaries and dependents, as well as certain former employees of certain former CardioVascular businesses and their beneficiaries and dependents (we refer to these persons collectively as the Edwards Lifesciences Participants). These provisions of the reorganization agreement contemplate that Edwards Lifesciences will establish certain profit sharing, retirement savings and welfare plans effective on the distribution date. The reorganization agreement will provide that the account balances (including outstanding loans) of all Edwards Lifesciences Participants in the Baxter International Inc. and Subsidiaries Incentive Investment Plan, and the plan assets related to these liabilities, will be transferred to Edwards Lifesciences' new retirement savings plan. The reorganization agreement will also generally provide that, after the distribution date, Edwards Lifesciences will assume all liabilities for benefits under any welfare plans related to Edwards Lifesciences Participants, other than certain claims incurred on or before the distribution date. Moreover, the reorganization agreement will provide that, effective as of the distribution date, Edwards Lifesciences will become responsible for all other liabilities to Edwards Lifesciences Participants (including unfunded supplemental retirement benefits), other than certain accruals under the Baxter Defined Benefit Excess Plan.

   The reorganization agreement also provides that as of the distribution date, neither Baxter nor Edwards Lifesciences will have entered into, and within the first six months following the distribution date, neither Baxter nor Edwards Lifesciences will enter into any agreements, understandings, arrangements or substantial negotiations that would result, individually or collectively, in a change of ownership of 50% or more of either within the meaning of Section 355(e) of the tax code.

   Finally, the reorganization agreement will provide that the distribution will not be made until specified conditions are satisfied or waived by the Baxter board of directors in its sole discretion. Even if all of the conditions are satisfied, the reorganization agreement may be terminated and the distribution abandoned by the Baxter board of directors, in its sole discretion, without the approval of the Baxter stockholders, at any time prior to the distribution date. See "The Distribution--Distribution Conditions and Termination."

Tax Sharing Agreement

   Baxter and Edwards Lifesciences will enter into a tax sharing agreement that will:

  1. allocate responsibility for federal, state and foreign tax liabilities of the Edwards Lifesciences business attributable to periods including, or ending on or before, the distribution date;

  2. allocate liability for transfer taxes arising under the distribution or related transactions;

  3. provide for the allocation of tax attributes in accordance with US Treasury Regulations or other applicable authorities;

  4. allocate responsibility for tax return filings, records retention, the payment of tax liabilities and the administration of tax audits which relate to the Edwards Lifesciences business;

  5. allocate responsibility for property considered abandoned under state law as of the distribution date; and

  6. allocate deductions related to stock acquired under employee compensation plans prior to, or as a result of, the distribution.

Distribution Agreements

   Baxter and Edwards Lifesciences will enter into a number of distribution agreements, to be effective as of the distribution date, pursuant to which Baxter will serve as the distributor of Edwards Lifesciences products in Argentina, Australia, Greece, Ireland, New Zealand and in certain Nordic countries. In most European countries, as well as in India, Baxter's services will be limited to various physical distribution services. In the other countries, Baxter will provide more extensive sales and marketing assistance and will take legal title to products before resale to the end customers. Baxter may also contract with third-party distributors for the distribution of Edwards Lifesciences products. In addition, in Russia and the Czech Republic, Baxter will provide certain sales and marketing support services to Edwards Lifesciences but will not provide physical distribution services and will not take title to products.

   The initial term of the distribution agreements is generally less than two years. The distribution agreements may be renewed upon the mutual agreement of the parties. In the event of a change in control of one of the parties to the distribution agreements, the other party to the agreement will have the right, subject to certain notice periods and other restrictions, to terminate such agreement prior to its normal expiration.

   Under certain distribution agreements, Edwards Lifesciences is required within the applicable territories to distribute all covered products through Baxter, subject to certain exceptions. In addition, in certain jurisdictions, Baxter may not market, promote or solicit orders for any product that competes with any covered product. Baxter may, however, take orders for, stock and sell competing products in response to customer requests.

   The compensation received by Baxter under the distribution agreements generally will approximate or be based upon Baxter's direct and indirect costs of distribution, plus, in the case of those territories where Baxter performs more than mere physical distribution services, a margin comparable to the amounts reflected in the pro forma financial statement of Edwards Lifesciences contained elsewhere in this document. See "Edwards Lifesciences' Unaudited Pro Forma Financial Data" on page 39.

Services and Other Agreements

   Baxter and Edwards Lifesciences will enter into several services agreements, to be effective from and after the distribution date, pursuant to which Baxter will provide to Edwards Lifesciences certain administrative services that may be necessary for Edwards Lifesciences to conduct its business. Baxter will provide a variety of services to Edwards Lifesciences, including information systems and telecommunications, human resources, finance and accounting and other administrative services. These agreements will be for varying terms and, subject to certain exceptions, are generally terminable by either party prior to the date that is four months before the expiration date. Under certain circumstances involving a change in control, Edwards Lifesciences and Baxter may terminate the agreements within a shorter timeframe. The agreements may be renewed upon expiration by mutual agreement of the parties. The prices at which Baxter will provide these services generally will be equal to or based on the actual cost of rendering these services.

   The CardioVascular business in Japan, including certain manufacturing operations, will not be transferred to Edwards Lifesciences at the time of the distribution due to Japanese regulatory requirements and business culture considerations. It will be operated pursuant to a joint venture under which a Japanese subsidiary of Baxter will retain ownership of the business assets, but a subsidiary of Edwards Lifesciences will hold a 90% profit interest. Edwards Lifesciences will have an option to purchase the Japanese business assets, which option may be exercised no earlier than 26 months following the distribution date and no later than 60 months following the distribution date. In addition, Edwards Lifesciences and Baxter will have the opportunity to terminate the joint venture in the event of the occurrence of certain change of control events with respect to the other. Edwards Lifesciences will consolidate the joint venture in its financial statements since it will have effective control over the joint venture.

                               THE DISTRIBUTION

Background and Reasons for the Distribution

   Baxter is creating an independent, publicly traded company for its CardioVascular business because it believes that the combined value of two separate companies will be greater than the value of Baxter as a whole today. Edwards Lifesciences expects that the distribution will allow it to compete more effectively in the intensely competitive and rapidly consolidating cardiovascular medical device industry. Following the distribution, Baxter will have the ability to invest more resources in its remaining core businesses, which it expects will further enhance its ability to bring new products to market and to expand in global markets.

 Improved Ability to Compete in Cardiovascular Medical Device Industry

   Edwards Lifesciences will benefit from focusing on treating late-stage cardiovascular disease. While Edwards Lifesciences has developed leadership positions in several niche segments of the cardiovascular medical device industry, its competitive position is being challenged by larger and more focused "pure play" competitors. As size, breadth and access to emerging technologies become more important in the rapidly evolving and consolidating cardiovascular medical device industry, Edwards Lifesciences intends to accelerate its rate of innovation, and make a significant contribution to its product development pipeline. Edwards Lifesciences expects this strategy to ultimately lead to the commercialization of more and improved treatment options for Edwards Lifesciences' customers and their patients. In addition, Edwards Lifesciences expects that it will increase funding of internal development and be more aggressive in pursuing acquisition and strategic alliance opportunities. The distribution will provide Edwards Lifesciences with a publicly traded equity security that can be used to provide it with more flexibility in making acquisitions.

 Attraction and Retention of Key Employees

   Edwards Lifesciences' management believes that having a publicly traded equity security will create a highly effective incentive tool for motivating senior management and attracting and retaining talented employees at all levels of the company. Following the distribution, the stock price of Edwards Lifesciences will be heavily influenced by the operational and financial performance of Edwards Lifesciences. This direct link between performance and stock price appreciation should create an effective incentive system and should serve to enhance the levels of dedication, commitment and productivity of the management and employees of Edwards Lifesciences. The impact of this form of incentive system on Edwards Lifesciences' performance will grow as management and employee ownership in the company increases through the use of stock options and participation in stock incentive programs.

 Capital Structure and Dividend Policy Optimization

   The distribution will provide both Baxter and Edwards Lifesciences the opportunity to create capital structures and adopt dividend policies that best reflect the cash flow, investment requirements, competitive landscape, stockholder expectations and corporate strategy and business objectives of each company. By appropriately tailoring the capital structures of Baxter and Edwards Lifesciences, each should be better able to pursue their strategic objectives while achieving the lowest overall cost of capital consistent with the risk profiles and competitive factors inherent in each business.

Manner of Effecting the Distribution

   The general terms and conditions relating to the distribution are set forth in the reorganization agreement between Baxter and Edwards Lifesciences. See "Edwards Lifesciences' Relationship With Baxter After The Distribution-- Reorganization Agreement."

   On the distribution date, Baxter will effect the distribution by delivering all of the outstanding shares of Edwards Lifesciences common stock to First Chicago Trust Company of New York, a division of EquiServe, as distribution agent, for distribution to the holders of record of Baxter common stock at the close of business on the record date. The distribution will be made on the basis of one share of Edwards Lifesciences common stock for every [six] shares of Baxter common stock.

   The actual number of shares of Edwards Lifesciences common stock that will be distributed will depend on the number of shares of Baxter common stock outstanding on the record date. The shares of Edwards Lifesciences common stock will be validly issued, fully paid and nonassessable, and the holders of such shares will not be entitled to preemptive rights. See "Description of Edwards Lifesciences Capital Stock." It is expected that certificates representing shares of Edwards Lifesciences common stock will be mailed to
Baxter stockholders on or about [            ], 2000.

   Certificates or script representing fractional shares of Edwards Lifesciences common stock will not be issued to Baxter stockholders as part of the distribution. Instead, each holder of Baxter common stock who would otherwise be entitled to receive a fractional share will receive cash for those fractional interests less applicable taxes. The distribution agent will, on or after the distribution date, aggregate and sell all those fractional interests on the open market at then market prices and distribute the aggregate proceeds ratably to Baxter stockholders otherwise entitled to those fractional interests. Baxter will pay all brokers' fees and commissions in connection with the sale of fractional interests. See "The Distribution-- Important Federal Income Tax Consequences" for a discussion of the United States federal income tax treatment of proceeds from fractional share interests.

Accounting Treatment of Plan of Reorganization

   The distribution will be accounted for on a historical cost basis and no gain or loss will be recorded.

Important Federal Income Tax Consequences

   The distribution is conditioned on Baxter receiving a ruling from the IRS substantially to the effect that, among other things, the distribution should qualify as a tax-free spin-off to Baxter and to Baxter's United States stockholders under the tax-free spin-off provisions (Section 355) of the Internal Revenue Code of 1986, as amended. Baxter's board of directors may waive this condition.

   The ruling is based on current provisions of the Internal Revenue Code, existing regulations under the tax code and current administrative rulings and court decisions, all of which are subject to change. We have not attempted to comment on all federal income tax consequences of the distribution that may be relevant to particular holders, including holders that are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, insurance companies, tax-exempt entities, stockholders who acquire their Edwards Lifesciences common stock pursuant to the exercise of employee stock options or otherwise as compensation and holders who do not hold their Baxter common stock as capital assets. We urge holders of Baxter common stock to consult their own tax advisors regarding the federal income tax consequences of the distribution in light of their personal circumstances and the consequences under applicable state, local and foreign tax laws.

   Provided that the distribution qualifies as a tax-free distribution under the tax-free spin-off provisions of the tax code, as expected based on the IRS ruling, a Baxter stockholder will not recognize any income, gain or loss as a result of the distribution, except, as described below, in connection with fractional share proceeds from the deemed receipt and sale of any Edwards Lifesciences common stock:

  1. A Baxter stockholder's aggregate tax basis for Baxter common stock on which Edwards Lifesciences common stock is distributed and the Edwards Lifesciences common stock received by such stockholder in the distribution (including any fractional shares of Edwards Lifesciences common stock to which such stockholder may be entitled) will be the same as the basis of Baxter common stock held by such stockholder immediately prior to the distribution;

  2. A Baxter stockholder's aggregate tax basis will be allocated between his or her Baxter common stock and Edwards Lifesciences common stock received in the distribution (including any fractional shares of Edwards Lifesciences common stock deemed received) in proportion to the fair market value of both the Baxter common stock and Edwards Lifesciences common stock on the distribution date;

  3. A Baxter stockholder's holding period for the Edwards Lifesciences common stock received in the distribution (including any fractional shares of Edwards Lifesciences common stock to which such stockholder may be entitled) will include the holding period of the Baxter common stock on which the distribution is made, provided that such Baxter common stock is held as a capital asset by such stockholder on the distribution date;

  4. A Baxter stockholder who receives fractional share proceeds as a result of the sale of shares of Edwards Lifesciences common stock by the distribution agent will be treated as if such fractional share had been received by the stockholder as part of the distribution and then sold by such stockholder. Accordingly, such stockholder will recognize gain or loss equal to the difference between the cash so received and the portion of the tax basis in Edwards Lifesciences common stock that is allocable to such fractional share. Such gain or loss will be capital gain or loss, provided that such fractional share was held by such stockholder as a capital asset at the time of the distribution; and

  5. Baxter will not recognize any gain or loss on the distribution.

   If for any reason the distribution does not qualify as a tax-free spin-off under Section 355 of the tax code, Baxter would be required to recognize gain equal to the excess of the fair market value of the Edwards Lifesciences common stock distributed to its stockholders over Baxter's basis in the Edwards Lifesciences common stock. Baxter has agreed to indemnify Edwards Lifesciences for any tax liability imposed on Edwards Lifesciences or any of its subsidiaries as a result of the distribution being determined to be a taxable transaction other than due to any act or failure to act of Edwards Lifesciences or any of its subsidiaries. In addition, if the distribution fails to qualify as a tax-free spin-off under Section 355 of the tax code, each Baxter stockholder would be generally treated as if such stockholder had received a taxable dividend in an amount equal to the fair market value of the Edwards Lifesciences common stock received.

   Current United States Treasury Regulations require each Baxter stockholder who receives Edwards Lifesciences common stock pursuant to the distribution to attach to his or her federal income tax return for the year in which the distribution occurs a detailed statement setting forth data as may be appropriate in order to show the applicability under Section 355 of the tax code to the distribution. Baxter will provide the appropriate information to each stockholder of record as of the record date.

   Under the tax code, a holder of Baxter common stock may be subject, under certain circumstances, to backup withholding at a rate of 31% with respect to the amount of cash, if any, received as a result of the sale of fractional share interests unless the holder provides proof of an applicable exemption or correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the IRS.

Market for Edwards Lifesciences Common Stock

   There is no existing market for Edwards Lifesciences common stock. Edwards Lifesciences is seeking to list its common stock on the NYSE. If the shares are accepted for listing, a "when-issued" trading market for Edwards Lifesciences common stock is expected to develop on or shortly before the record date. The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. We cannot predict the trading prices for Edwards Lifesciences common stock before or after the distribution date. Until the common stock is fully distributed and an orderly market develops, the trading prices for Edwards Lifesciences' common stock may fluctuate. Prices for Edwards Lifesciences common stock will be determined in the trading markets and may be influenced by many factors, including:

  . the depth and liquidity of the market for Edwards Lifesciences common stock;

  . developments generally affecting Edwards Lifesciences' business;

  . the impact of the factors referred to in "Risk Factors" beginning on page
    7;

  . investor perceptions of Edwards Lifesciences and its business;

  . the financial results of Edwards Lifesciences;

  . the dividend policy of Edwards Lifesciences; and

  . general economic and market conditions.

   We anticipate that Edwards Lifesciences common stock will be traded on the NYSE under the symbol "EW." The transfer agent and registrar for the Edwards Lifesciences common stock will be [ ].

   As of November 1, 1999, Baxter had 59,360 stockholders of record. Except for those stockholders who would be entitled to receive less than one share of Edwards Lifesciences common stock, and assuming that each stockholder is a stockholder of record on the record date, each stockholder will become a stockholder of record of Edwards Lifesciences. For certain information regarding options and other equity-based awards involving Edwards Lifesciences common stock which may become outstanding after the distribution, see "Edwards Lifesciences Executive Compensation." Shares of Edwards Lifesciences common stock distributed to Baxter stockholders in the distribution will be freely transferable under the Securities Act of 1933, except for shares of Edwards Lifesciences common stock received by persons who may be deemed to be affiliates of Edwards Lifesciences. Persons who may be deemed to be affiliates of Edwards Lifesciences after the distribution generally include individuals or entities that control, are controlled by or are under common control with Edwards Lifesciences and may include certain officers and directors, or principal stockholders, of Edwards Lifesciences. After Edwards Lifesciences becomes a publicly traded company, securities held by persons who are its affiliates will be subject to resale restrictions under the Securities Act. Affiliates of Edwards Lifesciences will be permitted to sell shares of the entity of which such persons are affiliates only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Dividend Policy

   Edwards Lifesciences has no current plans to pay dividends following the distribution. Dividends will be paid on Edwards Lifesciences common stock only if declared by the Edwards Lifesciences board of directors in its sole discretion following the distribution. The payment and level of cash dividends, if any, will be based upon a number of factors, including the operating results, cash flow and financial requirements of Edwards Lifesciences. The actual amount and timing of dividends, if any, will depend on Edwards Lifesciences' financial condition, results of operations, business prospects, capital requirements and any other matters as Edwards Lifesciences' board of directors may deem relevant.

Distribution Conditions and Termination

   We expect that the distribution will be effective on the distribution date,
[       ], 2000, provided that, among other things:

  1. the SEC has declared effective the registration statement on Form 10 under the Exchange Act, as amended, filed by Edwards Lifesciences and no stop order relating to the registration statement is in effect;

  2. Baxter and Edwards Lifesciences have received all necessary permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States in connection with the distribution or these permits, registrations and consents have become effective;

  3. Baxter and Edwards Lifesciences have received the favorable tax ruling from the IRS and the ruling has not been revoked or modified in any material respect;

  4. the NYSE has approved the Edwards Lifesciences common stock for listing on the NYSE, subject to official notice of issuance;

  5. Baxter has completed the transfers of assets and liabilities to Edwards Lifesciences required to constitute Edwards Lifesciences as described in this information statement;

  6. no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto (including the transfers of assets and liabilities contemplated by the reorganization agreement) is in effect; and

  7. Baxter's board of directors has received opinions of its financial advisors regarding the fairness of the distribution to stockholders of Baxter.

   The fulfillment of the foregoing conditions will not create any obligation on the part of Baxter to effect the distribution, and Baxter's board of directors has reserved the right to amend, modify or abandon the distribution and the related transactions at any time prior to the distribution date. Baxter's board of directors may also waive any of these conditions.

Opinions of Financial Advisors

   Baxter has engaged Credit Suisse First Boston Corporation (CSFB) and J.P. Morgan as financial advisors in connection with the distribution. We expect that the Baxter board of directors will rely, in part, upon the receipt of the opinions described below in deciding to formally declare the distribution dividend. The receipt of these opinions is a condition to the distribution. Baxter's board of directors may waive this condition.

   We expect CSFB and J.P. Morgan to deliver to the Baxter board of directors
their written opinions, each dated [       ], 2000, regarding the fairness of
the distribution to stockholders of Baxter.

   Each of CSFB and J.P. Morgan will receive customary fees, including reimbursement of expenses, for its services as financial advisor related to the distribution, a portion of which is contingent upon the consummation of the distribution. Baxter also has agreed to indemnify each of CSFB and J.P. Morgan against certain liabilities and expenses in connection with its services as financial advisor.

   CSFB and J.P. Morgan and their respective affiliates have acted, and may in the future act, as underwriters for, and have participated as members of underwriting syndicates with respect to, offerings of Baxter securities. CSFB and J.P. Morgan have effected securities transactions for Baxter and performed financial advisory services in connection with certain acquisitions and dispositions by Baxter. CSFB and J.P. Morgan have received fees from Baxter in the past for these services and may receive such fees in the future. Each of CSFB and J.P. Morgan may in the future serve as an underwriter of Edwards Lifesciences securities.

             SELECTED FINANCIAL DATA OF EDWARDS LIFESCIENCES

   The following table sets forth selected financial information with respect to Edwards Lifesciences. The information, relating to each of the years ended December 31, 1994 through 1998, has been derived from annual financial statements and related notes found elsewhere in this information statement. The data for the nine months ended September 30, 1999 and 1998 have been derived from unaudited financial statements also appearing in this information statement. This financial information for the nine months ended September 30, 1999 and 1998 includes all adjustments, consisting only of normal, recurring accruals that are considered necessary for a fair presentation of combined operating results for such interim periods. Results are not necessarily indicative of Edwards Lifesciences' performance as an independent company. The information set forth below should be read in conjunction with "Edwards Lifesciences Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Combined Financial Statements" and related notes to the financial statements found elsewhere in this information statement. Historical per share data for net income and dividends have not been presented because Edwards Lifesciences was not incorporated until September 1999. Pro forma net income per share data is presented elsewhere in this information statement. See Note 3 to the "Combined Financial Statements" and "Edwards Lifesciences Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussions of the effect of certain acquisitions on Edwards Lifesciences' revenues, expenses and financial position.

                      Selected Historical Financial Data

                              As of or for
                                the nine
                              months ended     As of or for the years ended
                              September 30,            December 31,
                              ------------- -----------------------------------
                               1999   1998   1998   1997    1996   1995   1994
                              ------ ------ ------ ------  ------ ------ ------
                                               (in millions)
      Income Statement Data
      Net sales.............. $  672 $  639 $  865 $  879  $  837 $  730 $  632
      Gross profit........... $  328 $  300 $  399 $  416  $  395 $  366 $  306
      Net income (a)......... $   62 $   47 $   62 $  (52) $   87 $   66 $   40

      Balance Sheet Data
      Total Assets........... $1,465 $1,483 $1,483 $1,526  $1,473 $1,390 $1,351

--------
(a) See Note 3 to the "Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding the $132 million in-process research and development charge in 1997 relating to the acquisition of Research Medical, Inc.

         EDWARDS LIFESCIENCES' UNAUDITED PRO FORMA FINANCIAL DATA

   The following unaudited pro forma combined statements of income and unaudited combined condensed balance sheet present the combined results of Edwards Lifesciences and its financial position, assuming that the transactions contemplated by the distribution had been completed as of January 1, 1998 for income statement purposes and as of September 30, 1999 for balance sheet purposes.

   The unaudited pro forma information has been prepared utilizing the historical combined financial statements of Edwards Lifesciences. You should read this information in conjunction with the historical combined financial statements and related notes included on pages F-1 to F-17 of this information statement. We have included the unaudited pro forma financial data as required by the rules and regulations of the SEC and it is for comparative purposes only. The unaudited pro forma financial data does not purport to be indicative of the results of Edwards Lifesciences in the future or what the financial position and results of operations would have been had Edwards Lifesciences been a separate, stand-alone entity during the periods shown.

             Unaudited Pro Forma Combined Statement of Income

          (in millions, except shares and per share information)

                                 Nine months ended September 30, 1999
                                 -----------------------------------------------
                                               Pro Forma
                                 Historical   Adjustments        Pro Forma
                                 ------------ -------------     ----------------
Net sales.......................    $     672         $--       $            672

Costs and expenses
  Cost of goods sold............          339            2 (a)               341
  Cost of goods sold--
   transactions with Baxter.....            5          --                      5
  Marketing and administrative
   expenses.....................          143           18 (b)               161
  Marketing and administrative
   expenses--transactions with
   Baxter.......................           33          --                     33
  Research and development
   expenses.....................           28          --                     28
  Research and development
   expenses--transactions with
   Baxter.......................           10          --                     10
  Interest, net.................          --            22 (c)                22
  Goodwill amortization.........           26          --                     26
  Other expense.................            3          --                      3
                                    ---------    ---------      ----------------
Total costs and expenses........          587           42                   629
                                    ---------    ---------      ----------------

Income (loss) before income
 taxes..........................           85          (42)                   43
Income tax expense (benefit)....           23          (12)(d)                11
                                    ---------    ---------      ----------------

Net income (loss)...............    $      62    $   (  30)     $             32
                                    ---------    ---------      ----------------

Share information
  Shares to be issued (e).......                                      48,618,206
                                                                ================
  Net income per share (e)......                                $           0.66
                                                                ================


Pro Forma Adjustments

(a) To reflect estimated incremental costs resulting from new or revised distribution agreements with Baxter in certain foreign locations subsequent to the distribution. While such distribution agreements are in the process of being finalized, based on an analysis of the current intercompany charges, it is anticipated that the draft revised agreements will result in increased costs to Edwards Lifesciences on a stand-alone basis.

(b) To reflect estimated incremental costs associated with being an independent public company, including costs associated with corporate administrative services such as accounting, tax, treasury, risk management, insurance, legal, stockholder relations and human resources. The company's historical combined financial statements include all costs incurred by the parent company on behalf of the company. However, there will be incremental and continuing costs directly attributable to the planned spin-off, as there will be a loss of certain synergies and benefits of economies of scale that existed while Edwards Lifesciences was part of Baxter. Management estimated such incremental costs utilizing the parent company's historical headcount and cost analyses, and the company's organizational chart, which has been finalized. Management also utilized knowledge and expertise obtained from executing similar spin-off transactions in the past, and knowledge of the approximate headcount and cost structures of the company's competitor companies. The following is a summary of the estimated incremental costs by significant function (in millions):

     . Accounting, tax and legal                        $ 6
     . Insurance and risk management                      3
     . Human resources                                    5
     . Treasury, stockholder relations and other costs    4
                                                        ---
         Total                                          $18
                                                        ===

(c) To reflect the estimated interest expense which would have been incurred by Edwards Lifesciences based on the incurrence of $[550] million of debt at a weighted-average interest rate of 5.3%. The company's debt facilities are not yet finalized. The weighted-average interest rate was estimated by management based on the assumed mix of debt balances for Edwards Lifesciences, by country, and the risk-free interest rate coupled with the company's anticipated credit spread in each applicable country. An increase or decrease of 0.125 points in the weighted average interest rate would result in an increase or decrease in interest expense of approximately $1 million.

(d) To reflect the estimated tax impact at statutory rates, for pro forma adjustments (a) through (c), as well as the estimated impact of different tax rates available to Edwards Lifesciences as a stand-alone company. It is anticipated that Edwards Lifesciences will have different tax rates as a stand-alone company due to the different tax and legal structures it will have as a stand-alone company subsequent to spin-off date.

(e) Pro forma net income (loss) per share is computed as if the [48,618,206] common shares of Edwards Lifesciences, estimated to be issuable in the distribution, based on an assumed exchange ratio of one to [six], had been outstanding for the periods presented.

               Unaudited Pro Forma Combined Statement of Income
            (in millions, except shares and per share information)

                                               Year ended December 31, 1998
                                             ----------------------------------
                                                         Pro Forma
                                             Historical Adjustments  Pro Forma
                                             ---------- -----------  ----------
Net sales...................................    $865       $--       $      865
Costs and expenses
  Cost of goods sold........................     455          3 (a)         458
  Cost of goods sold--transactions with
   Baxter...................................      11        --               11
  Marketing and administrative expenses.....     187         25 (b)         212
  Marketing and administrative expenses--
   transactions with Baxter.................      35        --               35
  Research and development expenses.........      40        --               40
  Research and development expenses--
   transactions with Baxter.................      16        --               16
  Interest, net.............................     --          29 (c)          29
  Goodwill amortization.....................      34        --               34
  Other income..............................      (6)       --               (6)
                                                ----       ----      ----------
Total costs and expenses....................     772         57             829
                                                ----       ----      ----------
Income (loss) before income taxes...........      93        (57)             36
Income tax expense (benefit)................      31        (16)(d)          15
                                                ----       ----      ----------
Net income (loss)...........................    $ 62       $(41)     $       21
                                                ====       ====      ==========
Share information
  Shares to be issued (e)...................                         48,618,206
                                                                     ==========
  Net income per share (e)..................                         $     0.43
                                                                     ==========

Pro Forma Adjustments

(a) To reflect estimated incremental costs resulting from new or revised distribution agreements with Baxter in certain foreign locations subsequent to the distribution. While such distribution agreements are in the process of being finalized, based on an analysis of the current intercompany charges, it is anticipated that the draft revised agreements will result in increased costs to Edwards Lifesciences on a stand-alone basis.

(b) To reflect estimated incremental costs associated with being an independent public company, including costs associated with corporate administrative services such as accounting, tax, treasury, risk management, insurance, legal, stockholder relations and human resources. The company's historical combined financial statements include all costs incurred by the parent company on behalf of the company. However, there will be incremental and continuing costs directly attributable to the planned spin-off, as there will be a loss of certain synergies and benefits of economies of scale that existed while Edwards Lifesciences was part of Baxter. Management estimated such incremental costs utilizing the parent company's historical headcount and cost analyses, and the company's organizational chart, which has been finalized. Management also utilized knowledge and expertise obtained from executing similar spin-off transactions in the past, and knowledge of the approximate headcount and cost structures of the company's competitor companies. The following is a summary of the estimated annual incremental costs by significant function (in millions):

     . Accounting, tax and legal............................................ $ 8
     . Insurance and risk management........................................   4
     . Human resources......................................................   7
     . Treasury, stockholder relations and other costs......................   6
                                                                             ---
         Total.............................................................. $25
                                                                             ===

(c) To reflect the estimated interest expense which would have been incurred by Edwards Lifesciences based on the incurrence of $[550] million of debt at a weighted-average interest rate of 5.3%. The company's debt facilities are not yet finalized. The weighted-average interest rate was estimated by management based on the assumed mix of debt balances by country, and the risk-free interest rate coupled with the company's anticipated credit spread in each applicable country. An increase or decrease of 0.125 points in the weighted average interest rate would result in an increase or decrease in interest expense of approximately $1 million.

(d) To reflect the estimated tax impact at statutory rates, for pro forma adjustments (a) through (c), as well as the estimated impact of different tax rates available to Edwards Lifesciences as a stand-alone company. It is anticipated that Edwards Lifesciences will have different tax rates as a stand-alone company due to the different tax and legal structures it will have as a stand-alone company subsequent to spin-off date.

(e) Pro forma net income per share is computed as if the [48,618,206] common shares of Edwards Lifesciences, estimated to be issuable in the distribution, based on an assumed exchange ratio of one to [six], had been outstanding for the periods presented.

                  Unaudited Pro Forma Combined Balance Sheet
            (in millions, except shares and per share information)

                                                      September 30, 1999
                                                 ------------------------------
                                                             Pro Forma    Pro
                                                 Historical Adjustments  Forma
                                                 ---------- -----------  ------
Current Assets
  Accounts receivable, net of allowances of $8
   million at September 30, 1999................   $  133      $--       $  133
  Other receivables.............................       27       --           27
  Inventories...................................      188       --          188
  Short-term deferred income taxes..............       14       --           14
  Prepaid expenses..............................       10       --           10
                                                   ------      ----      ------
    Total current assets........................      372       --          372
                                                   ------      ----      ------

Property, plant and equipment
  Property, plant and equipment.................      493       --          493
  Accumulated depreciation and amortization.....     (270)      --         (270)
                                                   ------      ----      ------
    Net property, plant and equipment...........      223       --          223
                                                   ------      ----      ------

Other assets
  Goodwill and other intangibles................      854       --          854
  Other.........................................       16       --           16
                                                   ------      ----      ------
    Total other assets..........................      870       --          870
                                                   ------      ----      ------
      Total assets..............................   $1,465      $--       $1,465
                                                   ======      ====      ======

Current liabilities
  Accounts payable and accrued liabilities......   $  151      $  2      $  153
                                                   ------      ----      ------
    Total current liabilities...................      151         2         153
                                                   ------      ----      ------
Long-term debt..................................      --        550 (a)     550
                                                   ------      ----      ------
Other non-current liabilities...................       52       --           52
                                                   ------      ----      ------

Stockholders' Equity
  Investment by and advances from Baxter
   International Inc............................    1,289      (550)(a)
                                                               (739)(b)     --
  Common stock, $1 par value, authorized
   [400,000,000] shares, outstanding
   [48,618,206] shares..........................      --         49 (b)      49
  Other equity..................................      --        688 (b)     688
  Accumulated other comprehensive income (loss).      (27)      --          (27)
                                                   ------      ----      ------
  Total liabilities and stockholders' equity....   $1,465      $--       $1,465
                                                   ======      ====      ======

Pro Forma Adjustments

(a) To record the planned incurrence of an estimated $[550] million of debt. This adjustment represents an estimate based on available information. The company's debt agreements are in the process of being finalized.

(b) To reflect the anticipated distribution of [48,618,206] shares of common stock at $1.00 par value share (at an assumed distribution ratio of one share of Edwards Lifesciences common stock for every [six] shares of Baxter common stock held on the record date) and the elimination of Baxter's equity investment effected by the anticipated distribution of all outstanding shares of Edwards Lifesciences stock to Baxter stockholders.

(c) To reflect the anticipated initial contribution of cash to hourly employees worldwide to be held in a special stock account under the Edwards Lifesciences Retirement Plan. See further discussion on pages 60 and 63.

    EDWARDS LIFESCIENCES MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                   CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis presents the factors that had a material effect on the results of operations of Edwards Lifesciences during the years ended December 31, 1998, 1997 and 1996, and during the nine-month periods ended September 30, 1999 and 1998. Also discussed is Edwards Lifesciences' financial position as of December 31, 1998 and 1997, and September 30, 1999. You should read this discussion in conjunction with the historical and unaudited pro forma combined financial statements and related notes to the financial statements included elsewhere in this information statement.

Overview

   Edwards Lifesciences provides a comprehensive line of products and services to treat late-stage cardiovascular disease. Edwards Lifesciences is the world's leader, and has been a pioneer in the development and commercialization of, tissue valves and repair products used to replace or repair a patient's diseased or defective heart valve. Edwards Lifesciences' sales are categorized in four main product areas: cardiac surgery, critical care, vascular, and perfusion products and services. See "Edwards Lifesciences' Product and Service Offerings" elsewhere in this information statement. In addition, Edwards Lifesciences also offers a diverse grouping of product lines comprised mostly of select distributed products that are sold in international markets, and miscellaneous pharmaceutical products. Edwards Lifesciences is headquartered in Irvine, California, and supplies its products and services to customers in more than 80 countries, both through direct sales and distributor relationships. Edwards Lifesciences' products are manufactured in locations throughout the world, including Brazil, the Dominican Republic, Japan, The Netherlands, Puerto Rico, Switzerland and the United States.

   Edwards Lifesciences' cardiac surgery portfolio is comprised of products relating to heart valve therapy, mechanical cardiac assist, and cannulae and cardioplegia products used during open heart surgery. In the critical care area, Edwards Lifesciences is a world leader in hemodynamic monitoring systems that are used to measure a patient's heart function in surgical and intensive care settings. Edwards Lifesciences' vascular product lines include a line of balloon-tipped, catheter-based products, surgical clips and inserts, angioscopy equipment and artificial implantable grafts, as well as an endovascular system that is used to treat less invasively life-threatening abdominal aortic aneurysms. In the perfusion products and services category, Edwards Lifesciences designs, develops, manufactures and markets a diverse line of disposable products used during cardiopulmonary bypass procedures, including oxygenators, blood containers, filters and related devices, as well as bypass equipment. Edwards Lifesciences also is the world's leading provider of perfusion services, employing more than 400 certified perfusionists who perform an aggregate of more than 50,000 perfusion cases for open heart surgery per year.

   Cardiovascular disease is the leading cause of death in the world. Edwards Lifesciences believes that there is a continual and growing need for the treatment of cardiovascular disease primarily due to the aging population, the progressive nature of the disease, and the continued economic development of countries around the world that allows for additional funds to be allocated for the treatment of chronic health conditions. Edwards Lifesciences' business strategy is to develop, manufacture and market products and services that result in improved therapeutic outcomes for patients with late-stage cardiovascular disease. Edwards Lifesciences plans to aggressively expand its leading product offerings and develop new products and therapies that improve the quality of patient care and reduce overall treatment costs.

   The health care marketplace continues to be competitive. There has been consolidation in Edwards Lifesciences' customer base and among its competitors, which has resulted in pricing and market share pressures. Edwards Lifesciences has experienced increases in its labor and material costs, which are primarily influenced by general inflationary trends. Competitive market conditions have minimized inflation's impact on the selling prices of Edwards Lifesciences' products and services. Management expects these trends to continue. Edwards Lifesciences will continue to manage these factors by capitalizing on its existing leading positions, developing new products and services through further commitment to internal research and development activities, investing capital and human resources to upgrade and expand facilities, leveraging its cost structure and pursuing acquisitions and strategic alliances.

Results of Operations

 Net Sales Trends

   The following is a summary of domestic and international net sales:

                                        Nine months
                                           ended        Year ended
                                       September 30,   December 31,
                                       -------------  ------------------ -------
                                        1999    1998  1998   1997   1996
                                       ------  ------ ----   ----   ----
                                          (Dollars in millions)
      United States...................   $380    $378 $508   $515   $456
        % increase/(decrease).........      1%          (1%)   13%
      International...................    292     261  357    364    381
        % increase/(decrease).........     12%          (2%)   (4%)
                                       ------  ------ ----   ----   ----
      Total net sales.................   $672    $639 $865   $879   $837
        % increase/(decrease).........      5%          (2%)    5%
                                       ======  ====== ====   ====   ====

   Fluctuations in net sales were primarily due to increases in sales of cardiac surgery products offset by a decline in perfusion product sales and perfusion service revenues as well as fluctuations in foreign currency exchange rates. The fluctuations in foreign currency exchange rates were primarily related to the movement of the U.S. dollar against the Euro and the Japanese Yen. Excluding the effects of foreign currency exchange rate fluctuations, Edwards Lifesciences' net sales worldwide increased 3% in the period ended September 30, 1999, increased 1% in the year ended December 31, 1998 and increased 9% in the year ended December 31, 1997.

   The impact of foreign currency exchange rate fluctuations on net sales is not necessarily indicative of the impact on net income due to the corresponding effect of foreign currency exchange rate fluctuations on operating costs and expenses and Edwards Lifesciences' hedging activities. For more information, see "Currency Risk" below.

   The following is a summary of net sales by product line:

                                              Nine months
                                                 ended         Year ended
                                             September 30,    December 31,
                                             --------------- ------------------
                                              1999     1998  1998   1997   1996
                                             ------   ------ ----   ----   ----
                                                (Dollars in millions)
      Cardiac surgery.......................   $230   $  202 $273   $247   $199
        % increase/(decrease)...............     14%           11%    24%
      Critical care.........................    176      161  221    227    241
        % increase/(decrease)...............      9%           (3%)   (6%)
      Vascular..............................     45       44   60     57     59
        % increase/(decrease)...............      2%            5%    (3%)
      Perfusion products and services.......    181      202  269    289    285
        % increase/(decrease)...............    (10%)          (7%)    1%
      Other.................................     40       30   42     59     53
        % increase/(decrease)...............     33%          (29%)   11%
                                             ------   ------ ----   ----   ----
      Total net sales.......................   $672   $  639 $865   $879   $837
        % increase/(decrease)...............      5%           (2%)    5%
                                             ======   ====== ====   ====   ====

 Cardiac Surgery

   Net sales of Cardiac Surgery products increased 13% in the period ended September 30, 1999, increased 13% in the year ended December 31, 1998, and increased 29% in the year ended December 31, 1997, excluding the impact of foreign currency exchange fluctuations.

   Increased demand for Edwards Lifesciences' heart valve therapy products is the primary reason for the growth in sales for all periods presented. Sales growth in 1997 also benefited from the acquisition of Research Medical, Inc., as discussed below. Management expects that its heart valve therapy products will continue to serve as the key driver of sales growth.

   In March 1997, Edwards Lifesciences acquired Research Medical, a leading manufacturer of cannulae and cardioplegia products used during open heart procedures. Edwards Lifesciences now offers more than 1,200 types of cannulae and accessories. The acquisition of Research Medical accounted for approximately half of the total sales growth of cardiac surgery products for the year ended December 31, 1997. For more information, see Note 3 to the "Combined Financial Statements."

 Critical Care

   Net sales of Critical Care products increased 6.3% in the period ended September 30, 1999, increased 2% in the year ended December 31, 1998, and decreased 1% in the year ended December 31, 1997, excluding the impact of foreign currency exchange rate fluctuations.

   The growth in 1999 was due primarily to an increased demand for disposable pressure monitoring devices and the recent European launch of the first anti-microbial central venous catheter. Although critical care products have been, and are expected to continue to be, significant contributors to Edwards Lifesciences' total sales, Edwards Lifesciences management believes that future sales growth could be impacted by global pricing pressures and potential reimbursement decreases in Japan.

 Vascular

   Net sales of Vascular products were flat in the period ended September 30, 1999, increased 7% in the year ended December 31, 1998, and increased 2% in the year ended December 31, 1997, excluding the impact of foreign currency exchange rate fluctuations.

   The sales growth in 1998 was due to new revenues generated from a third-party arrangement involving Edwards Lifesciences' proprietary PTFE (synthetic material) technology and an increase in sales of Edwards Lifesciences' Side Branch Occlusion System that was introduced in July 1997. The Side Branch Occlusion System is an innovative technology that helps vascular surgeons efficiently restore circulation in the saphenous vein (a critical vein within the blood circulatory system located in the legs) by effectively removing clots and other blockages within the vein itself.

   Edwards Lifesciences has made a significant commitment to the development of endovascular grafts which are used to treat potentially life-threatening abdominal aortic aneurysms (AAA) through a minimally invasive approach. In 1999, Edwards Lifesciences commercially launched its Lifepath AAA endovascular graft in Europe and Australia which is expected to add to future sales growth. Edwards Lifesciences is pursuing clinical trials in the United States and expects to obtain FDA regulatory approval within the next two years.

 Perfusion Products and Services

   Net sales of Perfusion products and services decreased 11% in the period ended September 30, 1999, decreased 6% in the year ended December 31, 1998, and increased 4% in the year ended December 31, 1997, excluding the impact of foreign currency exchange rate fluctuations.

   Management believes that the decrease in sales of perfusion products and services was due primarily to a continued slowing in the number of coronary artery bypass graft procedures on a worldwide basis as well as significant continuing pricing pressures. Management believes that the slowdown in the number of traditional coronary artery bypass graft procedures has been caused by increased acceptance of newer, less-invasive procedures such as coronary stenting, which often eliminates or defers the need for cardiac surgery. Additionally, there has been an increase in the number of heart surgeries performed "off-pump" (the surgery is performed on a beating heart without cardiopulmonary bypass) and this trend has reduced the need for perfusion services and the use of many traditional perfusion products manufactured and sold by Edwards Lifesciences. Also, perfusion products and services sales declined when Edwards Lifesciences ceased distributing certain perfusion products in the United States on behalf of Haemonetics, Inc. effective January 1, 1999. Net sales of product distributed on behalf of Haemonetics, Inc. were approximately $20 million for the year ended December 31, 1998.

 Other

   Other net sales increased 21% in the period ended September 30, 1999, decreased 26% in the year ended December 31, 1998, and increased 27% in the year ended December 31, 1997, excluding the impact of foreign currency exchange rate fluctuations. Other sales include a diverse grouping of product lines comprised primarily of select distributed products that are sold in international regions, and miscellaneous pharmaceutical products. This category of sales, which generally represents less than ten percent of Edwards Lifesciences' total sales, has fluctuated based on the timing of new distribution agreements or the termination of existing distribution agreements, foreign currency exchange rate fluctuations, and other factors and events.

 Gross Margin

                                         Nine months
                                            ended
                                        September 30,   Year ended December 31,
                                        -------------- -------------------------
                                          1999   1998     1998      1997   1996
                                        -------- ----- ---------- -------- -----
      Gross margin percentage..........  48.8%   46.9%   46.1%     47.3%   47.2%
        Increase/(decrease)............ 1.9 pts.       (1.2 pts.) 0.1 pts.

   The gross margin percentage increased 1.7 points in the period ended September 30, 1999, increased 1.7 points in the year ended December 31, 1998 and increased 1.1 points in the year ended December 31, 1997, excluding the impact of foreign currency exchange rate fluctuations. The increase in the gross margin percentage in the period ended September 30, 1999 and the year ended December 31, 1998 was due to increased sales of higher-margin cardiac surgery products offset by a reduction in sales of lower-margin perfusion products and services. The increase in the year ended December 31, 1997 was a result of price increases in sales of cardiac surgery products.

 Marketing and Administrative Expenses

                                         Nine months
                                            ended
                                        September 30,  Year ended December 31,
                                        -------------- -----------------------
                                          1999   1998    1998     1997   1996
                                        -------- ----- -------- -------- -----
                                                (Dollars in millions)
      Marketing & administrative
       expenses as a percentage of
       sales...........................  26.2%   25.7%  25.7%    24.0%   23.2%
        Increase....................... 0.5 pts.       1.7 pts. 0.8 pts.

   Marketing and administrative expenses increased as a percentage of sales in the period ended September 30, 1999 due principally to costs associated with increases in the number of dedicated sales representatives around the world focused on the sale of cardiac surgery products. For the year ended December 31, 1998 the impact of foreign currency exchange rate fluctuations increased marketing and administrative expenses as a percentage of sales by one point. The remaining increase was due to an increased investment in Edwards Lifesciences' direct United States field-sales force as a result of discontinuing sales of Research Medical products through outside distributors following the acquisition of Research Medical in March 1997. The increase in 1997 was driven by additional variable compensation expense related to sales of cardiac surgery products.

 Research and Development Expenses

                                                   Nine months
                                                      ended        Year ended
                                                  September 30,   December 31,
                                                  -------------- --------------
                                                   1999   1998   1998 1997 1996
                                                  ------ ------- ---- ---- ----
                                                      (Dollars in millions)
      Research and development expenses.......... $   38 $    40 $ 56 $ 53 $ 49
        % increase/(decrease)....................   (5%)           6%   8%
      Research and development expenses as a
       percentage of sales.......................   5.7%    6.3% 6.5% 6.0% 5.9%

   Research and development expenses presented above exclude the in-process research and development charge relating to the acquisition of Research Medical in 1997, which is discussed in more detail in Note 3 to the "Combined Financial Statements." As a percentage of sales, these expenses have remained relatively constant over the periods presented.

   Edwards Lifesciences is engaged in ongoing research and development to introduce clinically advanced new products, to maximize the effectiveness, ease of use, safety and reliability of its existing products and to expand the applications of its products as appropriate. Edwards Lifesciences has a strong commitment to bolster its research and development activities in the future with the goal of developing and commercializing new innovative products and therapies that enhance performance and patient quality of life and address cost-containment issues.

 Goodwill Amortization

   Goodwill amortization remained constant in the periods ended September 30, 1999 and December 31, 1998. Goodwill amortization increased 13% in the year ended December 31, 1997 as a result of Edwards Lifesciences' acquisition of Research Medical in March 1997. For more information, see Note 3 to the "Combined Financial Statements."

 Other Income and Expense

   Other income in 1998 principally consisted of $13 million in net insurance proceeds associated with hurricane damage at one of the company's manufacturing facilities, net of a $3 million loss associated with the impairment of a minority equity investment. Other income in 1996 consisted principally of an $18 million legal settlement related to a past patent infringement, net of losses associated with the impairment of certain minority equity investments.

 Income before Taxes

   As a result of the factors discussed above, excluding the charge for in-process research and development in 1997, income before taxes increased 21% in the nine-month period ended September 30, 1999, decreased 21% in the year ended December 31, 1998 and decreased 8% in the year ended December 31, 1997.

 Income Taxes

   The effective income tax rate for Edwards Lifesciences was approximately 27% in the nine-month period ended September 30, 1999, 33% in the year ended December 31, 1998, 32% in the year ended December 31, 1997 (excluding the 1997 charge for in-process research and development) and 31% for the year ended December 31, 1996. The reduction in the tax rate for the nine months ended September 30, 1999 was due primarily to more favorable tax grants in certain jurisdictions.

 Net Income

   Net income increased 32% in the nine months ended September 30, 1999, decreased 23% in the year ended December 31, 1998 and decreased 8% in the year ended December 31, 1997 (excluding the charge for in-process research and development in 1997). These changes are consistent with the changes in income before taxes and the changes in Edwards Lifesciences' effective income tax rate, each as discussed above.

Liquidity and Capital Resources

   Edwards Lifesciences management will assess Edwards Lifesciences' liquidity in terms of its overall ability to mobilize cash to support ongoing business levels and to fund its growth. Historically, Edwards Lifesciences has generated sufficient cash to satisfy its normal operating cash and capital requirements and is expected to continue to do so in the future.

   Cash flow provided by operations for the first nine months of 1999 decreased approximately 5% due primarily to higher inventory levels, partially offset by increased earnings and improved accounts receivable collections. Cash flows provided by operations for 1998 increased approximately 8% due primarily to improved accounts receivable collections, liability management, partially offset by lower earnings. In addition, included in cash flows provided from operations for 1998 was approximately $22 million in proceeds relating to the sale of certain trade receivables in Japan to an independent financial institution. An insignificant loss was recognized on the sale. The decrease in cash flow provided by operations of approximately 12% in 1997 was consistent with the decrease in earnings for the same period, with changes in accounts receivable collections and liability and other accounts management also impacting the operating cash flow results.

   Uses of cash for investing activities included the acquisition of property, plant and equipment and acquisitions. Capital expenditures have remained fairly constant for all periods presented. Acquisition spending in 1998 and 1997 related primarily to the acquisition of Research Medical. Net cash outflows for acquisitions in 1996 related principally to the acquisition of certain perfusion services businesses, especially PSICOR, Inc., as further discussed in Note 3 to the "Combined Financial Statements."

   As of the distribution date, Edwards Lifesciences expects to have revolving credit facilities in place amounting to a minimum of $[550] million which will be used to repay intercompany debt to Baxter, satisfy initial working capital requirements and fund distributions from Edwards Lifesciences' foreign operations to Baxter. Assuming a debt level of $[550] million, Edwards Lifesciences' debt as a percent of total capital would have been 43.5% at September 30, 1999.

   In addition to this short-term facility, Edwards Lifesciences management believes that it has sufficient cash flow from operations and financial flexibility to attract long-term capital to fund short-term and long-term growth objectives. However, no assurances can be given that such long-term capital will be available to Edwards Lifesciences on favorable terms or at all.

Euro Conversion

   On January 1, 1999, the European Economic and Monetary Union created and introduced the Euro, the official single eurocurrency for the eleven participating member countries. A transition period is currently in effect which began January 1, 1999, and will continue through December 31, 2001, during which period transactions will be executed in both the Euro and the member country's individual currencies. Effective January 1, 2002, Euro bank notes will be introduced and as of July 1, 2002, the Euro will be the sole legal tender of the European Economic and Monetary Union countries.

   Edwards Lifesciences has appointed a team of individuals to address all issues associated with the conversion to the Euro and expects to be prepared for such conversion as of the designated dates. At the time Edwards Lifesciences switches to using the Euro as the sole functional currency for the affected regions, Edwards Lifesciences will be required to make certain modifications that are primarily related to information systems. The costs associated with preparing for the conversion and continued use of the Euro will be expensed as incurred and are not expected to be material to Edwards Lifesciences' financial position, results of operations or cash flows. The ultimate impact on Edwards Lifesciences' business, including the impact on the competitive environment in which Edwards Lifesciences operates, is currently unknown.

New Accounting and Disclosure Standard

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all quarters of fiscal years beginning after June 15, 2000. This statement requires that all derivatives be recorded in the balance sheet as either assets or liabilities and be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Management is in the process of evaluating this standard and has not yet determined the future impact on Edwards Lifesciences' combined financial statements.

Currency Risk

   Edwards Lifesciences operates on a global basis and therefore is subject to the exposure resulting from foreign currency exchange rate fluctuations. This exposure arises from transactions denominated in foreign currencies, primarily from the translation of results of operations from outside the United States. Additionally, this exposure may change over time as the percentage of sales to various countries and the currency exchange rate in those countries fluctuate.

   For all periods presented, Edwards Lifesciences has been considered in Baxter's overall risk management strategy. As part of this strategy, Baxter managed its foreign currency exchange rate risk to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs. With respect to Edwards Lifesciences' currency risks, Baxter primarily utilized options to hedge these exposures.

   As a stand-alone company, Edwards Lifesciences' objective will be to manage its exposure to foreign currency fluctuations to minimize the earnings and cash flow volatility associated with foreign exchange rate changes. In order to reduce the risk of foreign currency exchange rate fluctuations, Edwards Lifesciences expects to establish a policy of hedging a substantial portion of its expected foreign currency denominated cash flow from operations. The instruments that Edwards Lifesciences expects to use for hedging will be readily marketable traded forward contracts and options with financial institutions. Edwards Lifesciences expects that the changes in fair value of such contracts will have a high correlation to the price changes in the related hedged cash flow. Edwards Lifesciences does not expect that the risk of transaction gains or losses from changes in the fair value of Edwards Lifesciences' foreign exchange position will be material because most transactions will occur in either the functional currency or in a currency that has a high correlation to the functional currency. The principal currencies that Edwards Lifesciences expects to hedge, which are the currencies of the markets that present the primary risk of loss to Edwards Lifesciences, are the Japanese Yen and the Euro. Any gains and losses on the hedge contracts are expected to offset changes in the value of the related exposures. Edwards Lifesciences expects to enter into foreign currency transactions only to the extent that foreign currency exposure exists. Edwards Lifesciences does not plan on entering into foreign currency transactions for speculative purposes. A sensitivity analysis of changes in the fair value of foreign currency exchange contracts outstanding at December 31, 1998 indicates that, if the U.S. dollar uniformly weakened by 10% against all currencies, the fair value of these contracts would decrease by $5 million.

                     EDWARDS LIFESCIENCES MANAGEMENT

Board of Directors

   Immediately after the distribution date, Edwards Lifesciences expects that the Edwards Lifesciences board of directors will consist of the individuals named in the table below. The Edwards Lifesciences board of directors will be divided into three classes. Each director will serve for a term expiring at the annual meeting of stockholders in the year indicated below. For more information see "Certain Anti-Takeover Effects of Provisions of Edwards Lifesciences' Certificate of Incorporation and Bylaws and of Delaware Law."

   Edwards Lifesciences will be managed under the direction of its board of directors. The Edwards Lifesciences board of directors will meet on a regular basis to review Edwards Lifesciences' operations, strategic and business plans, acquisitions and dispositions, and other significant developments affecting Edwards Lifesciences, and to act on matters requiring Edwards Lifesciences board approval. It will also hold special meetings when important matters require Edwards Lifesciences board action between scheduled meetings. Members of senior management will be invited to Edwards Lifesciences board meetings to discuss the progress of and future plans relating to their areas of responsibility.

 Name/Age             Term as Director                Background
 --------             ----------------                ----------
 Michael A. Mussallem Expires [      ] Mr. Mussallem will be the Chairman of
  Age 47                               the Board and Chief Executive Officer of
                                       Edwards Lifesciences. He first joined
                                       Baxter in 1979 and has been the Group
                                       Vice President of Baxter's
                                       CardioVascular business since 1994 and
                                       Group Vice President of Baxter's
                                       Biopharmaceutical business since 1998.

 Vernon R. Loucks Jr.  Expires [     ] Mr. Loucks served as a director of
  Age 65                               Baxter from 1975 through December 1999,
                                       including chairman of the Board since
                                       1987. He was Chief Executive Officer of
                                       Baxter from 1980 through 1998 and was
                                       first elected as an officer of Baxter in
                                       1975. Mr. Loucks is also a director of
                                       Affymetrix Inc., Anheuser-Busch
                                       Companies, Inc., Emerson Electric Co.,
                                       GeneSoft, Inc. and The Quaker Oats
                                       Company.

 Philip M. Neal        Expires [     ] Mr. Neal is President and Chief
  Age 59                               Executive Officer and a director of
                                       Avery Dennison Corporation, a multi-
                                       billion dollar Fortune 500 company that
                                       manufactures and markets a wide range of
                                       products for consumer and industrial
                                       markets, including Avery-brand office
                                       supplies and Fasson-brand self-adhesive
                                       materials. Mr. Neal joined Avery
                                       Dennison in 1974, served as President
                                       and Chief Operating Officer from 1990
                                       through April 1998, at which time he was
                                       elected CEO. Mr. Neal serves as a
                                       director of Independent Colleges of
                                       Southern California and the Los Angeles
                                       Area Chamber of Commerce, a trustee of
                                       Pomona College and a Member of the Board
                                       of Governors of Town Hall of California.

 David E.I. Pyott      Expires [     ] Mr. Pyott is President and Chief
  Age 46                               Executive Officer and a director of
                                       Allergan, Inc., a global health care
                                       company that provides eye care and
                                       specialty pharmaceutical products
                                       worldwide. Prior to joining Allergan in
                                       1998, he was a division president of
                                       Novartis AG, and before 1996 he held
                                       various positions with Sandoz
                                       International AG and Sandoz Nutrition
                                       Corporation. He is also a member of the
                                       board of directors of Avery Dennison
                                       Corporation and the California
                                       Healthcare Institute, serves on the
                                       Executive Board of the Pharmaceutical
                                       Research & Manufacturers of America and
                                       is on the Executive Council of the
                                       University of California-Irvine Graduate
                                       School of Management.

Committees of the Board of Directors

   To facilitate independent director review, and to make the most effective use of the directors' time and capabilities, the Edwards Lifesciences bylaws establish the committees described below. The Edwards Lifesciences board is permitted to establish other committees from time to time as it deems appropriate.

 The Audit and Public Policy Committee

   The Audit and Public Policy Committee will review the scope of the audit by the independent auditors, inquire into the effectiveness of Edwards Lifesciences' accounting and internal control functions, and recommend to the Edwards Lifesciences board any changes in the appointment of independent auditors which the committee may deem to be in the best interests of Edwards Lifesciences and its stockholders. The committee will also assist the Edwards Lifesciences board in establishing and monitoring compliance with the ethical standards of Edwards Lifesciences. The Audit and Public Policy Committee will also review the policies of Edwards Lifesciences to assure they are consistent with its social responsibility to employees, customers and society, including policies relating to health and safety and ethics. The committee will consist solely of directors who are independent of management. Members of this
committee are expected to be: [          ]

 The Compensation and Planning Committee

   The Compensation and Planning Committee will determine the compensation of officers and outside directors, other than the Chairman of the Board and Chief Executive Officer (which will be determined by the Edwards Lifesciences board), exercise the authority of the Edwards Lifesciences board concerning employee benefit plans and advise the Edwards Lifesciences board on other compensation and employee benefit matters. In addition, the committee will make recommendations to the Edwards Lifesciences board regarding candidates for election as directors of Edwards Lifesciences. The committee will also advise the board on board committee structure and membership and corporate governance matters. The committee will consist solely of directors who are independent of management. Members of this committee are expected to be:
[         ]

Compensation of Directors

   Cash compensation of non-employee directors will consist of a $20,000 annual retainer. Chairpersons of committees will receive an additional annual retainer of $5,000. Employee directors are not compensated separately for their board or committee activities.

   In addition, to align the directors' interests more closely with the interest of all of Edwards Lifesciences' stockholders, each non-employee
director will receive an additional annual retainer in the form of [    ]
options to purchase Edwards Lifesciences common stock. All non-employee directors, serving as such on the distribution date, will also receive a one-
time restricted common stock grant equal to [    ] shares of Edwards
Lifesciences common stock. The common stock will remain restricted until the first anniversary of their election to the Edwards Lifesciences board of directors when it will vest entirely, if they remain on the board on such anniversary date. Subsequent to the distribution date, each non-employee
director will receive [    ] options annually. [Terms of options to come]

Executive Officers

   Set forth below is information with respect to those individuals who Edwards Lifesciences expects to serve as executive officers of Edwards Lifesciences immediately following the distribution. Those individuals named below who are currently officers or employees of Baxter will resign from all positions with Baxter prior to or as of the distribution date.

   Michael A. Mussallem, age 47. Mr. Mussallem will be the Chairman of the Board and Chief Executive Officer of Edwards Lifesciences. Mr. Mussallem joined Baxter in 1979 and has been the Group Vice President of Baxter's CardioVascular business since 1994 and Group Vice President of Baxter's Biopharmaceutical business since 1998. During his tenure at Baxter, Mr. Mussallem has held a variety positions with increased responsibility in engineering, product development and senior management. He was appointed General Manager of Access Products in 1984, Vice President and General Manager of Pharmaceuticals in 1986, President of the

Perfusion Products business in 1988 and President of the Critical Care business in 1993. In 1994, Mr. Mussallem was named Group Vice President for Baxter's Surgical Group. From 1996 until 1998, he was the Chairman of Baxter's Asia Pacific Board overseeing Baxter operations throughout Asia. Mr. Mussallem received his Bachelor of Science degree in chemical engineering from Rose-Hulman Institute of Technology and was conferred an honorary doctorate by his alma mater in 1999.

   Stuart L. Foster, age 49. Mr. Foster will be the Corporate Vice President, Global Operations of Edwards Lifesciences. Mr. Foster joined Baxter's CardioVascular Group in 1994 as President of the Vascular business, and continues to hold that position today. In 1997, his responsibilities increased to include global oversight responsibilities for the Critical Care business. He is also currently responsible for all international operations of the CardioVascular business and leads the CardioVascular business' Technology Innovation Team. Prior to joining Baxter, Mr. Foster was Chief Executive Officer and President of Intramed Laboratories, which was acquired by Baxter in 1994. Prior to that, he was an executive with SensorMedics Corporation, a medical device company that he co-founded. Mr. Foster received his Bachelor of Science degree in biomedical engineering from Rensselaer Polytechnic Institute and earned his masters degree from the University of Southern California.

   Anita B. Bessler, age 52. Ms. Bessler will be the Corporate Vice President, Cardiac Surgery of Edwards Lifesciences. Ms. Bessler joined Baxter in 1988 as Vice President and General Manger of Sales and Marketing for Baxter's Hyland division. Prior to her tenure with Baxter, from 1986 until 1988 she was Senior Executive Vice President with the USV/Armour Pharmaceutical Division of Rhone Poulenc Rohrer. From 1976 until 1986, Ms. Bessler held senior management positions with Revlon's Healthcare Group. She is a member of the External Advisory Board of the Department of Biomedical Engineering of the Cleveland Clinic Research Institute. She is a graduate of Indiana University, where she earned a Bachelor of Science degree in marketing and economics.

   Bruce J. Bentcover, age 45. Mr. Bentcover will be the Corporate Vice President and Chief Financial Officer of Edwards Lifesciences. Mr. Bentcover joined Edwards Lifesciences in January 2000. From 1997 through 1998 Mr. Bentcover was Chief Operating and Financial Officer of the Women's Healthcare Management Group, a private physician practice management company that he co-founded. Prior to that he was Senior Vice President and Chief Financial Officer of Resort Condominiums International; Vice President--Finance and Treasurer of Hallmark Cards Inc.; Vice President and Treasurer and then Vice President--Controller of Ecolab Inc. Mr. Bentcover earned his Bachelor of Arts degree in political science from Eastern Illinois University and received his MBA from the University of Chicago.

   Richard L. Miller, age 51. Mr. Miller will be the Corporate Vice President, Critical Care of Edwards Lifesciences. Mr. Miller joined American Hospital Supply Corporation in 1971, which was later acquired by Baxter, as a sales representative for Scientific Products. Prior to his appointment as President of the Critical Care business in 1999, he was President of Baxter's Health Systems from 1994 through 1997 and President, Corporate Health Systems, from 1997 through 1998. During that time, Mr. Miller was a member of Baxter's North American Board and also led Baxter's North American Sales and Marketing Taskforce. Mr. Miller received a Bachelor of Arts in biology and chemistry from the University of Colorado and earned an MBA from Portland University. He also served in the United States Army Reserve from 1970 until 1976.

   Robert C. Reindl, age 45. Mr. Reindl will be the Corporate Vice President, Human Resources of Edwards Lifesciences. From 1993 through 1997, Mr. Reindl was Vice President of Baxter's Institute for Training and Development. In 1997, he became the Vice President, Human Resources, for Baxter's CardioVascular business. From 1987 until 1993, Mr. Reindl was a manager with Arthur Andersen & Co., where he consulted on a variety of human resource and organizational development issues, as well as designed training programs focusing on time management, communication, team building and interviewing. Prior to this, he was a communications instructor at Marietta College and Ohio University. Mr. Reindl earned his Bachelor of Science degree in communication from the University of Wisconsin-Stevens Point and his masters degree from Bowling Green State University in Ohio.

   John H. Kehl, Jr., age 46. Mr. Kehl will be the Corporate Vice President, Strategy & Business Development of Edwards Lifesciences. Mr. Kehl has held various positions of increasing responsibility at Baxter since joining its treasury department in 1975. In 1980, he was promoted to Manager of Investor Relations and Communications and in 1985, assumed responsibility for directing all aspects of Baxter's external communications. Mr. Kehl was appointed Vice President, Controller for Baxter's CardioVascular business in 1988 with responsibility for finance, information systems and business planning. He became Vice President of Business Development in 1995, a position he continues to hold today. In his current capacity, he leads all business development initiatives, including strategy development and acquisition and divestiture activities. Mr. Kehl has also served on Baxter's Japan Board that oversees all operations in Japan. He earned his Bachelor of Arts degree in business and economics from Loras College and received his MBA from Loyola University in Chicago.

               EDWARDS LIFESCIENCES EXECUTIVE COMPENSATION

1999 Compensation of Executive Officers

   The following table shows the 1999 compensation for services rendered by the Chairman of the Board and Chief Executive Officer of Edwards Lifesciences and the individuals who are expected to be the next four most highly compensated executive officers of Edwards Lifesciences (collectively, referred to as the "named executive officers") based on their 1999 Baxter compensation, if any. The compensation shown in this table was paid by Baxter or its subsidiaries for services rendered to Baxter and its subsidiaries. References to "restricted stock" and "stock options" mean restricted shares of Baxter common stock and options to purchase Baxter common stock. Amounts shown are for each individual in his or her last position with Baxter, and do not necessarily reflect the compensation which these five individuals will earn in their new capacities as executive officers of Edwards Lifesciences.

                          Summary Compensation Table

                                                                Long-Term Compensation
                                                      ------------------------------------------
                                Annual Compensation          Awards         Payouts
                               ---------------------- --------------------- -------
                                                      Restricted                        All
                                                        Stock    Securities  LTIP      Other
Name and Principal             Salary   Bonus  Other   Award(s)  Underlying Payouts Compensation
Position                  Year ($)(1)  ($)(1)  ($)(2)   ($)(3)   Options(4) ($)(5)     ($)(6)
------------------        ---- ------- ------- ------ ---------- ---------- ------- ------------
Michael A. Mussallem....  1999 410,000 310,000  --       -0-      118,900   [     ]    16,788
Chairman of the Board &
 Chief Executive Officer

Anita B. Bessler........  1999 237,442  96,000  --       -0-       50,800   [     ]     6,914
Group Vice President

Stuart L. Foster........  1999 236,231  96,000  --       -0-       50,800   [     ]     7,332
Group Vice President

Officer #4..............  1999

Officer #5..............  1999

--------
(1) Amounts shown include cash compensation earned by the named executive officers during 1999, including amounts deferred at the election of those officers. Bonuses are paid in the year following the year during which they are earned. The bonuses shown for the named executive officers are their target bonuses for 1999.
(2) As permitted by the SEC's rules, this column excludes perquisites and other personal benefits for the named executive officer if the total incremental cost in 1999 did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer for 1999.
(3) Based on the $[      ] closing price of Baxter common stock on December
    31, 1999, the number and value of the aggregate restricted stock holdings of the named executive officers on that date are as follows: Mr.
    Mussallem--15,918 shares $[      ]; Ms. Bessler--5,295 shares $[      ];
    Mr. Foster--3,800 shares $[      ]; Officer #4--[      ] shares $[      ];
    and Officer #5--[      ] shares $[      ]. No new grants of restricted
    stock were made during 1999. Dividends are payable on all outstanding shares of restricted stock held by all Baxter executives at the same rate and time and in the same form in which dividends are payable on all outstanding shares of Baxter common stock.

(4) No Stock Appreciation Rights (SARs) were granted by Baxter in 1999, and there are no outstanding SARs held by any employee or director of Edwards Lifesciences. The number of options granted in 1999 includes the options granted and exercised pursuant to Baxter's Shared Investment Plan, as described below in footnote 4, to the "Option Grants Table" on page 51.

(5) Amounts shown represent the market value of earned restricted stock which vested under Baxter's Long- Term Incentive Plan on December 31, 1999. The vested shares were earned as of December 31, 1998.

(6) Amounts shown represent matching contributions made under the Baxter International Inc. and Subsidiaries Incentive Investment Plan (Baxter Incentive Investment Plan), a tax-qualified section 401(k) profit sharing plan, additional matching contributions in Baxter's deferred compensation plan and the dollar value of split-dollar life insurance benefits. Those three amounts, expressed in the same order as identified above, for the named executive officers are as follows: Mr. Mussallem--$4,800, $11,988,
    and $[      ]; Ms. Bessler--$4,800, $2,114, and $[      ]; Mr. Foster--
    $4,800, $2,532, and $[      ]; Officer #4--$[      ], $[      ], and
    [      ]; and Officer #5--$[      ], $[      ], and [      ].

Stock Option Grants

   The following table contains information relating to the Baxter stock option grants made in 1999 to the named executive officers.

                              Option Grants Table
                       Option Grants in Last Fiscal Year

                                                                                   Potential Realizable Value at
                                                                                      Assumed Annual Rates of
                                                                                      Stock Price Appreciation
                                       Individual Grants                                  for Option Term
                          -------------------------------------------            ----------------------------------
                           Number of      Percent of
                          Securities    Total Options
                          Underlying      Granted to     Exercise or
                            Options      Employees in     Base Price  Expiration             5%           10%
          Name            Granted (#) Fiscal Year (%)(1) ($/Sh)(2)(3)    Date    0% ($) ($)(4)(5)(6)  ($)(4)(5)(6)
          ----            ----------- ------------------ ------------ ---------- ------ ------------ --------------
Mr. Mussallem...........      18,900         1.4           67.6875     2/13/09    -0-   $  2,083,835 $    3,318,159
                             100,000                       63.6250      5/3/99    -0-            --             --

Ms. Bessler.............      10,800          .6           67.6875     2/13/09    -0-   $  1,190,763 $    1,896,091
                              40,000                       63.6250      5/3/99    -0-            --             --

Mr. Foster..............      10,800          .6           67.6875     2/13/09    -0-   $  1,190,763 $    1,896,091
                              40,000                       63.6250      5/3/99    -0-            --             --

Officer #4..............

Officer #5..............

All Stockholders........         N/A         N/A               N/A         N/A

All Optionees...........   8,600,000         100           Various     Various    -0-   $948,199,923 $1,509,849,908

Optionee Gain as % of
 All Stockholders' Gain.         N/A         N/A               N/A         N/A

--------
(1) In 1999, Baxter granted options on approximately 8.6 million shares of Baxter common stock to approximately 3,700 employees at various exercise prices at different times during the year.
(2) The exercise prices shown for the named executive officers are the closing prices of Baxter common stock on the dates of the grants, which were February 15, 1999 and May 3, 1999.
(3) The options shown in this table as granted to the named executive officers at the exercise price of $67.6875 become exercisable three years from the date of grant. The exercise price of the options may be paid in cash or in shares of Baxter common stock. If specified corporate control changes occur, all outstanding options will become exercisable immediately. The options shown in this table as granted to the named executive officers at the exercise price of $63.6250 were granted on May 3, 1999 pursuant to Baxter's Shared Investment Plan. Under the Shared Investment Plan, the named executive officers and 139 other Baxter executives exercised a one day stock option to purchase a significant amount of Baxter common stock. The stock option exercises were financed through full-recourse, personal loans made by commercial banks. The loans are guaranteed by Baxter. More information on the Shared Investment Plan is contained in Baxter's proxy statement dated March [ ], 2000.

(4) Potential realizable values are calculated net of the option exercise price but before taxes associated with exercise. The assumed rates of stock price appreciation are set by rules of the SEC governing proxy statement disclosure and are not intended to forecast the future appreciation of Baxter common stock.
(5) The potential realizable values for all stockholders were calculated on
    the [      ] shares of Baxter stock outstanding on December 31, 1999. The potential realizable values were calculated assuming the stockholders purchased Baxter stock at $67.6875, the closing price on February 15, 1999. Because the Shared Investment Plan options were granted and exercised at the closing price of Baxter stock on May 3, 1999, there was no potential realizable value for the option term.
(6) The potential realizable values for all optionees were calculated based on the approximately [] million options that were granted to employees of Baxter at various exercise prices at different times during the year. The potential realizable values were calculated assuming that all of the options were granted at the $67.6875 exercise price.

Stock Option Exercises

   The following table contains information relating to the exercise of Baxter common stock options by the named executive officers in 1999, as well as the number and value of their unexercised Baxter common stock options as of December 31, 1999.

                Aggregated Option Exercises in Last Fiscal Year
                       and Fiscal Year-End Option Values

                                                              Number of Securities      Value of Unexercised
                                                             Underlying Unexercised         In-the-Money
                                                                   Options at                Options at
                                                             Fiscal Year-End (#)(2)    Fiscal Year End ($)(3)
                          Shares Acquired        Value      ------------------------- -------------------------
Name                     on Exercise (#)(1) Realized ($)(1) Exercisable Unexercisable Exercisable Unexercisable
----                     ------------------ --------------- ----------- ------------- ----------- -------------
Mr. Mussallem...........      111,018           575,601       143,449      79,900        [   ]        [   ]
Ms. Bessler.............       56,754           738,014        39,525      38,800        [   ]        [   ]
Mr. Foster..............       40,000               -0-        71,628      38,800        [   ]        [   ]
Officer #4..............
Officer #5..............

--------
(1) The number of shares shown in these columns include the options granted and exercised on May 3, 1999 pursuant to Baxter's Shared Investment Plan. See footnote (4) to the Option Grants Table on page 51. Because those options were granted and exercised at the closing price of Baxter common stock on May 3, 1999, there was no value realized upon the exercise of those options.
(2) The sum of the numbers under the Exercisable and Unexercisable columns of this table represents each named executive officer's total number of outstanding Baxter options.
(3) The dollar amounts shown under the Exercisable and Unexercisable columns of this table represent the number of exercisable and unexercisable Baxter options, respectively, which had an exercise price below the closing price of Baxter common stock on December 31, 1999, which was $[], multiplied by the difference between such closing price and the exercise price of the Baxter options.

Pension Plan and Excess Pension Plan

   The table on the following page shows estimated annual retirement benefits payable to participants under the Baxter International Inc. and Subsidiaries Pension Plan (Pension Plan) whose employment terminates at normal retirement age (age 65). The Pension Plan's normal retirement benefit equals (1) 1.75% of an employee's Final Average Pay multiplied by the employee's number of years of benefit service, as defined by the Pension Plan, minus (2) 1.75% of an employee's estimated primary social security benefit, multiplied by the employee's years of benefit service, as defined by the Pension Plan. An employee's Final Average Pay is equal to the average of an employee's five highest consecutive calendar years of earnings out of his or her last ten calendar years of earnings. In general, the earnings covered by the Pension Plan include salary, annual cash bonuses and other regular pay. The figures shown include benefits payable under the Pension Plan and Baxter's related defined benefit excess pension plan. The estimates assume that benefit payments begin at age 65 under a single life annuity form. The figures are net of the Social Security offset specified by the Pension Plan's benefit formula and therefore do not include Social Security benefits payable from the federal government. The estimated primary Social Security benefit used in the calculations is that payable for an individual attaining age 65 in 1999.

   Although age 65 is the normal retirement age under the Pension Plan, the Pension Plan has early retirement provisions based on a point system. Under the point system, each participant is awarded one point for each year of benefit service, as defined by the Pension Plan and one point for each year of age. Participants who terminate employment after accumulating at least 65 points, and who wait to begin receiving their Pension Plan benefits until they have 85 points, receive an unreduced Pension Plan benefit regardless of their actual age when they begin receiving their Pension Plan benefits.

                              Pension Plan Table

                                         Estimated Annual Retirement Benefits
                                                 Years of Pension Plan
      Final Average Pay(1)($)                     Participation(1)($)
      -----------------------           ---------------------------------------
                                          10      15      20      25      30
                                        ------- ------- ------- ------- -------
      100,000..........................  14,500  21,700  29,000  36,200  43,400
      200,000..........................  32,000  48,000  64,000  80,000  95,900
      300,000..........................  49,500  74,200  99,000 123,700 148,400
      400,000..........................  67,000 100,500 134,000 167,500 200,900
      500,000..........................  84,500 126,700 169,000 211,200 253,400
      600,000.......................... 102,000 153,000 204,000 255,000 305,900
      700,000.......................... 119,500 179,200 239,000 298,700 358,400
      800,000.......................... 137,000 205,500 274,000 342,500 410,900
      900,000.......................... 154,500 231,700 309,000 386,200 463,400

--------
(1) As of December 31, 1999, the named executive officers' years of benefit service and Final Average Pay for purposes of calculating annual retirement benefits payable under the Pension Plan are as follows:
    Mr. Mussallem--19 years and $544,908; Ms. Bessler--11 years and $269,068; Mr. Foster--9 years and $255,804; Officer #4--[ ] years and $[ ]; and Officer #5--[ ] years and $[ ].

Baxter Common Stock Held By Edwards Lifesciences Employees

   Baxter restricted common stock held by Edwards Lifesciences employees will be [treatment to be determined]. Edwards Lifesciences employees holding Baxter stock options will, as of the distribution date, be considered terminated and, as such, vesting and exercise will be in accordance with the terms and conditions of the outstanding grants.

Future Compensation of Executive Officers

   The compensation of Edwards Lifesciences' executive officers for periods beginning on and after the distribution date will be determined by the Edwards Lifesciences board of directors or its Compensation Committee.

 Compensation Philosophy For Executive Officers

   Edwards Lifesciences expects that its philosophy will be to provide compensation opportunities supporting Edwards Lifesciences' business objectives and values. Forms and levels of total compensation will be structured to be competitive when compared to other companies of similar focus and size. These companies are reported in surveys whose participants include many companies in the Fortune 500 as well as other companies with which

Edwards Lifesciences and its subsidiaries compete for executive talent. This philosophy is intended to assist Edwards Lifesciences in attracting, retaining and motivating executives with superior leadership and management abilities. Consistent with this philosophy, a total compensation structure will be determined for each officer, including Mr. Mussallem, consisting primarily of salary, cash bonus, stock options and benefits. The proportions of these elements of compensation will vary among the officers depending upon their levels of responsibility. The senior executive officers will receive a larger portion of their total compensation through performance-based incentive plans, which place a greater percentage of their compensation at risk while more closely aligning their interests with the interests of Edwards Lifesciences' stockholders.

   Edwards Lifesciences' philosophy with respect to the limitation on the tax-deductibility of executive compensation will be to maximize the benefit of tax laws for Edwards Lifesciences' stockholders by seeking performance-based exemptions which are consistent with Edwards Lifesciences' compensation policies and practices. Edwards Lifesciences will adopt performance goals for the officer cash bonus plan which are expected to satisfy the deductibility requirements with respect to any payments under those plans.

 Compensation Elements

   Salaries will be targeted each year at the median of salaries of executive officers in comparison companies. In addition, officer salaries will be based on the officer's individual performance. Bonuses are intended to provide executive officers with an opportunity to receive additional cash compensation but only if they earn it through Edwards Lifesciences' achievement of strong performance results as measured by key financial indicators. Each year, a bonus target will be established for each executive officer between the 50th and 75th percentile of the market data of comparison companies. After year-end results are calculated, each officer's bonus will be determined based on Edwards Lifesciences' performance against the key financial indicators established for the year. Achievement of the performance objectives will determine an officer's opportunity to earn bonus compensation either significantly above or below the bonus target.

   Stock options will be granted under Edwards Lifesciences' 2000 Incentive Compensation Program and such other stock option plans that may be established, as described below. They represent a vehicle for more closely aligning management's and stockholders' interests, specifically motivating executives to remain focused on the market value of Edwards Lifesciences Stock.

   The number of stock options granted to executive officers is expected to be market-based. The intent is to provide an opportunity to earn stock-based compensation at the 75th percentile compared to executives in comparison companies.

2000 Incentive Compensation Program

   Edwards Lifesciences expects to adopt the Edwards Lifesciences 2000 Incentive Compensation Program (Incentive Program). The Incentive Program is expected to be approved by Baxter as sole stockholder of Edwards Lifesciences prior to the distribution.

 General

   The Incentive Program is designed to promote success and enhance the value of Edwards Lifesciences by linking participants' interests more closely to those of Edwards Lifesciences stockholders and by providing participants with an incentive for excellence.

   The Incentive Program will be administered by the Compensation Committee of Edwards Lifesciences. The Compensation Committee must consist of two or more directors who qualify as non-employee directors under Rule 16b-3 of the Securities Exchange Act of 1934 and as outside directors under Section 162(m) of the Code. Incentives may consist of the following: (a) stock options; (b) stock appreciation rights; (c) restricted stock; (d) stock awards; (e) performance shares; and (f) other incentives, including cash. Incentives may be granted to any employee of Edwards Lifesciences (including directors of Edwards Lifesciences who are also employees of Edwards Lifesciences) selected from time to time by the Compensation Committee.

   The number of shares of Edwards Lifesciences common stock authorized for issuance (including conversion for outstanding awards) under the Incentive Program will not exceed [18.5]% of the outstanding shares of Edwards Lifesciences common stock as of the distribution date.

 Stock Options

   Under the Incentive Program, the Compensation Committee may grant non-qualified and incentive stock options to eligible employees to purchase shares of Edwards Lifesciences common stock from Edwards Lifesciences. The Incentive Program gives the Compensation Committee discretion, with respect to any such stock option, to determine the number and purchase price of the shares subject to the option, the term of each option and the time or times during its term when the option becomes exercisable, subject to the following limitations. No stock option may be granted with a purchase price below the fair market value of the shares subject to the option on the date of grant and the term may not exceed 10 years and one day from the date of grant. Except to the extent that the Compensation Committee determines that another value is more appropriate given the circumstances, the fair market value of shares on the date of a grant shall mean the closing sale price of Edwards Lifesciences common stock as reported on the New York Stock Exchange composite reporting tape. No person may receive, in any calendar year, stock options which, in the aggregate, represent more than [1,000,000] shares of Edwards Lifesciences common stock. The initial option grant to the named executive officers will be as follows:
Mr. Mussallem, [   ] shares; Ms. Bessler, [   ] shares; Mr. Foster, [   ]
shares; Officer #4, [   ] shares; and Officer #5, [   ] shares.

 Stock Appreciation Rights

   SARs may be granted by the Compensation Committee pursuant to the Incentive Program in such number and on such terms as the Compensation Committee may decide, provided that the term of an SAR may not exceed 10 years and one day from the date of grant. SARs may be granted together with or independently of any stock option. SARs may be paid in Edwards Lifesciences common stock or cash, as determined by the Compensation Committee. No person may receive, in any calendar year, SARs which, in the aggregate, represent more than [1,000,000] shares of Edwards Lifesciences common stock.

 Restricted Stock

   Restricted stock consists of the sale or transfer by Edwards Lifesciences to an eligible employee of one or more shares of Edwards Lifesciences common stock which are subject to restrictions on their sale or other transfer by the employee. The price, if any, at which restricted stock will be sold will be determined by the Compensation Committee, and it may vary from time-to-time and among employees and may require no payment or be less than the fair market value of the shares at the date of sale. All shares of restricted stock may be subject to the attainment of performance goals under Section 162(m) of the tax code and other restrictions as the Compensation Committee may determine. Subject to these restrictions and the other requirements of the Incentive Program, a participant receiving restricted stock will have the rights of a stockholder (including voting and dividend rights) as to those shares only to the extent the Compensation Committee designates such rights at the time of the grant. Not more than [500,000] shares of Edwards Lifesciences common stock may be issued in the form of restricted stock under the Incentive Program.

 Stock Awards

   Stock awards consist of the transfer by Edwards Lifesciences to an eligible employee of shares of Edwards Lifesciences common stock, without payment, as additional compensation for his or her services to Edwards Lifesciences or a subsidiary of Edwards Lifesciences. Stock awards are subject to the following limitations: No person subject to Section 16(a) of the Exchange Act (executive officers of Edwards Lifesciences) may receive a stock award, and no person eligible to receive a stock award may receive a stock award representing more than [50,000] shares of Edwards Lifesciences common stock in any calendar year.

 Performance Shares

   Performance shares consist of the grant by Edwards Lifesciences to an eligible employee of a contingent right to receive payment of shares of Edwards Lifesciences common stock. The performance shares will be paid in shares of Edwards Lifesciences common stock to the extent performance goals set forth in the grant are achieved. All grants of performance shares to a person subject to Section 16(a) of the Exchange Act (executive officers of Edwards Lifesciences) will be subject to the attainment of performance goals under Section 162(m) of the tax code. The number of shares granted and the performance goals will be determined by the Compensation Committee. No person may receive in any calendar year performance shares which, in the aggregate, represent more than [100,000] shares of Edwards Lifesciences common stock.

 Other Incentives

   Other incentives may consist of a payment in cash or stock by Edwards Lifesciences to an eligible employee as additional compensation for his or her services to Edwards Lifesciences or a subsidiary of Edwards Lifesciences. The form, amount and the terms and conditions of other incentives will be determined by the Compensation Committee.

 Section 162(m) Performance Goals

   Under the Incentive Program, grants of restricted stock, performance shares, and other incentives (as defined in the Incentive Program) may be subject to the attainment of performance goals under Section 162(m) of the tax code. The regulations under Section 162(m) require the performance goals related to grants under the Incentive Program to be approved separately by Edwards Lifesciences' stockholders. Performance goals for performance based grants may include, but are not limited to, stock price, sales, return on equity, cash flow, market share, earnings per share and/or costs.

 Non-Transferability of Incentives

   Unless otherwise determined by the Compensation Committee, no stock option, SAR, restricted stock, performance share or other incentive granted under the Incentive Program will be transferable by its holder, except in the event of the holder's death, by will or the laws of descent and distribution. During an employee's lifetime, an incentive may be exercised only by the employee or the employee's guardian or legal representative. The Compensation Committee may allow the limited transfer of an incentive to the immediate family of an employee to facilitate estate planning.

 Amendment of the Program

   Edwards Lifesciences' board of directors may amend or discontinue the Incentive Program at any time. However, no amendment or discontinuance may adversely affect an incentive previously granted. In addition, the board of directors may not amend the Incentive Program without approval of Edwards Lifesciences' stockholders to the extent such approval is required by law, agreement or any exchange on which Edwards Lifesciences common stock is traded.

 Acceleration of Incentives

   In the event of a change in control of Edwards Lifesciences (as specified in the Incentive Program), the restrictions on all outstanding shares of restricted stock will lapse immediately, all outstanding stock options and SARs will become exercisable immediately and all performance goals will be deemed to be met at target and payment made immediately.

 Other Edwards Lifesciences Stock Option Plans

   Edwards Lifesciences also expects to adopt one or more stock option plans to provide for the grant of non-statutory stock options to certain consultants, independent contractors and other persons who are not employees of Edwards Lifesciences and its subsidiaries.

Edwards Lifesciences Change of Control Plan

   Edwards Lifesciences expects to adopt the Edwards Lifesciences Change of Control Plan. Pursuant to agreements entered into under this plan, employees selected to participate (including each of the named executive officers) will be entitled to separation pay and benefits following a change of control in Edwards Lifesciences and the employee's subsequent termination of employment unless such termination is voluntary and unprovoked or results from death, disability, retirement or cause. The eligible termination must occur within 24 months of the change of control or the agreement is void. Mr. Mussallem will be permitted to terminate his employment voluntarily at any time during the thirteenth month following a change of control and collect the change of control separation pay and benefits. Each agreement will continue for three years from the distribution date and automatically extend for one year on each anniversary of the agreement, unless Edwards Lifesciences notifies the specific participant in writing that the agreement will not be renewed.

   Under this plan, the separation pay will equal either three years' annualized base salary and target cash bonus or two years' annualized base salary and target cash bonus (as determined by the Compensation Committee in its discretion depending on the employee's position). In addition, vesting of all outstanding equity grants will be accelerated upon a change of control and other terms and conditions will be governed by the provisions of the Edwards Lifesciences 2000 Incentive Compensation Program.

   In the event that any payments would be subject to an excise tax under the tax code, Edwards Lifesciences will pay an additional gross-up amount for any excise tax and federal, state and local income taxes, such that the net amount of the payments would be equal to the net payments after income taxes had the excise tax and resulting gross-up not been imposed.

Edwards Lifesciences Retirement Plan for United States Employees

   Edwards Lifesciences will adopt a tax-qualified defined contribution retirement plan (Edwards Lifesciences Retirement Plan) for its United States employees effective on the distribution date. This plan will include a section 401(k) deferred compensation account (401(k) account), a company matching contribution account, a performance account for Edwards Lifesciences' hourly manufacturing employees, an initial stock grant for Edwards Lifesciences' hourly employees and a transition account for each eligible employee, as described below.

   The defined contribution accounts for transferring employees under the Baxter Incentive Investment Plan will be transferred to the Edwards Lifesciences Retirement Plan. The Edwards Lifesciences Retirement Plan will establish a fund to hold the Baxter common stock currently held on behalf of Edwards Lifesciences employees in the Baxter Incentive Investment Plan. The Edwards Lifesciences Retirement Plan will allow participants to redirect the balances of their Edwards Lifesciences Retirement Plan accounts that are invested in the Baxter common stock fund but not allow participants to direct that their plan accounts make new investments in Baxter common stock within the Edwards Lifesciences Retirement Plan.

 401(k) Account and Company Matching Contribution Account

   Employees of Edwards Lifesciences will be eligible to contribute to the Edwards Lifesciences Retirement Plan on or after the distribution date. Participants may elect to contribute, on a before-tax basis, up to 15% of their annual eligible compensation as defined by the Edwards Lifesciences Retirement Plan to their 401(k) accounts. Edwards Lifesciences will match the first 3% (from 1-3%) of the participant's annual eligible compensation contributed to the plan on a dollar for dollar basis. Edwards Lifesciences will match the next 2% (from 4-5%) of the participant's annual eligible compensation to the plan on a 50% basis.

 Performance Account

   Subject to the terms of the Edwards Lifesciences Retirement Plan, hourly manufacturing employees of Edwards Lifesciences will be eligible to receive contributions to their performance accounts under such plan. Edwards Lifesciences will make discretionary contributions to each performance account in an amount equal to a target of 3% of the participant's annual eligible compensation based on achievement of certain performance measures. Contributions will be made quarterly, in cash, and will be invested according to each employee's current 401(k) account investment elections if the employee is a participant in the 401(k); otherwise the contributions will be invested in the Edwards Lifesciences Common Stock Fund. Such contribution will be immediately vested, and participants may elect to re-invest them in any of the other funds within the Retirement Plan.

 Initial Stock Grant Account

   Edwards Lifesciences will be awarding each hourly manufacturing employee a cash contribution to be held in a special account under the Edwards Lifesciences Retirement Plan. Such contributions will be immediately invested in approximately [50] shares of Edwards Lifesciences common stock. The grant will be immediately vested, but the shares will not be available for loan or withdrawals, and the special stock account may not be reallocated to other funds within the 401(k) account until a participant reaches age 59.

 Transition Account

   Edwards Lifesciences has determined that it will facilitate the transition of certain longer service employees from the Baxter Pension Plan to the Edwards Lifesciences Retirement Plan by offering some additional benefits to employees who meet specific age and service criteria. Contributions to a transition account under the Edwards Lifesciences Retirement Plan will be made to five groups of salaried non-exempt and hourly manufacturing employees. These contributions will be made in cash, and will be invested according to each employee's current 401(k) account investment elections if the employee is a participant in the 401(k); otherwise the contributions will be invested in the Edwards Lifesciences Common Stock Fund. They will be immediately vested, and participants may elect to re-invest them in any of the other funds within the Retirement Plan. Annual contributions will be made for eligible participants until the earlier of when such participant terminates employment or reaches age 65.

   Employees with 75 or more "points" (as determined under the terms of the Baxter Pension Plan explained on page 56) as of the distribution date will receive transition contributions equal to 5% of the participant's eligible compensation.

   Employees with 70-74 "points" as of the distribution date will receive transition contributions equal to 3% of the participant's eligible compensation.

   Employees with 65-69 "points" as of the distribution date will receive transition contributions equal to 2.5% of the participant's eligible compensation.

   Employees with 60-64 "points" and at least 10 years of "benefit service" (as determined under the terms of the Baxter Pension Plan explained on page
56) as of the distribution date will receive transition contributions equal to 1% of the participant's eligible compensation.

   Employees with 55-59 "points" and at least 10 years of "benefit service" (as determined under the terms of the Baxter Pension Plan explained on page
56) as of the distribution date will receive transition contributions equal to one-half of 1% of the participant's eligible compensation.

 Edwards Lifesciences Non-Qualified Plan

   Federal income tax laws limit the amount Edwards Lifesciences may contribute to the accounts of certain highly compensated participants under the Edwards Lifesciences Retirement Plan. Federal income tax laws also limit the amount participants may contribute to their accounts under the Edwards Lifesciences Retirement Plan. Edwards Lifesciences will adopt an unfunded non-qualified excess plan (Edwards Lifesciences Excess Plan) that will credit participants affected by the limits with the amount of their contributions that the participants would have contributed or that Edwards Lifesciences would have contributed on their behalf to the Edwards Lifesciences Retirement Plan but for such limits.

 Baxter Pension Plan

   Eligible Edwards Lifesciences employees (transferring employees) will continue to participate for purposes of benefit accruals in the Baxter Pension Plan through the distribution date. All benefit accruals for Edwards Lifesciences United States employees in the Baxter Pension Plan cease as of the distribution date and all such employees will be fully vested in their accrued benefits under the Pension Plan as of such date. Edwards Lifesciences' United States employees with vested accrued benefits in the Pension Plan will have those benefits maintained by the Pension Plan until they are eligible or required to receive them according to the terms of the Plan.

Employee Stock Purchase Plan for United States Employees

   Edwards Lifesciences will adopt an employee stock purchase plan for its United States employees, as described in Section 423 of the tax code. All active employees of Edwards Lifesciences and its United States subsidiaries will be eligible to participate in the Plan. The employee stock purchase plan will make available shares of Edwards Lifesciences common stock for purchase by eligible employees through payroll deductions at a maximum rate of 12% of eligible compensation. The purchase price per share will be equal to the lesser of 85% of the fair market value of Edwards Lifesciences common stock on the effective date of subscription or 85% of the fair market value of Edwards Lifesciences common stock on the date of purchase. Purchases will be made quarterly. [400,000] shares will be reserved for issuance under this Plan.

Transition Options for Salaried Exempt Employees

   Edwards Lifesciences has determined that it will facilitate the transition of certain longer service salaried exempt employees out of the Baxter Pension Plan by offering additional stock options to salaried exempt employees who meet specific age and service criteria. Transition stock options will be provided to five groups of salaried exempt employees. Eligible employees will receive an annual grant as described below, until the earlier of when the employee reaches age 65 or terminates employment. The options will have a ten year term with three year vesting.

   Employees with 75 or more "points" (as determined under the terms of the Pension Plan explained on page 52) as of the distribution date will receive an annual transition option grant equal in value to 8% of the participant's eligible compensation (based on a Black Scholes valuation of the options as of the distribution date).

   Employees with 70-74 "points" as of the distribution date will receive an annual transition option grant equal in value to 6% of the participant's eligible compensation.

   Employees with 65-69 "points" as of the distribution date will receive an annual transition option grant equal in value to 5.5% of the participant's eligible compensation.

   Employees with 60-64 "points" and at least 10 years of "benefit service" (as determined under the terms of the Pension Plan explained on page 56) as of the distribution date will receive an annual transition option grant equal in value to 4% of the participant's eligible compensation.

   Employees with 55-59 "points" and at least 10 years of "benefit service" (as determined under the terms of the Pension Plan explained on page 56) as of the distribution date will receive an annual transition option grant equal in value to 3.5% of the participant's eligible compensation.

Initial Stock Option Grant For Salaried Employees Worldwide

   Edwards Lifesciences will be awarding each salaried exempt and each salaried non-exempt employee [250] Edwards Lifesciences stock options. This is a one-time stock option grant. The options will have a ten year term and three year vesting.

Employee Stock Purchase Plan for Employees Outside the United States

   Employees outside the United States are also eligible to participate in an Employee Stock Purchase Plan. The terms of that plan mirror the stock plan available to United States employees.

Initial Stock Grant for Hourly Employees Outside the United States

   As noted above, hourly employees within the United States will receive a one-time initial cash contribution which will be allocated to each employee's 401(k) account and immediately invested in approximately [50] shares of Edwards Lifesciences common stock. Hourly employees outside the United States will also receive an identical contribution. Whether those shares can be allocated to the local retirement plan for those employees will be determined on a country-by-country basis.

Other Retirement Plans for Employees Outside the United States

   Various other retirement plans will be offered to Edwards Lifesciences employees outside the United States according to the terms of local law and as supplemented by Edwards Lifesciences.

                SECURITY OWNERSHIP OF EDWARDS LIFESCIENCES

   The following table sets forth the beneficial ownership of Edwards Lifesciences common stock immediately following the distribution date based on an assumed exchange ratio of [six] to one by each of Edwards Lifesciences' directors, its Chief Executive Officer and the executive officers who are expected to be Edwards Lifesciences' four most highly compensated executive officers in 2000 and all directors and executive officers as a group, based upon information available to Baxter concerning ownership of shares of Baxter common stock on October 31, 1999. The mailing address of each of these individuals is c/o Edwards Lifesciences Corporation, 17221 Red Hill Avenue, Irvine, California 92614. Except as otherwise noted, each individual has sole investment and voting power with respect to the shares listed.

                                                  Number of Shares
                                                  Projected to be   % of Shares
      Name                                       Beneficially Owned Outstanding
      ----                                       ------------------ -----------
      Michael A. Mussallem......................      [48,066](1)
      Vernon R. Loucks Jr.......................     [127,953](2)
      Philip M. Neal............................      [      ]
      David E.I. Pyott..........................      [      ]
      Director..................................
      Director..................................
      Director..................................
      Anita B. Bessler..........................      [16,024]
      Stuart L. Foster..........................      [19,928]
      Executive Officer.........................
      Executive Officer.........................
      All directors and executive officers as a
       group
       ( [   ] persons).........................

--------
(1) Includes shares held in joint tenancy with spouse over which the named individual shares voting or investment power as follows: Mr. Mussallem [3,963].
(2) Includes [625] shares not held directly by Mr. Loucks but held by his spouse.

   Based on information available to Baxter concerning the ownership of shares of Baxter common stock at December 1, 1999, no person is projected to own beneficially more than 5% of the outstanding Edwards Lifesciences common stock immediately following the distribution date.

            DESCRIPTION OF EDWARDS LIFESCIENCES CAPITAL STOCK

Authorized Capital Stock

   The authorized capital stock of Edwards Lifesciences will consist of 400,000,000 shares of common stock, par value $1.00 per share, and 50,000,000 shares of preferred stock, par value $.01 per share. Baxter will not issue any shares of Edwards Lifesciences preferred stock in connection with the distribution. Based on the number of shares of Baxter common stock outstanding as of September 30, 1999, Baxter will issue up to approximately [48,618,000] shares of Edwards Lifesciences common stock to Baxter stockholders in the distribution. All of the shares of Edwards Lifesciences common stock issued in the distribution will be validly issued, fully paid and non-assessable. The following is a summary description of the capital stock of Edwards Lifesciences. For more complete information, you should read the proposed forms of the amended and restated certificate of incorporation and amended and restated bylaws of Edwards Lifesciences that are included as exhibits to the registration statement of which this information statement is a part.

Edwards Lifesciences Common Stock

   Edwards Lifesciences stockholders are entitled to one vote for each share of common stock held by that stockholder on all matters submitted to a vote of stockholders. A majority of the votes cast is required for all actions to be taken by stockholders, except for the election of directors which requires a plurality of the votes cast, and amendments of certain provisions of the certificate of incorporation and bylaws as described below under "Certain Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law--Certificate of Incorporation and Bylaws--Amendment of Certain Provisions of the Certificate of Incorporation and Bylaws."

   Edwards Lifesciences stockholders will not have cumulative voting rights in the election of directors. Edwards Lifesciences stockholders will not have any preemptive, subscription, redemption, sinking fund or conversion rights. Edwards Lifesciences stockholders are entitled to the dividends that may be declared by the Edwards Lifesciences board out of funds legally available for dividends, subject to preferences that may apply to holders of any outstanding shares of Edwards Lifesciences preferred stock. If there is a liquidation, dissolution or winding-up of Edwards Lifesciences, Edwards Lifesciences will distribute the assets that are legally available for distribution to stockholders ratably among the holders of Edwards Lifesciences common stock outstanding at that time, subject to prior distribution rights of creditors and to the preferential rights of any outstanding shares of Edwards Lifesciences preferred stock.

Edwards Lifesciences Preferred Stock

   Under the Edwards Lifesciences certificate of incorporation, the Edwards Lifesciences board is authorized to provide for the issuance of Edwards Lifesciences preferred stock, in one or more series. The Edwards Lifesciences board is authorized to determine the designations, voting powers, preferences and rights of any series of preferred stock, and any qualifications, limitations or restrictions of any series of preferred stock. The Edwards Lifesciences board expects to designate a series of preferred stock in connection with the proposed rights agreement described below.

Edwards Lifesciences Rights Agreement

   Prior to the distribution, Edwards Lifesciences expects that its board will adopt a rights agreement between Edwards Lifesciences and [ ], as rights agent. If adopted, the board will cause Edwards Lifesciences to issue one preferred share purchase right with each share of Edwards Lifesciences common stock issued at the close of business on the record date for the distribution. Each right will entitle the registered holder to purchase from Edwards Lifesciences one one-hundredth of a share of Series A Junior Participating Preferred Stock for $[ ], subject to the adjustments specified in the rights agreement. The terms of the rights will be set forth in the rights agreement. The description set forth below is intended as a summary of the rights and the rights agreement. For more complete information, you should read the form of rights agreement that is included as an exhibit to the registration statement of which this information statement is a part.

   The rights become exercisable upon the earliest to occur of:

  . 10 days after the first public announcement that any person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Edwards Lifesciences common stock, subject to certain exceptions (an "Acquiring Person"); and

  . 10 business days, unless delayed by the board, after the commencement by any person of a tender or exchange offer if, upon the consummation of the tender or exchange offer, that person would be the beneficial owner of 15% or more of the outstanding shares of Edwards Lifesciences common stock.

   The earliest of the dates specified in the preceding sentence is called the "Rights Distribution Date."

   Until the rights become exercisable, they will only be represented by the stock certificates for the Edwards Lifesciences common stock and will not trade independently, but only with the associated shares of Edwards Lifesciences common stock. If the rights become exercisable, separate certificates representing the rights will be distributed to holders and the rights will then trade independently from the Edwards Lifesciences common stock. Until a right is exercised, the holder of the right, as such, will have no rights as a stockholder of Edwards Lifesciences, including, without limitation, the right to vote or to receive dividends. Preferred shares purchasable upon exercise of the rights will not be redeemable. The rights are not exercisable until the Rights Distribution Date. The rights will expire ten years from the date of issuance, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by Edwards Lifesciences, as described below.

   Because of the nature of the dividend, liquidation and voting rights of the Series A preferred stock, the value of one one-hundredth interest in a share of Series A preferred stock purchasable upon exercise of each right should approximate the value of one share of Edwards Lifesciences common stock. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1 per share and an aggregate dividend of 100 times the dividend declared per share of Edwards Lifesciences common stock. If there is a liquidation of Edwards Lifesciences, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share. Each preferred share will have 100 votes and will vote together with the Edwards Lifesciences common stock. Finally, if there is any merger, consolidation or other transaction in which shares of Edwards Lifesciences common stock are exchanged, each preferred share will be entitled to receive 100 times the amount received per share of Edwards Lifesciences common stock. Edwards Lifesciences will not issue fractional shares of preferred stock, other than fractions that are integral multiples of one one-hundredth of a share of preferred stock, which may, at Edwards Lifesciences election, be evidenced by depositary receipts. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise. The rights are protected by customary anti-dilution provisions.

   If any person or group of affiliated or associated persons becomes an Acquiring Person, as defined in the rights agreement, each holder of a right, other than rights beneficially owned by the Acquiring Person which will be voided, will have the right to receive upon exercise of the right the number of shares of Edwards Lifesciences common stock having a market value of two times the exercise price of the right. If Edwards Lifesciences is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group of affiliated or associated persons has become an Acquiring Person, each holder of a right will have the right to receive, upon the exercise of the right, the number of shares of common stock of the acquiring company that at the time of the transaction will have a market value of two times the exercise price of the right.

   At any time after any person or group of affiliates or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Edwards Lifesciences common stock, the Edwards Lifesciences board may exchange the rights, other than rights that have become void, in whole or in part, at an exchange ratio of one share of Edwards Lifesciences common stock, or one one-hundredth of a preferred share, or of a share of a class or series of Edwards Lifesciences preferred stock having equivalent rights, preferences and privileges, per right, subject to adjustment.

   In general, Edwards Lifesciences may redeem the rights in whole, but not in part, at a price of $.01 per right at any time until ten days following the first public announcement that a person or group of affiliated or associated persons has become an Acquiring Person. Immediately upon the board's authorization of a redemption, the rights will terminate and the only right of the holders of the rights will be to receive the redemption price.

   The terms of the rights may be amended by the Edwards Lifesciences board without the consent of the holders of the rights. However, from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, the Edwards Lifesciences board may not amend the terms of the rights in a manner adversely affecting the interests of the holders of the rights.

   The rights will have an anti-takeover effect because the rights will cause substantial dilution to a person or group that attempts to acquire Edwards Lifesciences on terms not approved by the Edwards Lifesciences board. The rights should not interfere with any merger or other business combination approved by the Edwards Lifesciences board because the rights may be redeemed by Edwards Lifesciences until the tenth day following the first public announcement that a person or group has become an Acquiring Person.

                       CERTAIN ANTI-TAKEOVER EFFECTS OF

   PROVISIONS OF EDWARDS LIFESCIENCES' CERTIFICATE OF INCORPORATION AND
                          BYLAWS AND OF DELAWARE LAW

Certificate of Incorporation and Bylaws

   Edwards Lifesciences' certificate of incorporation and bylaws contain provisions that could make it more difficult to acquire Edwards Lifesciences by means of a tender offer, proxy contest or otherwise. The description set forth below is intended as a summary only; for more complete information you should read the proposed forms of the certificate of incorporation and the bylaws that are included as exhibits to the registration statement, of which this information statement is a part.

 Classified Board of Directors

   Edwards Lifesciences' certificate of incorporation provides that the Edwards Lifesciences directors, other than those who may be elected by the holders of any series of preferred stock under specified circumstances, will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each class serving a staggered term. Immediately after the distribution, the Edwards Lifesciences board will consist of the persons referred to in "Management--Directors." The certificate of incorporation provides that the term of office of the first class will expire at the 2001 annual meeting of stockholders. The term of office of the second class will expire at the 2002 annual meeting of stockholders. The term of office of the third class will expire at the 2003 annual meeting of stockholders.

   The classification of directors will make it more difficult for stockholders to change the composition of the Edwards Lifesciences board. At least two annual meetings of stockholders, instead of one, will be required to change a majority of the Edwards Lifesciences board. Such a delay may help ensure that the Edwards Lifesciences board, if confronted by a stockholder's attempt to force a stock repurchase at a premium above market price, a proxy contest or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of the stockholders. However, the classification provisions could have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Edwards Lifesciences, even though such an attempt might be beneficial to Edwards Lifesciences and its stockholders. In addition, the classification of the Edwards Lifesciences board could increase the likelihood that incumbent directors will retain their positions. Finally, because the classification provisions may discourage accumulations of large blocks of Edwards Lifesciences' stock by purchasers whose objective is to take control of Edwards Lifesciences and remove a majority of the Edwards Lifesciences board, the classification of the Edwards

Lifesciences board could reduce the likelihood of fluctuations in the market price of Edwards Lifesciences common stock that might result from accumulations of large blocks. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Edwards Lifesciences common stock at a higher market price than they might otherwise obtain.

 Number of Directors; Filling Vacancies; Removal

   Edwards Lifesciences' certificate of incorporation provides that the Edwards Lifesciences board will fix the number of Edwards Lifesciences directors, subject to any rights of holders of Edwards Lifesciences preferred stock to elect additional directors under specific circumstances. In addition, the certificate of incorporation provides that any vacancy that results from an increase in the number of directors or for any other reason may be filled only by a majority of directors then in office, subject to any rights of holders of Edwards Lifesciences preferred stock. Accordingly, absent an amendment to the Edwards Lifesciences certificate of incorporation, the Edwards Lifesciences board could prevent a stockholder from increasing the size of the Edwards Lifesciences board and filling the newly created directorships with that stockholder's own nominees. Under Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause.

 No Stockholder Action by Written Consent; Special Meetings

   Edwards Lifesciences' certificate of incorporation prohibits stockholder action by written consent in lieu of a meeting. The bylaws provide that special meetings of the stockholders may be called only by the chairman of the board or the secretary or by resolution of the directors, and shall be called upon a request signed by a majority of the directors.

   The provisions of Edwards Lifesciences' certificate of incorporation prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called at the request of a majority of the board. These provisions would also prevent the holders of a majority of the voting power of the voting stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Edwards Lifesciences board by calling a special meeting of stockholders prior to the time a majority of the board believes such consideration to be appropriate.

 Advance Notice of Stockholder Nominations and Stockholder Proposals Required

   The Edwards Lifesciences bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders.

   The advance notice procedures provide that the only persons who are eligible for election as Edwards Lifesciences directors are those who are nominated by, or at the direction of, the Edwards Lifesciences board, or by a stockholder who has given timely written notice to the secretary prior to the meeting at which directors are to be elected. The advance notice procedures provide that at an annual meeting the only business that may be conducted is that which has been brought before the meeting by, or at the direction of, the Edwards Lifesciences board or by a stockholder who has given timely written notice to Edwards Lifesciences' secretary of that stockholder's intention to bring that business before the meeting. Under the advance notice procedures, for a stockholder to timely provide notice of any stockholder nominations at an annual meeting, Edwards Lifesciences must receive the notice not less than 75 days nor more than 100 days prior to the first anniversary of the previous year's annual meeting. However, if Edwards Lifesciences advances the date of any other annual meeting by more than 30 days from the anniversary date of the meeting, a stockholder must provide notice not later than the 10th day after Edwards Lifesciences mails or publicly announces the notice of the date of the annual meeting. Under the advance notice procedures, for a stockholder to timely provide notice of any stockholder nominations at a special meeting at which directors are to be elected, Edwards Lifesciences must receive the notice not less than 75 days nor more than 100 days prior to the special meeting or by the 10th day after Edwards Lifesciences publicly announces the date of the special meeting.

   A stockholder's notice to Edwards Lifesciences proposing to nominate a person for election as a director must contain certain information including, without limitation, the name and address of the nominating stockholder, the class and number of shares of stock of Edwards Lifesciences that are owned by that stockholder and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. A stockholder's notice to Edwards Lifesciences relating to other proposed business must contain certain information about the proposed business and about the proposing stockholder, including, without limitation, a brief description of the business, the reasons for conducting the business at the meeting, the name and address of the proposing stockholder, the class and number of shares of stock of Edwards Lifesciences beneficially owned by such stockholder and any material interest of that stockholder in the business so proposed. If the chairman of the board or other officer presiding at the meeting determines that a person was not nominated or other business was not properly brought before the meeting, that person will not be eligible for election as a director or that business will not be conducted at the meeting, as the case may be.

   The advance notice procedures regarding election of directors afford Edwards Lifesciences' board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Edwards Lifesciences board regarding other proposed business, provide a more orderly procedure for conducting annual meetings of stockholders. In addition, these advance notice procedures will provide the Edwards Lifesciences board with an opportunity to inform stockholders in advance of a meeting, to the extent deemed necessary or desirable by the Edwards Lifesciences board, of any business proposed to be conducted at the meeting and any board recommendation regarding the proposed business, so that stockholders can better decide whether to attend the meeting or to grant a proxy regarding the disposition of the proposed business.

   Although the bylaws do not give the Edwards Lifesciences board any power to approve or disapprove of stockholder nominations for the election of directors or other proposals, they may preclude a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. In addition, these procedures may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to Edwards Lifesciences and its stockholders.

 Amendment of Certain Provisions of the Certificate of Incorporation and Bylaws

   Under Delaware General Corporation Law, the stockholders have the right to adopt, amend or repeal the bylaws and, with the approval of the board of directors, the certificate of incorporation of a corporation. In addition, under Delaware General Corporation Law, if the certificate of incorporation so provides, the bylaws may be adopted, amended or repealed by the board of directors. Edwards Lifesciences' certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class, is required to amend provisions of the certificate of incorporation relating to:

  . the prohibition of stockholder action without a meeting;

  . the number, election and term of Edwards Lifesciences' directors;

  . super-majority voting requirements to amend the charter; and

  . the issuance of rights.

   The bylaws may be amended by the Edwards Lifesciences board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class. These super-majority voting requirements will have the effect of making more difficult any amendment by stockholders of the bylaws or of any of the provisions of the certificate of incorporation described above, even if a majority of Edwards Lifesciences' stockholders believe that an amendment would be in their best interests.

Delaware Law

 Anti-Takeover Legislation

   Section 203 of the Delaware General Corporation Law provides that, subject to the exceptions specified in that section, a corporation may not engage in any business combination with any interested stockholder for a three-year period following the time that such stockholder becomes an interested stockholder unless:

  . prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

  . at or subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

   Except as specified in Section 203 of the Delaware General Corporation Law, an "interested stockholder" is defined to include:

  . any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date; and

  . the affiliates and associates of any person described in the preceding clause.

   Under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. It is anticipated that the provisions of
Section 203 may encourage persons interested in acquiring Edwards Lifesciences to negotiate in advance with the Edwards Lifesciences board, since those persons could avoid the stockholder approval requirement if a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

 LIMITATION OF LIABILITY AND INDEMNIFICATION OF EDWARDS LIFESCIENCES DIRECTORS
                               AND OFFICERS

Limitation of Liability of Directors

   Edwards Lifesciences' certificate of incorporation provides that a director of Edwards Lifesciences will not be personally liable to Edwards Lifesciences or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to Edwards Lifesciences or its stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; or

  . for any transaction from which the director derived an improper personal benefit.

   While Edwards Lifesciences' certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate their duty of care. Accordingly, the certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of the certificate of incorporation described above apply to an officer of Edwards Lifesciences only if he or she is a director of Edwards Lifesciences and is acting in his or her capacity as director, and do not apply to officers of Edwards Lifesciences who are not directors.

Indemnification of Directors and Officers

   The Edwards Lifesciences certificate of incorporation provides that each person who is, or was, or has agreed to become a director or officer of Edwards Lifesciences, and each person who serves, or may have served, at the request of Edwards Lifesciences as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, will be indemnified by Edwards Lifesciences to the fullest extent permitted from time to time by Delaware law, as the same exists or may hereafter be amended. Directors and officers will not be indemnified with respect to an action commenced by such directors or officers against Edwards Lifesciences or by such directors or officers as a derivative action.

   The certificate of incorporation of Edwards Lifesciences provides that the right to indemnification and the payment of expenses conferred in the certificate of incorporation will not be exclusive of any other right which any person may have or may in the future acquire under any agreement, vote of stockholders, vote of disinterested directors or otherwise. The certificate of incorporation permits Edwards Lifesciences to maintain insurance on behalf of any person who is, or was, a director, officer, employee or agent of Edwards Lifesciences, or is serving at the request of Edwards Lifesciences as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Edwards Lifesciences would have the power to indemnify such person against that liability under the certificate of incorporation or Delaware law.

   Edwards Lifesciences intends to obtain directors and officers liability insurance providing coverage to its directors and officers.

        EDWARDS LIFESCIENCES' 2001 ANNUAL MEETING OF STOCKHOLDERS

   The Edwards Lifesciences bylaws provide that an annual meeting of stockholders will be held each year on a date specified by the Edwards Lifesciences board of directors. The first annual meeting of Edwards Lifesciences stockholders after the distribution is expected to be held on May [ ], 2001. In order to be considered for inclusion in Edwards Lifesciences' proxy materials for the 2001 annual stockholders meeting, any proposals by stockholders must be received at Edwards Lifesciences' principal executive offices at 17221 Red Hill Avenue, Irvine, California 92614, prior to [ ], 2000. Edwards Lifesciences anticipates commencing the mailing of proxies for the 2001 annual stockholders meeting on or about March [ ], 2001. In addition, stockholders at the Edwards Lifesciences 2001 annual meeting may consider stockholder proposals or nominations brought by a stockholder of record on the record date for the 2001 annual meeting, who is entitled to vote at such annual meeting and who has complied with the advance notice procedures established by the Edwards Lifesciences bylaws. A stockholder proposal or nomination intended to be brought before the Edwards Lifesciences 2001 annual meeting must be received by Edwards Lifesciences' secretary on or after [ ], 2001 and on or prior to [ ], 2001. See "Certain Anti-Takeover Effects of Provisions of Edwards Lifesciences' Certificate of Incorporation and Bylaws and of Delaware Law--Certificate of Incorporation and Bylaws."

                            ADDITIONAL INFORMATION

   We have filed with the SEC a registration statement, of which this information statement constitutes a part, under the Securities Exchange Act of 1934 with respect to the Edwards Lifesciences common stock being received by Baxter stockholders in the distribution. This information statement does not contain all of the information set forth in the registration statement. For further information with respect to our business and the common stock being received by Baxter stockholders in the distribution, please refer to the registration statement. While we have provided a summary of the material terms of the contents of certain contracts and other documents, the summary does not describe all of the details of the contracts and other documents. In each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, please refer to the registration statement. Each statement in this information statement regarding a contract or other document is qualified in all respects by such exhibit. You may read and copy all or any portion of the registration statement at the offices of the SEC at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, Washington, D.C. 20549 upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a Web site, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, such as Baxter and Edwards Lifesciences, that file electronically with the SEC. Upon completion of this offering, Edwards Lifesciences will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's Web site.

   Edwards Lifesciences intends to furnish its stockholders with annual reports containing consolidated financial statements (beginning with fiscal year 2000) audited by independent accountants.

   You should rely only on the information contained in this information statement and other documents referred to in this information statement. Baxter and Edwards Lifesciences have not authorized anyone to provide you with information that is different. This information statement is being furnished by Baxter solely to provide information to Baxter stockholders who will receive Edwards Lifesciences common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Baxter or Edwards Lifesciences. Baxter and Edwards Lifesciences believe that the information presented herein is accurate as of the date hereof. Changes will occur after the date hereof, and neither Baxter nor Edwards Lifesciences will update the information except to the extent required in the normal course of their respective public disclosure practices and as required pursuant to the federal securities laws.

                     EDWARDS LIFESCIENCES CORPORATION

              INDEX TO COMBINED FINANCIAL STATEMENTS AND SCHEDULE

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Combined Balance Sheets.................................................... F-3

Combined Statements of Income.............................................. F-4

Combined Statements of Cash Flows.......................................... F-5

Combined Statements of Equity and Comprehensive Income..................... F-6

Notes to Edwards Lifesciences Corporation Combined Financial Statements.... F-7

Schedule II--Valuation and Qualifying Accounts............................. S-1

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders of
Baxter International Inc.

   In our opinion, the combined financial statements listed on the accompanying index present fairly, in all material respects, the financial position of Edwards Lifesciences Corporation (the Company) at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Chicago, Illinois
December 8, 1999

                     EDWARDS LIFESCIENCES CORPORATION

                            COMBINED BALANCE SHEETS
                                 (in millions)

                                                                December 31,
                                                  September 30, --------------
                                                      1999       1998    1997
                                                  ------------- ------  ------
                                                   (unaudited)
Current assets
  Accounts receivable, net of allowances of $8
   million at September 30, 1999 and December 31,
   1998, and $6 million at December 31, 1997.....    $  133     $  141  $  165
  Other receivables..............................        27         28      24
  Inventories....................................       188        156     157
  Short-term deferred income taxes...............        14         14      10
  Prepaid expenses...............................        10         14      15
                                                     ------     ------  ------
    Total current assets.........................       372        353     371
                                                     ------     ------  ------
Property, plant and equipment
  Property, plant and equipment..................       493        480     448
  Accumulated depreciation and amortization......      (270)      (253)   (231)
                                                     ------     ------  ------
    Net property, plant and equipment............       223        227     217
                                                     ------     ------  ------
Other assets
  Goodwill and other intangibles.................       854        886     918
  Other..........................................        16         17      20
                                                     ------     ------  ------
    Total other assets...........................       870        903     938
                                                     ------     ------  ------
      Total assets...............................    $1,465     $1,483  $1,526
                                                     ======     ======  ======
Current liabilities
  Accounts payable and accrued liabilities.......       151        157     140
                                                     ------     ------  ------
    Total current liabilities....................       151        157     140
                                                     ------     ------  ------
Other noncurrent liabilities.....................        52         55      55
Contingencies and commitments....................
Equity...........................................     1,289      1,296   1,358
Accumulated other comprehensive income (loss)....       (27)       (25)    (27)
                                                     ------     ------  ------
      Total liabilities and equity...............    $1,465     $1,483  $1,526
                                                     ======     ======  ======


    The accompanying notes are an integral part of these combined financial statements.

                      EDWARDS LIFESCIENCES CORPORATION

                         COMBINED STATEMENTS OF INCOME
                                 (in millions)

                                                 Nine months
                                                    ended      Years ended
                                                September 30,  December 31,
                                                ------------- ----------------
                                                 1999   1998  1998  1997  1996
                                                ------ ------ ----  ----  ----
Net sales...................................... $  672 $  639 $865  $879  $837
Costs and expenses
  Cost of goods sold...........................    339    334  455   455   437
  Cost of goods sold--transactions with Baxter.      5      5   11     8     5
  Marketing and administrative expenses........    143    133  187   168   155
  Marketing and administrative expenses--
   transactions with Baxter....................     33     31   35    43    39
  Research and development expenses............     28     30   40    41    38
  Research and development expenses--
   transactions with Baxter....................     10     10   16    12    11
  In-process research and development..........    --     --   --    132   --
  Goodwill amortization........................     26     26   34    34    30
  Other expenses (income)......................      3    --    (6)    1    (5)
                                                ------ ------ ----  ----  ----
Total costs and expenses.......................    587    569  772   894   710
                                                ------ ------ ----  ----  ----
Income (loss) before income taxes..............     85     70   93   (15)  127
Income tax expense.............................     23     23   31    37    40
                                                ------ ------ ----  ----  ----
Net income (loss).............................. $   62 $   47 $ 62  $(52) $ 87
                                                ====== ====== ====  ====  ====



    The accompanying notes are an integral part of these combined financial statements.

                     EDWARDS LIFESCIENCES CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (in millions)

                                     Nine months    Years ended December 31,
                                        ended       ---------------------------
                                    September 30,     1998     1997      1996
                                    --------------  --------  -------- --------
                                     (unaudited)
                                        (Brackets denote cash outflows)
Cash flow provided from operations
  Net income (loss)...............  $   62  $   47  $     62  $   (52) $     87
  Adjustments
    Depreciation and amortization.      65      61        82       80        79
    In-process research and
     development..................      --      --        --      132        --
    Other.........................       2      11        14       (3)        2
  Changes in balance sheet items
    Accounts receivable...........       8       2         9       (6)      (15)
    Inventories...................     (22)     (5)       (1)      10        12
    Accounts payable and accrued
     liabilities..................      (6)    (11)        6        4         7
    Other.........................      (2)      8         4       (2)       13
                                    ------  ------  --------  -------  --------
  Cash flow provided by
   operations.....................     107     113       176      163       185
                                    ------  ------  --------  -------  --------
Investment transactions
  Capital expenditures............     (31)    (28)      (40)     (42)      (36)
  Acquisitions (net of cash
   received)......................      (7)    (12)      (12)     (16)     (119)
                                    ------  ------  --------  -------  --------
  Investment transactions, net....     (38)    (40)      (52)     (58)     (155)
                                    ------  ------  --------  -------  --------
Financing transactions
  Investments by and advances from
   (payments to) Baxter
   International Inc., net........     (69)    (73)     (124)    (105)      (30)
                                    ------  ------  --------  -------  --------
  Financing transactions, net.....     (69)    (73)     (124)    (105)      (30)
                                    ------  ------  --------  -------  --------
Change in cash and equivalents....      --      --        --       --        --
Cash and equivalents at beginning
 of period........................      --      --        --       --        --
                                    ------  ------  --------  -------  --------
Cash and equivalents at end of
 period...........................  $   --  $   --  $     --  $    --  $     --
                                    ======  ======  ========  =======  ========
Disclosure of noncash activity
  Acquisition of business with
   Baxter International Inc.
   common stock...................  $   --  $   --  $     --  $   223  $     --
                                    ======  ======  ========  =======  ========

    The accompanying notes are an integral part of these combined financial statements.

                     EDWARDS LIFESCIENCES CORPORATION

             COMBINED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
                                 (in millions)

                                                     Accumulated
                                                        Other
                                                    Comprehensive Comprehensive
                                            Equity  Income (Loss) Income (Loss)
                                            ------  ------------- -------------
Balance at December 31, 1995............... $1,235      $--
  Net income...............................     87                    $ 87
                                                                      ----
  Other comprehensive income (loss):
    Currency translation adjustments.......                             (9)
    Unrealized net gain on marketable
     security, net of tax of $1............                              1
                                                                      ----
      Other comprehensive income (loss)....               (8)           (8)
                                                                      ----
  Investments by and advances from
   (payments to) Baxter International Inc.,
   net.....................................    (30)
                                            ------      ----
Comprehensive income.......................                           $ 79
                                                                      ====
Balance at December 31, 1996...............  1,292        (8)
  Net loss.................................    (52)                   $(52)
                                                                      ----
  Other comprehensive income (loss):
    Currency translation adjustments.......                            (16)
    Unrealized net loss on marketable
     security, net of tax benefit of $2....                             (3)
                                                                      ----
      Other comprehensive income (loss)....              (19)          (19)
                                                                      ----
  Investments by and advances from
   (payments to) Baxter International Inc.,
   net:
    Cash...................................   (105)
    Acquisition of business with Baxter
     International Inc. common stock.......    223
                                            ------      ----
Comprehensive income (loss)................                           $(71)
                                                                      ====
Balance at December 31, 1997...............  1,358       (27)
  Net income...............................     62                    $ 62
                                                                      ----
  Other comprehensive income:
    Currency translation adjustments.......                            --
    Unrealized net gain on marketable
     security, net of tax of $1............                              2
                                                                      ----
      Other comprehensive income...........                2             2
                                                                      ----
  Investments by and advances from
   (payments to) Baxter International Inc.,
   net.....................................   (124)
                                            ------      ----
Comprehensive income.......................                           $ 64
                                                                      ====
Balance at December 31, 1998...............  1,296       (25)
  (Unaudited):
  Net income...............................     62                    $ 62
  Other comprehensive income (loss)........               (2)           (2)
  Investments by and advances from
   (payments to) Baxter International Inc.,
   net.....................................    (69)
                                            ------      ----          ----

Comprehensive income.......................                           $ 60
                                                                      ====
Balance at September 30, 1999.............. $1,289      $(27)
                                            ======      ====


    The accompanying notes are an integral part of these combined financial statements.

                     EDWARDS LIFESCIENCES CORPORATION

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

   On July 11, 1999, the board of directors of Baxter International Inc. (Baxter) approved a plan to spin off its CardioVascular business to Baxter stockholders. Management expects that shares of the new cardiovascular company, Edwards Lifesciences Corporation (Edwards Lifesciences or the company,) will be distributed to Baxter stockholders (the distribution) in the second quarter of 2000 and that the spin-off will be tax-free. The distribution will result in Edwards Lifesciences operating as an independent entity with publicly traded common stock.

   Edwards Lifesciences is a global leader in providing a comprehensive line of products and services to treat late-stage cardiovascular disease. Edwards Lifesciences' sales are categorized in four main product areas: (a) cardiac surgery, (b) critical care, (c) vascular and (d) perfusion products and services. In addition, Edwards Lifesciences also offers a diverse grouping of product lines comprised mostly of pharmaceuticals and selected distributed products. Edwards Lifesciences' cardiac surgery portfolio is comprised of products relating to heart valve therapy, mechanical cardiac assist, and cannulae and cardioplegia products used during open-heart surgery. The critical care product category primarily includes hemodynamic monitoring systems used to measure a patient's heart function in surgical and intensive care settings. The vascular product area includes balloon catheter-based products, surgical clips and inserts, angioscopy equipment, artificial implantable grafts, and an endovascular system used for less-invasive abdominal aortic aneurysms. The perfusion products and services area includes disposable products used during cardiopulmonary bypass procedures and contract perfusion services.

   Baxter will have no ownership interest in Edwards Lifesciences after the spin-off, but will continue to conduct business pursuant to various agreements, which are outlined in Note 7. However, unless released by third parties, Baxter will remain liable for certain lease and other obligations and liabilities that are transferred to and assumed by Edwards Lifesciences. Edwards Lifesciences will be obligated by the reorganization agreement to indemnify Baxter against liabilities related to those transferred obligations and liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the combined financial statements. These policies are in conformity with accounting principles generally accepted in the United States (GAAP) and have been applied consistently in all material respects. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and related disclosures. Actual results could differ from those estimates.

Basis of presentation

   The accompanying combined financial statements include those assets, liabilities, revenues and expenses directly attributable to the company's operations. All material intercompany balances have been eliminated. The combined financial statements include allocations of certain Baxter corporate assets, liabilities and expenses to Edwards Lifesciences. These amounts have been allocated to the company on the basis that is considered by management to reflect most fairly or reasonably the utilization of the services provided to or the benefit obtained by the company. Management believes the methods used to allocate these amounts are reasonable. However, the financial information included herein does not necessarily reflect what the financial position and results of operations of the company would have been had it operated as a stand-alone public entity during the periods covered, and may not be indicative of future operations or financial position. Estimated pretax incremental

                     EDWARDS LIFESCIENCES CORPORATION
selling, general and administrative costs associated with being an independent public company total approximately $25 million on an annual basis. The following is a summary of the estimated annual incremental costs by significant function (in millions):

     . Accounting, tax and legal                        $ 8
     . Insurance and risk management                      4
     . Human resources                                    7
     . Treasury, stockholder relations and other costs    6
                                                        ---
         Total                                          $25
                                                        ===

Unaudited interim financial statements

   In the opinion of management, the unaudited interim combined financial statements reflect all adjustments necessary for a fair presentation of the interim periods. All such adjustments are of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year.

Fiscal year of international operations

   Certain operations outside the United States and its territories are included in the combined financial statements on the basis of fiscal years ending November 30 in order to facilitate timely combination.

Foreign currency translation

   The results of operations for non-U.S. subsidiaries, other than those located in highly inflationary countries, are translated into U.S. dollars using the average exchange rates during the year, while assets and liabilities are translated using period-end rates. Resulting translation adjustments are recorded as currency translation adjustments within other comprehensive income. Where foreign affiliates operate in highly inflationary economies, non-monetary amounts are translated at historical exchange rates while monetary assets and liabilities are translated at the current rate with the related adjustments reflected in the combined statements of income.

Revenue recognition

   The company's practice is to recognize revenues from product sales as shipped and for services as performed. For certain products, the company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the company is notified that the inventory has been used by the customer.

Inventories

   Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value.

   Inventories consisted of the following:

                                                                       December
                                                                          31,
                                                         September 30, ---------
                                                             1999      1998 1997
                                                         ------------- ---- ----
                                                          (unaudited)
                                                              (in millions)
      Raw materials.....................................     $ 33      $ 33 $ 34
      Work in process...................................       37        36   33
      Finished products.................................      118        87   90
                                                             ----      ---- ----
        Total inventories...............................     $188      $156 $157
                                                             ====      ==== ====

   Reserves for excess and obsolete inventory were approximately $13 million at September 30, 1999, $10 million at December 31, 1998 and $13 million at December 31, 1997.

                     EDWARDS LIFESCIENCES CORPORATION

Property, plant and equipment

   Property, plant and equipment are stated at cost. Depreciation and amortization are principally calculated for financial reporting purposes on the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from three to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility leases or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes.

   Property, plant and equipment consisted of the following:

      as of December 31                                              1998  1997
      -----------------                                              ----  ----
                                                                        (in
                                                                     millions)
      Land.......................................................... $ 28  $ 20
      Buildings and leasehold improvements..........................   82    80
      Machinery and equipment.......................................  274   264
      Equipment with customers......................................   81    73
      Construction in progress......................................   15    11
                                                                     ----  ----
      Total property, plant and equipment, at cost..................  480   448
      Accumulated depreciation and amortization..................... (253) (231)
                                                                     ----  ----
      Net property, plant and equipment............................. $227  $217
                                                                     ====  ====

   Depreciation expense was $35 million in 1998, and $33 million in 1997 and 1996. Repairs and maintenance expense was $10 million in 1998 and $7 million in 1997 and 1996.

Goodwill and other intangible assets

   Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over estimated useful lives ranging from 15 to 40 years.

   Other intangible assets include purchased patents, trademarks and other identified rights and are amortized on a straight-line basis over their legal or estimated useful lives, whichever is shorter (generally not exceeding 17 years).

   Goodwill and other intangible assets are summarized as follows:

      as of December 31                                           1998    1997
      -----------------                                          ------  ------
                                                                 (in millions)
      Goodwill.................................................. $1,116  $1,107
      Accumulated amortization..................................   (337)   (303)
                                                                 ------  ------
      Net goodwill..............................................    779     804
                                                                 ------  ------
      Other intangibles.........................................    184     180
      Accumulated amortization..................................    (77)    (66)
                                                                 ------  ------
      Net other intangibles.....................................    107     114
                                                                 ------  ------
      Goodwill and other intangibles............................ $  886  $  918
                                                                 ======  ======

   Management reviews the carrying amounts of goodwill and other intangibles whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable. Management reviews the carrying amounts of goodwill and other intangibles whenever events and circumstances indicate that the carrying amounts of an asset may not be recoverable. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated declines in revenue or operating profit and adverse legal or regulatory developments. If it is determined that such indicators are present and the review indicates that the assets will not

                     EDWARDS LIFESCIENCES CORPORATION
be fully recoverable, based on undiscounted estimated cash flows over the remaining amortization periods, their carrying values are reduced to estimated fair market value. Estimated fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. For the purpose of identifying and measuring impairment, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. Based upon management's assessment of the future undiscounted operating cash flows of acquired businesses, the carrying values of goodwill and other intangibles at December 31, 1998, have not been impaired.

Income taxes

   Edwards Lifesciences' operations were historically included in Baxter's consolidated U.S. federal and state income tax returns and in the tax returns of certain Baxter foreign subsidiaries. The provision for income taxes has been determined as if Edwards Lifesciences had filed separate tax returns under its existing structure for the periods presented. Accordingly, the effective tax rate of Edwards Lifesciences in future years could vary from its historical effective rates depending on Edwards Lifesciences' future legal structure and tax elections. All income taxes are settled with Baxter on a current basis through the "Investments by and advances from (payments to) Baxter International Inc., net" account.

Derivatives

   For all periods presented, Edwards Lifesciences has been considered in Baxter's overall risk management strategy. Baxter's accounting policies with respect to derivatives are summarized below as they apply to Edwards Lifesciences.

   Gains and option premiums relating to qualifying foreign currency hedges of anticipated transactions are deferred and recognized in income as offsets of gains and losses resulting from the underlying hedged transactions. Gains relating to terminations of qualifying hedges are deferred and recognized in income at the same time as the underlying hedged transactions. In circumstances where the underlying anticipated transaction is no longer expected to occur, any remaining deferred amounts are recognized immediately in income. Foreign currency contracts not qualifying for hedge treatment are marked to market at each balance sheet date with resulting gains and losses recognized in earnings. Cash flows from derivatives are classified in the same category as the cash flows from the related hedged activity. Foreign currency financial instruments are used to hedge economic risks and are not used for trading purposes.

Investments by and Advances from (payments to) Baxter International Inc., net

   Investments by and advances from (payments to) Baxter International Inc., net includes common stock, additional paid-in capital and net intercompany balances with Edwards Lifesciences which will be contributed at the time of the spin-off.

Comprehensive income (loss)

   Comprehensive income (loss) encompasses all changes in equity other than those arising from transactions with stockholders, and consists of net income, currency translation adjustments and unrealized net gains and losses on marketable equity securities. The company does not provide for U.S. income taxes on foreign currency translation adjustments since it does not provide for such taxes on undistributed earnings of foreign subsidiaries. The net unrealized gain on a marketable security of $2 million for 1998 (net-of-tax) principally consisted of a reclassification adjustment for an impairment loss included in net income during the year.

Recent accounting pronouncement

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133) which was to be effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments--Deferral of the Effective Date of FASB Statement No. 133"

                     EDWARDS LIFESCIENCES CORPORATION

(Statement No. 137). Statement No. 137 deferred the effective date of Statement No. 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. Statement No. 133 requires that all derivatives be recorded in the balance sheet as either assets or liabilities and be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Management is in the process of evaluating this standard and has not yet determined the future impact on the company's financial statements.

3. ACQUISITIONS

   All acquisitions during the three years ended December 31, 1998 were accounted for under the purchase method. Results of operations of acquired companies are included in the company's results of operations as of the respective acquisition dates. The purchase price of each acquisition was allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. The excess of the purchase price over the fair values of the net tangible assets and liabilities and identifiable intangibles acquired was allocated to goodwill.

Research Medical, Inc.

   In March 1997, Edwards Lifesciences acquired Research Medical, Inc. (Research Medical), a manufacturer of specialized products used in open-heart surgery for approximately $239 million. Approximately $223 million of the purchase price was in the form of 4,801,711 shares of Baxter International Inc. common stock, issued from treasury. As further discussed below, $132 million of the purchase price was allocated to in-process research and development (IPR&D), and, under generally accepted accounting principles, immediately expensed. Approximately $40 million and $38 million of the purchase price was allocated to existing product technology and goodwill, respectively, and is being amortized on a straight-line basis over 14 years and 20 years, respectively.

 In-Process Research and Development

   The amount allocated to IPR&D was determined on the basis of independent appraisals using the income approach, which measures the value of an asset by the present value of its future economic benefits. Estimated cash flows for each project category were discounted to their present values at rates of return that incorporate the risk-free rate, the expected rate of inflation, and risks associated with the particular projects, including their stages of completion. Projected revenue and cost assumptions were determined considering the company's historical experience and industry trends and averages. No value was assigned to any IPR&D project unless it was probable of being further developed.

   Approximately $76 million of the total IPR&D charge pertained to minimally invasive surgical (MIS) procedures, with the remainder relating principally to heparin removal technology, autologous fibrin delivery kit and sealant technologies, retrograde reprofusion system technologies and ischemic limb reperfusion system technologies. The status of development, stage of completion, assumptions, nature and timing of remaining efforts for completion, risks and uncertainties, and other key factors varied by individual project. Discount rates on individual projects ranged from 14 percent to 20 percent, with a discount rate of 16 percent used for the MIS procedures project. Material net cash inflows for the most significant projects were forecasted to commence between 1998 and 2000. Assumed research and development expenditures prior to the various dates of product introductions totaled approximately $2 million.

   The products under development were at various stages of development, and substantial further research and development, pre-clinical testing and clinical trials would be required to determine their technical feasibility and commercial viability. Any delay in the development, introduction or marketing of the products under development could result either in such products being marketed at a time when their cost and performance characteristics would not be competitive in the marketplace or in a shortening of their commercial lives. If the

                     EDWARDS LIFESCIENCES CORPORATION
products are not completed on time, the expected returns on the investment could be significantly and unfavorably impacted.

   As part of the post-acquisition integration and research and development (R&D) rationalization process, management reassessed all of Research Medical's ongoing R&D projects. Based on these subsequent analyses of the costs versus potential future benefits of continuing the Research Medical projects, several of the R&D projects in-process at acquisition date were terminated in late 1997. Such projects related principally to heparin removal technology, autologous fibrin delivery kit and sealant technologies, retrograde reprofusion system technologies and ischemic limb reperfusion system technologies. The total IPR&D charge recorded at acquisition date relating to these projects subsequently terminated totaled approximately $56 million.

   With respect to the MIS procedures project, the expected timetable for net cash inflows has been significantly and unfavorably impacted by the effect of a significantly slower than anticipated transition from traditional surgical procedures to MIS procedures in the marketplace. While sales are currently being generated, the current and anticipated future level is significantly less than projected in the original timetable. In addition, the expected future R&D costs to be incurred to generate such future revenues are significantly more than anticipated at the time of acquisition. It is currently not clear whether originally projected sales are delayed or whether the originally anticipated levels will not be achieved.

 Acquisition reserves

   Approximately $14 million of reserves were established with respect to the acquisition of Research Medical. Of this total, approximately $1 million was reserved to eliminate 17 positions at Research Medical, principally in the sales and marketing and research and development functions, and approximately $13 million was established principally to terminate certain distribution contracts relating to the acquired company. The reserves were fully utilized as of December 31, 1998 and such utilization was in accordance with the original plans.

 Pro forma information (unaudited)

   Excluding the IPR&D charge, had the acquisition of Research Medical taken place on January 1 of 1997, combined net sales and net income would not have been materially different from the reported amounts and, therefore, pro forma information is not presented. Excluding the IPR&D charge, had the acquisition of Research Medical taken place on January 1 of 1996, the company's combined pro forma net sales and net income in 1996 would have been $876 million and $91 million, respectively.

 PSICOR, Inc.

   In January 1996, the company acquired PSICOR, Inc., a contract perfusion services company, for approximately $84 million. Approximately $68 million of the purchase price was allocated to goodwill and is being amortized on a straight-line basis over 15 years.

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

   Accounts payable and accrued liabilities consisted of the following:

      as of December 31                                               1998 1997
      -----------------                                               ---- ----
                                                                         (in
                                                                      millions)
      Accounts payable, principally trade............................ $ 44 $ 43
      Employee compensation and withholdings.........................   47   40
      Property, payroll and other taxes..............................   10   11
      Other accrued liabilities......................................   45   37
      Other accounts payable.........................................   11    9
                                                                      ---- ----
        Accounts payable and accrued liabilities..................... $157 $140
                                                                      ==== ====

                     EDWARDS LIFESCIENCES CORPORATION

5. LEASE OBLIGATIONS

   Certain facilities and equipment are leased under operating leases expiring at various dates. Most of the operating leases contain renewal options. Total expense for all operating leases was $8 million in 1998 and $9 million in 1997 and 1996.

   Future minimum lease payments (including interest) under noncancelable operating leases at December 31, 1998 were as follows:

                                                                     Operating
                                                                      leases
                                                                   -------------
                                                                   (in millions)
      1999........................................................      $ 7
      2000........................................................        4
      2001........................................................        2
      2002........................................................        1
      2003........................................................        1
      Thereafter..................................................        1
                                                                        ---
        Total obligations and commitments.........................      $16
                                                                        ===

6. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Concentrations of credit risk

   In the normal course of business, Edwards Lifesciences provides credit to customers in the health-care industry, performs credit evaluations of these customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts.

Foreign exchange risk management

   For all periods presented, Edwards Lifesciences has been considered in Baxter's overall risk management strategy. As part of this strategy, Baxter uses certain financial instruments to reduce its exposure to adverse movements in foreign exchange rates. These financial instruments are not used for trading purposes. The financial instruments contain credit risk in that the banking counterparty may be unable to meet the terms of the agreements. Such risk is minimized by limiting counterparties to major financial institutions and by management's monitoring of credit risk. In addition, where appropriate, Baxter has arranged collateralization and master-netting agreements to minimize the risk of loss.

   As part of implementing its strategy, Baxter enters into foreign exchange contracts, principally options, with terms generally less than two years, to hedge anticipated but not yet committed sales expected to be denominated in foreign currencies. Baxter has allocated to Edwards Lifesciences the net income associated with certain of such contracts in the amounts of $3 million, $3 million and less than $1 million in 1998, 1997 and 1996, respectively. The approximate notional amounts associated with the allocated portion of these foreign exchange contracts was $177 million and $81 million at December 31, 1998 and 1997, respectively. The allocations were determined based on Edwards Lifesciences' hedged sales relative to Baxter's total hedged sales, by applicable currency. With respect to Edwards Lifesciences' foreign currency exposures, Baxter principally hedges the Japanese Yen and the Euro.

                     EDWARDS LIFESCIENCES CORPORATION

Fair values of financial instruments

                                                        Carrying  Approximate
                                                         amounts  fair values
                                                        --------- ------------
      as of December 31                                 1998 1997 1998   1997
      -----------------                                 ---- ---- -----  -----
                                                            (in millions)
      Investments in affiliates........................ $ 1  $ 5  $   1  $   1
      Foreign currency hedges..........................   2    1      2      1

   The carrying values of accounts receivable and payable and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities.

7. RELATED PARTY TRANSACTIONS

   Baxter has provided to Edwards Lifesciences certain legal, treasury, employee benefits, insurance and administrative services. Charges for these services, which have been recorded in cost of sales, marketing and administrative expenses and research and development expenses, as applicable, are based on actual costs incurred by Baxter and totaled $62 million, $63 million and $55 million in 1998, 1997 and 1996, respectively. The bases for the amounts charged to Edwards Lifesciences varied depending on the nature of the service, but generally were determined using headcount, sales, payroll, square footage or other appropriate data, or were determined based on actual utilization of services. Management believes that the bases used for allocating services is reasonable. However, the terms of these transactions may differ from those that would result from transactions with unrelated third parties or had Edwards Lifesciences performed these functions on their own.

   Edwards Lifesciences participates in a centralized cash management program administered by Baxter. Short-term advances from Baxter or excess cash sent to Baxter has been treated as an adjustment to the "Investments by and advances from (payments to) Baxter International Inc., net" account through the balance sheet date. No interest is charged on this balance.

   Effective on the distribution date, Baxter and Edwards Lifesciences will enter into a series of administrative services agreements pursuant to which Baxter and Edwards Lifesciences will continue to provide, for a specified period of time, certain administrative services which each entity historically has provided to the other. These agreements require both parties to pay each other a fee which approximates the actual costs of these services. Additionally, subsequent to the spin-off, Edwards Lifesciences will have continuing relationships with Baxter as a customer and supplier for certain products. See "Edwards Lifesciences' Relationship with Baxter after the Distribution." included elsewhere in this Information Statement, for detailed descriptions of the related agreements.

8. RETIREMENT AND OTHER BENEFIT PROGRAMS

   Edwards Lifesciences employees participated in Baxter-sponsored non-contributory, defined benefit pension plans covering substantially all employees in the U.S. and Puerto Rico and employees in certain other countries. The benefits were based on years of service and the employee's compensation during 5 of the last 10 years of employment as defined by the plans. Baxter and Edwards Lifesciences have announced their intent to freeze benefits under the U.S. plan at the date of the spin-off for Edwards Lifesciences employees. Edwards Lifesciences has also announced that it will not have a defined benefit pension plan in the U.S. to replace the Baxter plan. The pension liability related to Edwards Lifesciences' U.S. employees' service prior to the spin-off date will remain with Baxter. With respect to the Puerto Rico plan, Baxter plans to transfer the assets and liabilities relating to Edwards Lifesciences' employees to Edwards Lifesciences at spin-off date. Edwards Lifesciences intends to continue to have a non-contributory, defined benefit pension plan in Puerto Rico after the spin-off date.

                     EDWARDS LIFESCIENCES CORPORATION

   Pension expense for the Baxter-sponsored plans in the U.S. and Puerto Rico relating to Edwards Lifesciences' employees was $4 million, $3 million and $4 million in 1998, 1997 and 1996, respectively. The assumed discount rate applied to benefit obligations to determine 1998 and 1997 pension expense was 7.5% and 8.0%, respectively. The assumed long-term rate of return on assets was 10.5% for 1998 and 1997. The assumed rate of compensation increase was 4.5% and 4.0% for the U.S. and Puerto Rico plan, respectively, in both 1998 and 1997.

   In addition to pension benefits, Edwards Lifesciences participated in Baxter-sponsored contributory health-care and life insurance benefits for substantially all domestic retired employees. Baxter and Edwards Lifesciences have announced that they will freeze benefits under these plans at the date of the spin-off for Edwards Lifesciences employees. Edwards Lifesciences has announced its intention not to establish new health-care and life insurance plans for employees retiring subsequent to the spin-off date. Expense associated with these benefits relating to Edwards Lifesciences employees was less than $1 million in each of the years 1998, 1997 and 1996.

   Most U.S. employees have been eligible to participate in a qualified 401(k) plan. Participants could contribute up to 12% of their annual compensation (limited in 1998 to $10,000 per individual) to the plan and Baxter matched participants' contributions, up to 3% of an individual participant's compensation. Matching contributions relating to Edwards Lifesciences employees were approximately $3 million in 1998 and 1997, and $2 million in 1996.

9. OTHER EXPENSE (INCOME)

   Components of other expense (income) are as follows:

      years ended December 31:                                  1998  1997 1996
      ------------------------                                  ----  ---- ----
                                                                (in millions)
      Asset dispositions and writedowns, net................... $ 6   $--  $11
      Insurance and legal settlements.......................... (13)   --  (18)
      Foreign exchange.........................................   1    --  --
      Other.................................................... --       1   2
                                                                ---   ---- ---
        Total other expense (income)........................... $(6)  $  1 $(5)
                                                                ===   ==== ===

10. INCOME TAXES

   Income before tax expense by category is as follows:

      years ended December 31:                                  1998 1997  1996
      ------------------------                                  ---- ----  ----
                                                                (in millions)
      U.S...................................................... $66  $(42) $ 90
      International............................................  27    27    37
                                                                ---  ----  ----
        Income before income tax expense....................... $93  $(15) $127
                                                                ===  ====  ====

                     EDWARDS LIFESCIENCES CORPORATION

   Income tax expense by category and by income statement classification is as follows:

      years ended December 31:                                  1998 1997  1996
      ------------------------                                  ---- ----  ----
                                                                (in millions)
      Current
        U.S.
          Federal.............................................. $16  $18   $13
          State and local, including Puerto Rico...............  11   16    16
        International..........................................   4    7    12
                                                                ---  ---   ---
      Current income tax expense...............................  31   41    41
                                                                ---  ---   ---
      Deferred
        U.S.
          Federal.............................................. --    (3)   (2)
          State and local, including Puerto Rico............... --    (1)  --
        International.......................................... --   --      1
                                                                ---  ---   ---
      Deferred income tax expense.............................. --    (4)   (1)
                                                                ---  ---   ---
      Income tax expense....................................... $31  $37   $40
                                                                ===  ===   ===

   The income tax shown above was calculated as if Edwards Lifesciences were a stand-alone entity.

   The components of deferred tax assets and liabilities are as follows:

      years ended December 31:                                1998  1997  1996
      ------------------------                                ----  ----  ----
                                                              (in millions)
      Deferred tax assets
        Accrued expenses..................................... $ 12  $  8  $ 10
        Other................................................    2     2     2
                                                              ----  ----  ----
          Total deferred tax assets..........................   14    10    12
                                                              ----  ----  ----
      Deferred tax liabilities
        Asset basis differences..............................   43    45    36
        Other................................................    1     1   --
                                                              ----  ----  ----
          Total deferred tax liabilities.....................   44    46    36
                                                              ----  ----  ----
      Net deferred tax liabilities........................... $(30) $(36) $(24)
                                                              ====  ====  ====

INCOME TAX EXPENSE

   Income tax expense differs from income tax expense calculated by using the U.S. federal income tax rate for the following reasons:

      years ended December 31:                                 1998  1997  1996
      ------------------------                                 ----  ----  ----
                                                               (in millions)
      Income tax expense at statutory rate.................... $ 33  $ (5) $ 44
      Tax-exempt operations...................................  (12)  (16)  (19)
      Nondeductible goodwill..................................   12    12    11
      State and local taxes...................................    4     4     4
      Foreign tax expense.....................................   (6)   (4)  --
      In-process R&D expense..................................  --     46   --
                                                               ----  ----  ----
        Income tax expense.................................... $ 31  $ 37  $ 40
                                                               ====  ====  ====

                     EDWARDS LIFESCIENCES CORPORATION

   The company has manufacturing operations outside the United States, namely in Puerto Rico and Switzerland, which benefit from reductions in local tax rates under various tax incentives. As a result of the spin-off of the company from Baxter and other actions, the company will seek to renegotiate these existing tax incentives. It is expected that comparable tax grants will be secured on a stand-alone basis in due course.

11. LEGAL PROCEEDINGS

   Upon the distribution, Edwards Lifesciences will assume the defense of litigation involving cases and claims related to the Edwards Lifesciences business. Edwards Lifesciences has not been named as a defendant in such matters but will be defending and indemnifying Baxter Healthcare Corporation, as contemplated by the reorganization agreement, for all related expenses and potential liabilities. It is possible that Edwards Lifesciences may be added as a defendant in existing cases and claims.

   The cases and claims relate primarily to products and services currently or formerly manufactured or performed, as applicable, by Edwards Lifesciences. Such cases and claims raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law. Accordingly, in certain cases, Edwards Lifesciences is not able to estimate the amount of its liabilities with respect to such matters.

   Upon resolution of any pending legal matters, Edwards Lifesciences may incur charges in excess of presently established reserves. While such a charge could have a material adverse impact on Edwards Lifesciences' net income or net cash flows in the period in which it is recorded or paid, management believes that no such charge would have a material adverse effect on Edwards Lifesciences' combined financial position.

   Edwards Lifesciences believes that the liability and defense costs relating to its legal matters will be within self-insured retentions or substantially covered by insurance, subject to exclusions, conditions, policy limits and potential insurer insolvency.

12. STOCK-BASED COMPENSATION PLANS

   Certain employees of Edwards Lifesciences participated in stock-based compensation plans sponsored by Baxter. Such plans principally included fixed stock option plans and employee stock purchase plans. Baxter applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for such plans. Accordingly, no compensation cost has been recognized by Baxter for its fixed stock option plans and its stock purchase plans. These plans are the sole responsibility of Baxter and, accordingly, no information is presented herein.

                     EDWARDS LIFESCIENCES CORPORATION

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Concluded)


13. SEGMENT INFORMATION

   The company manages its business on the basis of one reportable segment. Refer to Note 1 for a description of the company's business. The company's products and services share similar distribution channels and customers and are sold principally to hospitals and physicians. Management evaluates its various global product portfolios on a revenue basis, which is presented below, and profitability is generally evaluated on an enterprise-wide basis due to shared infrastructures. Edwards Lifesciences' principal markets are the United States, Europe and Japan.

   Geographic area data includes net sales based on product shipment destination and long-lived asset data is presented based on physical location.

      as of or for the year ended December 31                       1998 1997 1996
      ---------------------------------------                       ---- ---- ----
                                                                    (in millions)
      Net Sales by Geographic Area
        United States.............................................. $508 $515 $456
        Japan......................................................  138  154  166
        Other countries............................................  219  210  215
                                                                    ---- ---- ----
          Totals................................................... $865 $879 $837
                                                                    ==== ==== ====

      Net Sales by Major Product and Service Area
        Cardiac Surgery............................................ $273 $247 $199
        Vascular...................................................   60   57   59
        Critical Care..............................................  221  227  241
        Perfusion Products and Services............................  269  289  285
        Other......................................................   42   59   53
                                                                    ---- ---- ----
          Totals................................................... $865 $879 $837
                                                                    ==== ==== ====

      Long-Lived Assets by Geographic Area
        United States.............................................. $198 $189 $171
        Other countries............................................   29   28   31
                                                                    ---- ---- ----
          Totals................................................... $227 $217 $202
                                                                    ==== ==== ====

   Sales to Allegiance Corporation, a subsidiary of Cardinal Health, Inc., represented approximately 13 percent, 10 percent and six percent of the company's total net sales in 1998, 1997 and 1996, respectively.

                                                                    SCHEDULE II

                       Valuation and Qualifying Accounts

                                          Additions
                                    ----------------------
                         Balance at Charged to Charged to  Deductions  Balance
                         beginning  costs and     other       from    at end of
                         of period   expenses  accounts(A)  reserves   period
                         ---------- ---------- ----------- ---------- ---------
                                        (In millions of dollars)
Year ended December 31,
 1998:
  Allowances for
   doubtful accounts and
   returns..............    $ 6        $ 8          --        $(6)       $ 8
  Inventory reserves....     13          4          --         (7)        10
  Litigation reserves...      1          1          --         (1)         1
                                        ---------------------------------------

Year ended December 31,
 1997:
  Allowances for
   doubtful accounts and
   returns..............      6          6          (1)        (5)         6
  Inventory reserves....     15          3          --         (5)        13
  Litigation reserves...     --          1          --         --          1
  Deferred tax asset
   valuation allowance..      1         --          --         (1)        --
                                        ---------------------------------------

Year ended December 31,
 1996:
  Allowances for
   doubtful accounts and
   returns .............      6          5          --         (5)         6
  Inventory reserves....     11          7          --         (3)        15
  Litigation reserves...     --          1          --         (1)        --
  Deferred tax asset
   valuation allowance..      2         --          --         (1)         1
                                        ---------------------------------------

--------
(A) Valuation accounts of acquired or divested companies and foreign currency translation adjustments. Reserves are deducted from assets to which they apply.

                                   SIGNATURE

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               /s/ Michael A. Mussallem
                                          By:  ________________________________
                                          Name: Michael A. Mussallem
                                          Title:  Chief Executive Officer

Date: January 21, 2000

 (b)      Exhibits

          Amended and Restated Certificate of Incorporation of Edwards
  3.1*    Lifesciences

  3.2*    Amended and Restated Bylaws of Edwards Lifesciences

          Certificate of Designation for Edwards Lifesciences Series A Junior
  3.3*    Participating Preferred Stock

          Specimen form of certificate representing Edwards Lifesciences common
  4.1*    stock

 10.1* Form of Agreement and Plan of Reorganization, to be entered into between Edwards Lifesciences and Baxter International Inc.

 10.2*    Form of Tax Sharing Agreement, to be entered into between Edwards
          Lifesciences and Baxter International Inc.

 10.3*    Form of Edwards Lifesciences 2000 Incentive Compensation Plan

 10.4*    Form of Edwards Lifesciences Retirement Plan

 10.5*    Form of Edwards Lifesciences Excess Plan

 10.6*    Form of Employee Stock Purchase Plan

 10.7*    Terms and Conditions of Transition Options

 10.8*    Edwards Lifesciences Change of Control Plan

 10.9*    Rights Agreement between Edwards Lifesciences Corporation and [ ] as
          Rights Agent, dated as of [  ], 2000

 10.10* Services and Distribution Agreement between Edwards Lifesciences, as successor in interest to Baxter Healthcare Corporation, and Allegiance Healthcare Corporation, dated as of September 30, 1999.

 10.11    Form of Employment Agreement

 10.12    Form of Consulting Agreement

 10.13*   Form of Outgoing Confidentiality Agreement

 21.1*    Subsidiaries of Edwards Lifesciences

 27.1**   Financial Data Schedule--September 30, 1999

 27.2**   Financial Data Schedule--September 30, 1998

 27.3**   Financial Data Schedule--December 31, 1998

 27.4**   Financial Data Schedule--December 31, 1997

 27.5**   Financial Data Schedule--December 31, 1996

NOTE

  *to be filed by amendment

 **previously filed